7/14



05009743

# 82- SUBMISSIONS FACING SHEET





MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hanny Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 2a38 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 7/15/05

HANNY

VISIONS AHEAD

# Crossing New Boundaries

HANNY HOLDINGS LIMITED 錦興集團有限公司

ANNUAL REPORT 2003-2004 年年報

# Corporate information
# 公司資料

## BOARD OF DIRECTORS

**Executive Directors**

Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung

**Non-Executive Directors**

Mr. Fok Kin Ning, Canning
Ms. Shih, Edith *(alternate to Mr. Fok Kin Ning, Canning)*
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

**Independent non-executive Directors**

Mr. Yuen Tin Fan, Francis
Mr. Tsang Link Carl, Brian
Mr. Kwok Ka Lap, Alva

## AUDIT COMMITTEE

Mr. Tsang Link Carl, Brian
Mr. Kwok Ka Lap, Alva

## COMPANY SECRETARY

Ms. Cheng Wai Chu, Judy

## AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants
26th Floor, Wing On Centre
111 Connaught Road Central, Hong Kong

## PRINCIPAL BANKERS

Hang Seng Bank Limited
Bank of America, U.S.A.
Bank of China (Hong Kong) Limited
Wing Hang Bank, Ltd

## PRINCIPAL REGISTRAR

The Bank of Bermuda Limited
6 Front Street, Hamilton HM 11,
Bermuda

## BRANCH REGISTRAR

Secretaries Limited
Ground Floor
Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai, Hong Kong

## REGISTERED OFFICE

Clarendon House
2 Church Street,
Hamilton HM 11, Bermuda

## PRINCIPAL OFFICE

8th Floor, Paul Y. Centre,
51 Hung To Road,
Kwun Tong, Kowloon, Hong Kong
Tel : (852)2372 0722
Fax : (852)2304 4236

## STOCK CODE

275

## 董事會

**執行董事**

陳國強博士 *(主席)*
Yap, Allan 博士 *(董事總經理)*
呂兆泉先生 *(副董事總經理)*
陳國鴻先生

**非執行董事**

霍建寧先生
施熙德女士 *(霍建寧先生之替代董事)*
葉德銓先生
張漢傑先生

**獨立非執行董事**

袁天凡先生
曾令嘉先生
郭嘉立先生

## 審核委員會

曾令嘉先生
郭嘉立先生

## 公司秘書

鄭慧珠女士

## 核數師

德勤・關黃陳方會計師行
執業會計師
香港干諾道中111號
永安中心26樓

## 主要往來銀行

恒生銀行有限公司
Bank of America, 美國
中國銀行(香港)有限公司
永亨銀行有限公司

## 主要過戶登記處

The Bank of Bermuda Limited
6 Front Street, Hamilton HM 11,
Bermuda

## 過戶登記分處

秘書商業服務有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

## 註冊辦事處

Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

## 主要辦事處

香港九龍
觀塘鴻圖道51號
保華企業中心8樓
電話：(852) 2372 0722
傳真：(852) 2304 4236

## 股票編號

275

# Table of Contents
# 目錄

HANNY HOLDINGS LIMITED 錦興集團有限公司






TARGET

# Set the Target

# 起步向前 確立目標

# Chairman's Statement

I have pleasure to present to shareholders the 2003/2004 annual report of the Group.

## OPERATIONS REVIEW

### Trading Operations

During the year, Memorex® made significant achievements throughout North America, Europe and Asia.

### North America

In the North American market, Memorex® continues to achieve strong results in all segments of its business. The Memorex® brand continues to lead the market for optical media, maintaining in excess of 30% market share for both CD-R and DVD media. The Group also achieved substantial growth in its computer accessories and USB flash drive businesses segments during the year. Key to the Group's success continues to be its extensive retail distribution network in both the U.S. and Canada.

The Group expects continued sales growth to be driven by DVD media and USB flash drives in the coming year. Both categories are expected to experience a 100% increase in unit shipments during the year. The surge in demand for DVD media can be attributed to declining retail prices and the explosive growth of DVD computer drives and DVD home recorders which have started to replace the VCR in the home. The USB flash drive has become the standard for small file transfer and is replacing the floppy disc.

During the year, the Group relocated its headquarters in North America from Santa Fe Springs to a new enlarged facility in Cerritos, California to enhance efficiency.

### Europe

The results in Europe have been very successful. Turnover increased by 16.6% over the previous year. The key focus of this year was to improve profitability. This was achieved by a combination of significant improvements to gross margin and reducing costs. The improvement in gross margin was attained by discontinuing non-profit making products, such as hardware and input devices, restructuring promotional activity from Pan – European to more specific local activities and focusing the entire Memorex® team on profit and attaining turnover goals. The most significant cost reduction was achieved by the closure of a marketing and planning office in Germany and amalgamating those functions into the UK head office.

### Asia

The Group has made a good start in its geographic penetration in Asia. A 5.5% revenue growth with moderate earning were recorded during the year. The Group recorded a profit of approximately HK$1.7 million for the 2nd quarter of 2004 for the Asian market from losses in previous year. In the coming years, the Group will continue to strive to attain a strong market share for the Memorex® brand in Asia.

本人欣然向股東呈報本集團二零零三／二零零四年度年報。

## 業務運作回顧

### 貿易業務

年內，Memorex®在北美洲、歐洲及亞洲均錄得佳績。

#### 北美洲

在北美市場，Memorex®持續在各業務界別取得驕人業績。Memorex®品牌在光學媒體方面持續處領導地位，在一次收錄光碟及DVD媒體市場佔有率超逾30%。年內本集團亦在電腦配件及USB flash drive 業務獲得重大收益增長。美國及加拿大的廣泛零售分銷網絡仍然是本集團成功的主要因素。

本集團預期DVD媒體及USB flash drive業務將在來年支持銷售額持續增長。預計該兩項業務本年付運量將增長一倍。對DVD媒體需求之迅速增長可歸因零售價格下調及DVD電腦驅動器及DVD家庭播錄機開始取代家庭VCR播錄機而呈現的爆炸性增長。USB flash drive已成為細檔案轉移的標準並正在取代磁碟。

年內，本集團把其位於北美Santa Fe Springs的總部遷往位於加州Cerritos面積更大的設施以提升營運效率。

#### 歐洲

本集團歐洲業務相當成功。營業額較上一年增長16.6%。本年度焦點集中提高利潤率。因毛利大幅上揚及持續削減成本毛利上升主要歸因於終止無利可圖之產品如硬件及輸入設備，重整推廣活動，焦點由泛歐洲轉移至具體的當地活動，整個Memorex®隊伍亦全情投入以達到利潤目標及營業額目標。最重要的削減成本措施為關閉在德國的一個市場推廣及計劃辦事處，並將原有工作併入英國的總辦事處。

#### 亞洲

本集團業務於亞洲市場之地區滲透有良好的開始。年內錄得5.5%收益增長及可觀盈利。本集團於二零零四年第二季於亞洲市場方面錄得約1,700,000港元之溢利，往年度則錄得虧損。未來數年，本集團將銳意為Memorex®於亞洲爭取重大市場佔有率。

## OUTLOOK

The achievements of year 2003/2004 are impressive. The Group recorded continuous growth of 20.3% in revenue and 19.0% in gross profits.

For the coming year, the Group will keep pursuing its dominant strategies towards geographic expansion of markets and innovation in branded products to further booster its market share and revenue. With worldwide economic recovery, the Group will take this golden opportunity to explore new strategic alliances as stronger powerhouse of its core business and to line up licensees for launching of a range of products.

The provision of an extensive range of products available and with the quick access to trade information and market conditions in all the countries we operate in, the Group would then be able to work closely with its customers to supply the optimal product mix for their particular markets thereby improving gross margins for both the end-customers and our Group. This will not only help maintaining business margins, but will also enhance the loyalty of our customers.

Looking forward, the Group will dedicate to maximize shareholder value by (i) maintenance of the Group's leading position in optical media sales and marketing operation worldwide and (ii) increasing the gross revenue and generating operating profits in years to come.

## APPRECIATION

I would like to take this opportunity to express my gratitude to my fellow board members, the management and employees for their hard work and contribution to the Group in the past year.

On behalf of the Board

**Dr. Chan Kwok Keung, Charles**
*Chairman*

Hong Kong, July 23, 2004

## 展望

二零零三／二零零四年度之業績表現驕人。本集團錄得20.3%之持續收入增長及19.0%之毛利增長。

未來一年，本集團將繼續貫徹其擴展地區性市場及創新品牌產品之主要策略，以便進一步擴大市場份額及提升收入。隨著全球經濟復甦，本集團將抓緊這個良機發掘新的策略聯盟以作核心業務之強大支援，並與許可證持有人合作以推出一系列產品。

憑著多樣可供選擇的產品以及本集團在經營業務的各國市場能快速取得資訊及了解市場情況，本集團得以與顧客緊密聯係，從而為各特定市場提供最佳的產品組合，繼而雙雙提高最終顧客與本集團的毛利。這不單有助保持經營利潤，更可鞏固客戶對本集團的忠誠度。

展望未來，本公司將致力透過以下方法提升股東價值：(i) 維持本集團於全球光學媒體銷售及市場推廣業務方面之領導地位及(ii) 未來數年使總收入增加及取得經營溢利。

## 致謝

本人藉此機會，向各位董事、管理人員及僱員，在往年為本集團作出之努力及貢獻致以衷心感謝。

代表董事會

*主席*
**陳國強博士**

香港，二零零四年七月二十三日

## RESULTS AND FINANCIAL REVIEW

### Results

For the year ended March 31, 2004, the Group's audited consolidated profit before minority interests was HK$93.8 million (2003: loss of HK$606.5 million, as restated), which comprised profit from operations of HK$228.8 million (2003: loss of HK$315.6 million), finance costs of HK$26.4 million (2003: HK$31.7 million), net gain on disposal of subsidiaries and associates of HK$10.4 million (2003: Nil), amortization of goodwill arising on acquisition of associates of HK$17.7 million (2003: HK$6.6 million), share of net losses of associates of HK$73.5 million (2003: HK$32.4 million) and taxation of HK$27.8 million (2003: HK$36.0 million, as restated). Impairment loss on goodwill arising on acquisition of an associate of HK$104.6 million and allowance for loan to associates of HK$79.6 million included in last year did not recur for the year ended March 31, 2004.

### Segment Results

For trading of computer related products, segment turnover amounted to HK$3,737.3 million, increased by HK$762.1 million (25.6%) and segment result recorded HK$206.7 million, increased by HK$108.8 million (111.2%).

For trading of consumer electronic products, segment turnover amounted to HK$1,237.7 million, increased by HK$128.1 million (11.5%) and segment result recorded HK$21.9 million, increased by HK$1.7 million (8.4%).

For trading of securities, segment turnover amounted to HK$34.9 million, decreased by HK$43.1 million (55.2%) and segment result turned around to profit of HK$20.8 million from loss of HK$110.4 million.

This year, the Group still enjoyed significant growth without lowering gross profit margin. This sales growth was due to our persistent efforts to control cost on inventory pricing, our strong and extensive business network worldwide and promotional efforts made. In the wake of the gradual economic recovery from this year, the Group results turned around into profits.

## 業績及財務回顧

### 業績

截至二零零四年三月三十一日止年度，本集團之經審核未計少數股東權益前之綜合溢利為93,800,000港元（二零零三年：虧損606,500,000港元，經重列），主要包括經營溢利228,800,000港元（二零零三年：虧損315,600,000港元）、財務費用26,400,000港元（二零零三年：31,700,000港元）、出售附屬公司及聯營公司之收益淨額10,400,000港元（二零零三年：無）、攤銷收購聯營公司產生之商譽17,700,000港元（二零零三年：6,600,000港元）、應佔聯營公司虧損淨額73,500,000港元（二零零三年：32,400,000港元）及税項27,800,000港元（二零零三年：36,000,000港元，經重列）。去年已計入之收購一間聯營公司產生之商譽減值虧損104,600,000港元及借予聯營公司貸款準備79,600,000港元於截至二零零四年三月三十一日止年度並無再出現。

### 分類業績

就買賣電腦相關產品而言，分類營業額為3,737,300,000港元，增加762,100,000港元(25.6%)，而分類業績則錄得206,700,000港元，增加108,800,000港元(111.2%)。

就消費電子產品而言，分類營業額為1,237,700,000港元，增加128,100,000港元(11.5%)，而分類業績則錄得21,900,000港元，增加1,700,000港元(8.4%)。

就買賣證券而言，分類營業額為34,900,000港元，減少43,100,000港元(55.2%)，而分類業績則由110,400,000港元虧損轉為20,800,000港元溢利。

本年度，本集團仍在毛利並無下降的情況下享有大幅增長。此銷售增長是由於在存貨定價策略方面加緊控制成本、本集團在全球擁有強大及廣泛之業務網絡及加強推廣活動所致。另一方面，鑑於今年起經濟逐漸復甦，本集團業務已回復盈利。

**Liquidity**

Net bank and cash balances at March 31, 2004 decreased to HK$141.1 million (2003: HK$221.4 million which accounted for 9.8% (2003: 15.9%, as restated) of the net tangible asset value of the Group. The cash was mainly used for daily operations and purchase of inventories in response to the improved sales performance during the year. The current ratio of the Group at March 31, 2004 was 1.39 (2003: 1.40).

流動資金

於二零零四年三月三十一日之銀行及現金結存減至141,100,000港元(二零零三年：221,400,000港元)，佔本集團有形資產淨值之9.8%(二零零三年：15.9%，經重列)。現金主要用於日常業務及因應年內銷售表現有所改善而購買存貨。本集團於二零零四年三月三十一日之流動比率為1.39(二零零三年：1.40)。

**Financial Review**

The net current assets of the Group at March 31, 2004 increased by HK$168.4 million (35.3%) to HK$645.8 million (2003: HK$477.4 million).

財務回顧

本集團於二零零四年三月三十一日之流動資產淨值增加168,400,000港元(35.3%)至645,800,000港元(二零零三年：477,400,000港元)。

Such increase was mainly attributable to the increase in inventory level of the subsidiaries in the United States and United Kingdom, from HK$505.2 million as at March 31, 2003 to HK$877.4 million as at March 31, 2004, as the management foresees an increasing sales trend in the coming years. In addition, market prices of products such as DVD and CDR boosted up owing to the decrease in supply. Therefore, the Company made bulk purchase so as to bargain for favourable prices.

流動比率上升之主要由於管理層預料銷售額將在未來數年呈增長趨勢，因此把在美國及英國之附屬公司的存貨水平由二零零三年三月三十一日之505,200,000港元增至二零零四年三月三十一日之877,400,000港元。此外，包括DVD及一次收錄光碟在內之產品市場價格因供應減少而上揚，故此本公司為求取得更佳議價而作大批量採購。

Trade and other receivables increased from HK$486.6 million as at March 31, 2003 to HK$738.8 million as at March 31, 2004. Debtors turnover day increased from 35 days in 2003 to 50 days in current year. Owing to the increasing demand of DVD, turnover of such product increased at the end of the year leading to the increase in trade receivable balance at year end.

貿易及其他應收賬款由二零零三年三月三十一日之486,600,000港元升至二零零四年三月三十一日之738,800,000港元。應收賬流轉期由二零零三年之35日增至現年度之50日。由於DVD需求上升，該產品之營業額於本年度末時增加，導致年終時應收貿易賬款增加。

Trade and other payables increased from HK$890.6 million as at March 31, 2003 to HK$1,272.3 million as at March 31, 2004. Creditors turnover day remained steady from 75 days in 2003 to 78 days in current year. The Company was able to maintain a stable credit period by having established a long-term relationship with its major suppliers and making bulk purchases during the year.

貿易及其他應付賬款由二零零三年三月三十一日之890,600,000港元升至二零零四年三月三十一日之1,272,300,000港元。應付賬流轉期大致保持平穩，由二零零三年之75日略增至現年度之78日。本公司與其主要供應商已建立長期良好關係並在年內作大批量採購，故可維持穩定的信用期。

At March 31, 2004, total borrowings of the Group amounted to HK$384.2 million (2003: HK$445.0 million), of which HK$10.8 million (2003: HK$177.0 million) were not repayable within one year. The borrowings included bank borrowings of HK$205.7 million (2003: HK$237.5 million), other loans of HK$151.3 million (2003: HK$180.0 million), overdrafts of HK$23.3 million (2003: HK$22.4 million), obligations under finance leases of HK$1.5 million (2003: HK$2.7 million) and amount due to a minority shareholder of HK$2.4 million (2003: HK$2.4 million). The drop in borrowings was due to the repayment of bank and other loans during the year to lower the finance costs.

於二零零四年三月三十一日，本集團借款總額為384,200,000港元（二零零三年：445,000,000港元），其中10,800,000港元（二零零三年：177,000,000港元）毋須於一年內償還。有關借款包括銀行借款205,700,000港元（二零零三年：237,500,000港元）、其他貸款151,300,000港元（二零零三年：180,000,000港元）、透支23,300,000港元（二零零三年：22,400,000港元）、融資租約承擔1,500,000港元（二零零三年：2,700,000港元）及應付一個少數股東款項2,400,000港元（二零零三年：2,400,000港元）。由於年內償還銀行及其他借款，以致財務費用得以減低。

**Interests in associates**

At March 31, 2004, interests in associates amounted to HK$906.4 million (2003: HK$271.4 million), represented share of net assets of HK$617.5 million (2003: HK$172.3 million), goodwill on acquisition of an associate of HK$256.6 million (2003: HK$65.5 million), loans to associates of HK$1.4 million (2003: HK$7.7 million) and amounts due therefrom of HK$30.9 million (2003: HK$25.9 million). The substantial increase in balance was mainly due to the further acquisition of an associate which was classified as investment in securities as at March 31, 2003, resulting in the increase in share of net assets and goodwill.

**聯營公司權益**

於二零零四年三月三十一日，於聯營公司之權益為906,400,000港元（二零零三年：271,400,000港元），為應佔資產淨值617,500,000港元（二零零三年：172,300,000港元）、收購一間聯營公司產生之商譽256,600,000港元（二零零三年：65,500,000港元）、予聯營公司貸款1,400,000港元（二零零三年：7,700,000港元）及聯營公司欠款30,900,000港元（二零零三年：25,900,000港元）。該結餘大幅增加主要由於進一步購入一間聯營公司並於二零零三年三月三十一日列作證券投資，導致應佔資產淨值及商譽上升。

**Pledge of assets**

At March 31, 2004, certain assets of the Group amounted to HK$399.0 million (2003: HK$323.7 million) were pledged to banks and financial institution for loans' facilities granted to the Group.

**資產抵押**

於二零零四年三月三十一日，本集團將399,000,000港元（二零零三年：323,700,000港元）之若干資產抵押予銀行及財務機構以取得本集團之貸款融資。

**Gearing ratio**

The gearing ratio (borrowings/shareholders' funds) at March 31, 2004 was slightly reduced to 20.5% (2003: 25.7%, as restated).

**資本與負債比率**

於二零零四年三月三十一日之資本與負債比率（借款／股東資金）輕微下跌至20.5%（二零零三年：25.7%，經重列）。

**Exchange rate and interest rate risks exposure**

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the recent weakening of the United States Dollars against other foreign currencies (especially Canadian Dollars and Great British Pounds) would bring about certain exchange gains to the Canadian and European subsidiaries so far. Because of the possible rebound of the United States Dollars, the Group will consider entering into hedging contracts to eliminate exposure to downside risks, whenever the Group and the concerned foreign subsidiaries think fit.

**匯兑及利率風險**

本集團大部分之業務交易、資產及負債均以港元及美元計值，外滙波動風險對本集團而言並不重大。進口貸款之利率主要參照倫敦銀行同業拆息率或香港銀行同業拆息率以上水平計算，而銀行及其他貸款之利率則主要參照最優惠利率以上水平計算。於結算日，本集團並無訂立任何利率投機及對沖合約。然而，由於最近美元相對其他外幣之匯率偏軟(尤其是與加元及英鎊之兑換率)，目前能為加拿大及歐洲附屬公司帶來若干滙兑收益。鑑於美元可能反彈，本集團將考慮於其本身及有關之海外附屬公司認為合適時訂立對沖合約以對銷下調風險。

**Contingent liabilities**

At March 31, 2004, the Group has no contingent liabilities in relation to guarantees given to banks and other financial institutions for facilities granted to an outsider. At March 31, 2003, the extent of such facilities was HK$11.7 million.

**或然負債**

本集團於二零零四年三月三十一日並無任何有關就附屬公司所獲之信貸款額而向若干銀行及其他財務機構提供擔保之或然負債。於二零零三年三月三十一日，該等信貸款額為11,700,000港元。

**Employees and remuneration policies**

At March 31, 2004, there were approximately 700 staff (2003: 800) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employees training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options were awarded to employees on merit basis and some share options were granted during the year.

**僱員及薪酬政策**

於二零零四年三月三十一日，本集團僱用約700名員工(二零零三年：800名)。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。每年均會作出檢討。本集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員，表現優異之僱員會獲得購股權之獎勵。年內已授出若干購股權。

## BUSINESS AND CORPORATE DEVELOPMENTS

### Acquisition of shares in China Strategic Holdings Limited ("CSHL")

At March 31, 2003, an amount of approximately HK$698.4 million included in investments in securities represented the Group's 14.55% equity interest in CSHL which is a listed company in Hong Kong. In September 2003, the Group acquired an additional interest of 16.65% in CSHL for a consideration of approximately HK$19.3 million. Accordingly, the investment in CSHL was increased to 31.20% and it was reclassified from investments in securities to interests in associates. Details shall refer to the circular of the Company dated July 29, 2003. As at the date of this report, the Group's shareholding in CSHL was 29.36%.

### Disposal of Shares in Memorex Holdings Limited ("Memorex Holdings")

On October 25, 2003, the Group entered into a sale and purchase agreement (the "Agreement") with Global Media Limited (the "Purchaser"), a subsidiary of Investor Capital Partners – Asia Fund. Investor Capital Partners – Asia Fund is a private equity fund advised by Investor Asia Limited, a wholly-owned subsidiary of Investor AB, which in turn is listed on the Stockholm Stock Exchange and is Sweden's largest investment holding company with a market capitalization of over US$6 billion. Pursuant to the Agreement, the Purchaser agreed to acquire and the Group agreed to dispose of 35% of the issued share capital in Memorex Holdings (which, following a reorganization, would represent an attributable interest of approximately 23.5% in Memorex International Inc., a non-wholly owned subsidiary of the Group), for an aggregate cash consideration of approximately US$39.9 million (equivalent to HK$311.2 million).

In addition, the Purchaser has a call option whereby it may purchase an additional 20% interest in Memorex Holdings from the Group, exercisable in whole or in part at any time within three years from the date of the completion, at an exercise price equal to the aggregate of: (i) US$26.9 million (equivalent to HK$209.8 million); and (ii) the amount which represents 20% of the consolidated retained profits of Memorex Holdings which may be accumulated from the date of the completion to the last date of the quarter preceding the exercise of the call option.

## 業務及公司發展

### 收購中策集團有限公司(「中策」)之股份

於二零零三年三月三十一日，證券投資約698,400,000港元之款項，乃指本集團於中策所佔14.55%之權益，中策為本港一上市公司。於二零零三年九月，本集團以約19,300,000港元之代價收購中策16.65%之額外權益。因此，本集團於中策之權益增至31.20%，其投資已由證券投資重新分類為聯營公司權益。有關詳情請參閱本公司日期為二零零三年七月二十九日之通函。於本年報刊發之日，本集團於中策之股權約為29.36%。

### 出售Memorex Holdings Limited(「Memorex Holdings」)之股份

於二零零三年十月二十五日，本集團與Global Media Limited(「買方」)(Investor Capital Partners - Asia Fund之附屬公司)訂立一項買賣協議(「該協議」)。Investor Capital Partners - Asia Fund為一項由Investor AB之全資附屬公司Investor Asia Limited擔任顧問之私人股本基金。Investor AB於斯德哥爾摩證券交易所上市，為瑞士最大之投資控股公司，市值超逾6,000,000,000美元。根據該協議，買方同意認購及本集團同意出售Memorex Holdings已發行股本之35%(於重組後將於本集團之非全資附屬公司Memorex International Inc.持有應佔權益約23.5%)，現金總代價約為39,900,000美元(相等於311,200,000港元)。

此外，買方持有認購期權，據此，可向本集團額外購入Memorex Holdings 20%權益。認購期權可於完成日期起計三年內隨時全部或部分行使，行使價相當於以下兩者之總和：(i)26,900,000美元(相等於209,800,000港元)；及(ii)相當於由完成日期起至行使認購期權時對上一個季度之最後一日止期間，Memorex Holdings所累積綜合保留溢利20%之金額。

In the 30 day period after the third anniversary of the date of the completion, the Purchaser has a partial exit right whereby it may require the Group to purchase 17.5% of the issued share capital of Memorex Holdings, at the same price per share at which the Purchaser acquired its 35% interest in Memorex Holdings at the date of the completion.

於完成日期滿三週年後之三十日期間內，買方擁有部分退股權，據此，可要求本集團購入Memorex Holdings已發行股本之17.5%，價格相等於買方於完成日期時認購Memorex Holdings 35%權益之每股價格。

Details of these transactions are set out in the circular of the Company dated November 18, 2003.

此等交易之詳情載於本公司於二零零三年十一月十八日之通函內。

**Acquisition of Dysan and Precision trademarks**

In November 2003, the Group completed the purchase of the trademarks DYSAN and PRECISION at a consideration of HK$190 million. The acquisition of these brandnames enables the Group to further build on its intellectual property portfolio. Leveraging our established sales, marketing and distribution network for the Memorex® brand, the Group intends to expand its product offerings for Dysan and Precision branded products to target the different markets and end-users.

收購Dysan及Precision商標

於二零零三年十一月，本集團以190,000,000港元之代價購入DYSAN及PRECISON商標。收購該等商標讓本集團加強其知識產權組合。為進一步發揮現有之Memorex®品牌的銷售、市場推廣及分銷網絡優勢，本集團擬擴大Dysan及Precision品牌產品的種類以針對不同市場及用家。

**Acquisition of a land development project known as 珠海錦興產業園**

In December 2003, an indirect wholly-owned subsidiary of the Group entered into an agreement for acquisition of the entire interest in a company which had a co-operation agreement entered into an independent third party for the joint development of certain land located at Doumen District, Zhuhai City of the People's Republic of China (「珠海錦興產業園」). As at March 31, 2004, a total of approximately HK$155.4 million was paid for obtaining certain parts of the land use right for land development, site formation and the exclusive development right to the 珠海錦興產業園.

收購一項名為珠海錦興產業園之土地發展項目

於二零零三年十二月，本集團之間接全資附屬公司訂立一項協議，收購一間公司之全部權益。該公司與一名獨立第三者訂立一項合作協議，共同開發位於中華人民共和國珠海市斗門區之若干土地(「珠海錦興產業園」)。於二零零四年三月三十一日，本集團支付總額約155,400,000港元，以取得土地開發權及地盤平整之若干部份土地使用權及珠海錦興產業園之獨家開發權。

**Placing and Subscription of Shares**

On January 28, 2004, ITC Corporation Limited ("ITC"), a substantial shareholder of the Company, entered into a placing and subscription agreement with the placing agent and the Company pursuant to which ITC agreed to place 21,500,000 shares at the price of HK$4.00 per share to not less than six placees who were independent third parties procured by the placing agent and ITC would subscribe for 21,500,000 new shares at the same price of HK$4.00 per share. Please refer to the Company's announcement of January 28, 2004 for details of such placing and subscription.

配售及認購股份

於二零零四年一月二十八日，本公司主要股東德祥企業集團有限公司(「德祥企業」)與配售代理及本公司訂立一項配售及認購協議，據此，德祥企業同意按每股4.00港元之價格向不少於六名承配人(為配售代理介紹之獨立第三者)配售21,500,000股股份，而德祥企業則會按每股4.00港元之相同價格認購21,500,000股新股。有關配售及認購之詳情，請參閱本公司於二零零四年一月二十八日刊發之公佈。

## DIRECTORS PROFILE

**Dr. CHAN Kwok Keung, Charles**, aged 49, was appointed as the Managing Director of the Company in November 1995. In November 2000, he was appointed as the Chairman of the Company, responsible for the overall management of the Company. He holds an Honorary degree of Doctor of Laws and a Bachelor's degree in Civil Engineering and has over 24 years' international corporate management experience in the construction and property sectors as well as in strategic investments. Dr. Chan is the chairman of ITC Corporation Limited, Paul Y. - ITC Construction Holdings Limited and China Enterprises Limited, a company whose shares are traded on OTC Bulletin Board in the U.S.A.. Dr. Chan is the chairman and chief executive officer of China Strategic Holdings Limited and an executive director of Wing On Travel (Holdings) Limited. He is also a non-executive director of Downer EDI Limited, a company whose shares are listed on the Australian Stock Exchange and New Zealand Stock Exchange. Dr. Chan is elder brother of Mr. Chan Kwok Hung, an executive director of the Company.

**Dr. YAP, Allan**, aged 48, joined the Company in 1995 and was appointed as the Deputy Managing Director in December 1997. In November 2000, he was appointed as Managing Director of the Company. He obtained the Honorary degree of Doctor of Laws and has over 22 years' experience in finance, investment and banking. Dr. Yap is the vice chairman of China Strategic Holdings Limited and China Enterprises Limited, and an executive director of Wing On Travel (Holdings) Limited. Dr. Yap is also the chairman and chief executive officer of Burcon NutraScience Corporation, a public listed company in Canada, and an executive chairman of PSC Corporation Ltd and Intraco Limited, both are public listed companies in Singapore. He is a director of MRI Holdings Limited, a company whose shares are listed on the Australian Stock Exchange.

**Mr. LUI Siu Tsuen, Richard**, aged 48, joined the Company in November 1995 and was appointed as Deputy Managing Director in May 2002. He is a qualified accountant and worked for an international accounting firm for over 11 years and has previously held senior financial positions in both private and public listed companies. Mr. Lui is an alternate director to Dr. Yap, Allan in China Strategic Holdings Limited and an executive director of Wing On Travel (Holdings) Limited. He is also an executive director of PSC Corporation Ltd, a public listed company in Singapore.

## 董事簡歷

**陳國強博士**，49歲，於一九九五年十一月獲委任為本公司董事總經理。於二零零零年十一月彼獲委任為本公司之主席，負責本公司之整體管理事宜。彼持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略投資方面積逾二十四年國際企業管理經驗。陳博士為德祥企業集團有限公司、保華德祥建築集團有限公司及於美國場外交易議價板買賣公司China Enterprises Limited之主席。陳博士為中策集團有限公司之主席兼行政總裁及永安旅遊(控股)有限公司之執行董事。彼亦為於澳洲證券交易所及紐西蘭證券交易所上市公司Downer EDI Limited之非執行董事。陳博士為本公司執行董事陳國鴻先生之兄長。

Yap, Allan博士，48歲，於一九九五年加入本公司，並於一九九七年十二月獲委任為副董事總經理。彼於二零零零年十一月獲委任為本公司董事總經理。彼持有法律榮譽博士學位，並於金融、投資及銀行業方面積逾二十二年經驗。Yap博士為中策集團有限公司及China Enterprises Limited之副主席，以及永安旅遊(控股)有限公司之執行董事。Yap博士亦為加拿大上市公司Burcon NutraScience Corporation之主席兼行政總裁及兩間新加坡上市公司普威聯營有限公司及新加坡國際貿易有限公司之執行主席。彼為MRI Holdings Limited(其股份於澳洲證券交易所上市之公司)之董事。

呂兆泉先生，48歲，彼於一九九五年十一月加入本公司，並於二零零二年五月獲委任為本公司副董事總經理。彼為專業會計師，曾任職一家國際會計師行逾十一年，並曾在多間私人機構及上市公司擔任財務方面之高職。呂先生為Yap, Allan博士於中策集團有限公司之替代董事，並任永安旅遊(控股)有限公司之執行董事。彼亦為新加坡上市公司普威聯營有限公司之執行董事。

**Mr. CHAN Kwok Hung**, aged 45, was appointed as an Executive Director of the Company in December 1995. He holds a Diploma in Arts and has over 20 years' experience in trading business in the People's Republic of China. He is an executive director of ITC Corporation Limited and an alternate director to Dr. Chan Kwok Keung, Charles in China Strategic Holdings Limited. Mr. Chan Kwok Hung is the younger brother of the Chairman, Dr. Chan.

**陳國鴻先生**，45歲，於一九九五年十二月獲委任為本公司執行董事。彼持有文學文憑，在中國貿易業務方面積逾二十年經驗。彼為德祥企業集團有限公司之執行董事，亦為陳國強博士在中策集團有限公司之替代董事。陳國鴻先生為本公司主席陳博士之胞弟。

**Mr. FOK Kin Ning, Canning**, aged 52, was appointed as a Non-Executive Director of the Company in 1992. He is the group managing director of Hutchison Whampoa Limited, the chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Global Communication Holdings Limited and Partner Communications Company Ltd. and the co-chairman of Husky Energy Inc. He is also the deputy chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a director of Cheung Kong (Holdings) Limited. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

**霍建寧先生**，52歲，於一九九二年獲委任為本公司非執行董事。彼為和記黃埔有限公司之集團董事總經理，和記港陸有限公司、Hutchison Telecommunications (Australia) Limited、和記環球電訊控股有限公司及Partner Communications Company Ltd. 之主席以及赫斯基能源公司之聯席主席。彼亦為長江基建集團有限公司及香港電燈集團有限公司之副主席及長江實業(集團)有限公司之董事。彼持有文學學士學位，且為澳洲特許會計師協會會員。

**Ms. SHIH, Edith**, aged 52, has been an Alternate Director to Mr. Fok Kin Ning, Canning, a Non-Executive Director of the Company since March 2003. She holds a Bachelor of Science degree in Education and a Master of Arts degree from the University of the Philippines, a Master of Arts degree and a Master of Education degree from Columbia University, New York. She is qualified to practise law in Hong Kong, England and Wales and Victoria, Australia. Ms. Shih is the head group general counsel and company secretary of Hutchison Whampoa Limited ("HWL") and an executive director and the company secretary of Hutchison Harbour Ring Limited. She is also an executive director of Hutchison International Limited and director of various HWL group companies.

**施熙德女士**，現年52歲，自二零零三年三月出任本公司非執行董事霍建寧先生之替任董事。彼持有菲律賓大學之理學(教育)學士學位及文學碩士學位、紐約哥倫比亞大學之文學碩士兼教育碩士學位，並於香港、英格蘭及威爾斯以及澳洲維多利亞省持有律師執業資格。施女士為和記黃埔有限公司(「和黃」)之集團法律總監兼公司秘書及和記港陸有限公司之執行董事兼公司秘書。彼亦為Hutchison International Limited之執行董事以及和黃集團旗下多家公司之董事。

**Mr. YUEN Tin Fan, Francis** aged 51, joined the Company as an Independent Non-Executive Director in January 1996. Mr. Yuen holds a Bachelor degree in Economics from The University of Chicago and is now the deputy chairman of Pacific Century Group. As a previous chief executive of The Stock Exchange of Hong Kong Limited from 1988 to 1991, he has extensive investment banking and business experience in Hong Kong and the Far East region. Mr. Yuen is also a non-executive director of a number of listed companies in Hong Kong.

**袁天凡先生**，51歲，於一九九六年一月加入本公司，出任獨立非執行董事。袁先生持有芝加哥大學經濟學士學位，現為盈科拓展集團之副主席。一九八八年至一九九一年，彼曾任香港聯合交易所有限公司行政總裁，在香港及遠東地區之投資銀行及商界具有豐富經驗。袁先生亦為香港多間上市公司之非執行董事。

**Mr. IP Tak Chuen, Edmond**, aged 52, was appointed as a Non-Executive Director of the Company in November 1995. He holds a Master of Science degree in Business Administration and a Bachelor of Arts degree in Economics. Mr. Ip is a deputy chairman of Cheung Kong Infrastructure Holdings Limited, an executive director of Cheung Kong (Holdings) Limited and CK Life Sciences Int'l., (Holdings) Inc., and a non-executive director of TOM Group Limited.

**葉德銓先生**，52歲，於一九九五年十一月獲委任為本公司非執行董事。彼持有工商管理碩士學位及經濟學士學位。葉先生為長江基建集團有限公司之副主席、長江實業(集團)有限公司及長江生命科技集團有限公司之執行董事及TOM 集團有限公司之非執行董事。

**Mr. CHEUNG Hon Kit**, aged 50, has been a Non-Executive Director of the Company since July 2000. He has over twenty-six years of experience in real estate development, property investment and corporate finance. Mr. Cheung graduated from the University of London with a Bachelor of Arts degree. He has worked in key executive positions in various leading property development companies in Hong Kong. Currently, he is also a managing director of Wing On Travel (Holdings) Limited, an executive director of ITC Corporation Limited and Paul Y. - ITC Construction Holdings Limited, all of which are companies whose shares are listed on The Stock Exchange of Hong Kong Limited. He is also a director of various companies whose shares are listed on The Stock Exchange of Hong Kong Limited.

**張漢傑先生**，50歲，於二零零零年七月起擔任本公司之非執行董事。 彼於地產發展、物業投資及企業融資方面擁有逾二十六年經驗。張先生於倫敦大學畢業並持有文學士學位。彼曾於香港多間著名物業發展公司擔任重要行政職位。彼現亦為永安旅遊(控股)有限公司之董事總經理，德祥企業集團有限公司及保華德祥建築集團有限公司之執行董事(該等公司之股份於香港聯合交易所有限公司上市)。 彼亦為香港多家於香港聯合交易所有限公司上市之公司之董事。

**Mr. TSANG Link Carl, Brian**, aged 40, was appointed as an Independent Non-Executive Director of the Company in August 2000. He is a practising solicitor in Hong Kong and is a partner of the Hong Kong law firm of Iu, Lai & Li. He graduated from King's College, London with an LLB. Degree in 1985. He is also admitted to practise law in England and Wales, Singapore, New South Wales, Queensland and the Australian Capital Territories. He is also a non-executive director of several other companies listed on the Main Board and the GEM Board of The Stock Exchange of Hong Kong Limited.

**曾令嘉先生**，40歲，於二零零零年八月獲委任為本公司獨立非執行董事。彼為香港執業律師及姚黎李律師行之合夥人。彼畢業於倫敦大學King's College並於1985年取得法律學士之資格。 彼並取得英格蘭及威爾斯、新加坡、新南威爾斯、昆士蘭及澳洲首都省之執業律師資格。彼亦出任多家於香港聯合交易所有限公司主板及創業板上市公司之非執行董事。

**Mr. KWOK Ka Lap, Alva**, aged 56, has been an Independent Non-Executive Director of the Company since July 2003. He was a marketing manager in an international company engaging in the design of business administration system. Mr. Kwok has been in the insurance and investments business for over 22 years, principally in the senior managerial position leading a sizable sales team. Mr. Kwok is an independent non-executive director of Cheung Tai Hong Holdings Limited and Wing On Travel (Holdings) Limited.

**郭嘉立先生**，現年56歲，自二零零三年七月出任本公司之獨立非執行董事。彼曾為一所國際公司之市場經理，從事設計工商行政系統。郭先生在保險及業務投資方面累積逾二十二年經驗，且為高級管理人員，管轄具規模之營業隊伍。郭先生是祥泰行集團有限公司及永安旅遊(控股)有限公司之獨立非執行董事。

## SENIOR MANAGEMENT PROFILE

**Mr. GOLACINSKI, Michael,** aged 52, was appointed as Director and Chief Executive Officer of Memorex International Inc. in January 2002. He also serves as President of Memorex Products, Inc. ("MPI"). Mr. Golacinski has over 27 years of sales and management experience in the computer and consumer electronic industries. He joined MPI in 1998.

**Ms. LAW, Dorothy,** aged 34, was appointed as the Corporate Counsel of the Company in November 1997. She is also a director of China Enterprises Limited and Burcon NutraScience Corporation ("Burcon"), a publicly listed company in Canada. Ms. Law received her Bachelor of Commerce and Bachelor of Law degrees from the University of British Columbia and is a Barrister and Solicitor licensed to practice law in British Columbia, Canada. Ms. Law has also been admitted as a solicitor of the High Court of Hong Kong. Prior to joining the Company and the Burcon group of companies, she worked for a Canadian national law firm practicing in the areas of corporate and securities law.

**Ms. KEE Shui Wah,** aged 39, joined the Company in April 1994 and was appointed as Chief Financial Officer of the Company in May 2002. Ms. Kee is a member of both the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants. She has over 14 years' experience in international accounting and finance in multinational corporations.

## 高層管理人員簡歷

GOLACINSKI, Michael先生，52歲，於二零零二年一月獲委任為Memorex International Inc.之董事及行政總裁。彼亦為Memorex Products, Inc.（「MPI」）之總裁。Golacinski先生在電腦及消費電子產品行業中累積超過二十七年銷售及管理經驗。彼於一九九八年加盟MPI。

LAW, Dorothy女士，34歲，於一九九七年十一月獲委任為本公司之公司律師。彼亦為China Enterprises Limited及Burcon NutraScience Corporation（「Burcon」）之董事，Burcon為一間於加拿大上市之公司。彼持有英屬哥倫比亞大學商業學士學位及法律學士學位，並獲准在加拿大卑詩省執業為大律師及律師，彼亦已成為香港高等法院之認可執業律師。在加入本公司及Burcon集團之前，彼於一間加拿大之全國性律師行執業，負責公司及證券法方面之工作。

**祁瑞華女士**，39歲，於一九九四年四月加入本公司，並於二零零二年五月獲委任為本公司之財務總監。祁女士為英國特許公認會計師公會及香港會計師公會之會員，彼擁有逾十四年國際會計及跨國企業財務之經驗。


DILIGENCE



# Strive for Growth

# 拼搏精神
# 快速增長

The directors present to the shareholders the annual report on the affairs of the Company and of the Group together with the audited financial statements for the year ended March 31, 2004.

董事謹向各股東提呈有關本公司及本集團業務狀況之年報以及截至二零零四年三月三十一日止年度之經審核財務報表。

## PRINCIPAL ACTIVITIES

The Group is principally engaged in trading of computer related products, consumer electronic products and securities which comprise the manufacture, distribution and marketing of data storage media (primarily floppy disks, CD-R, CD-RW and DVD), the distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidiscs, household electronic products and telecommunication accessories and securities trading. The Group also made strategic investments in information technology, Internet, Internet-related, supply of household consumer products and other businesses. The Company itself is an investment holding company.

## 主要業務

本集團主要從事買賣電腦相關產品、消費電子產品及證券，其中包括生產、分銷及推廣數據儲存媒體(主要為電腦磁碟、一次收錄光碟、可重寫光碟及DVD)，分銷及推廣電腦配件與儲存媒體驅動器、掃瞄器、錄音帶與錄影帶、微型唱碟、家庭電子產品及電訊設備配件及證券買賣。本集團亦於資訊科技、互聯網、互聯網相關、家用消費產品供應及其他業務上作策略性投資。本公司則為投資控股公司。

## RESULTS

Details of the results of the Group for the year are set out in the consolidated income statement on page 44 of the annual report.

## 業績

本集團本年度之業績詳情，載於本年報第44頁之綜合收益表。

## PROPERTY, PLANT AND EQUIPMENT

During the year, the Group spent approximately HK$17.7 million on the acquisition of property, plant and equipment for the purpose of expanding the Group's business. Details of this and other movements in the property, plant and equipment of the Group during the year are set out in note 17 to the financial statements.

## 物業、機器及設備

本集團於本年度動用約17,700,000港元購買物業、機器及設備，以擴展本集團之業務。有關此項及本集團本年度物業、機器及設備之其他變動詳情，載於財務報表附註第17項。

## SHARE CAPITAL

Details of movements in the share capital of the Company during the year are set out in note 28 to the financial statements.

## 股本

本公司本年度股本變動詳情，載於財務報表附註第28項。

## DIRECTORS

The directors of the Company during the year and up to the date of this report are:

**Executive Directors:**
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung
Mr. Cheung Kwok Wah, Ken *(resigned on June 16, 2003)*

**Non-executive Directors:**
Mr. Fok Kin Ning, Canning
Ms. Shih, Edith *(Alternate to Mr. Fok Kin Ning, Canning)*
Mr. Yuen Tin Fan, Francis*
Mr. Ip Tak Chuen, Edmond
Mr. Tsang Link Carl, Brian*
Mr. Cheung Hon Kit
Mr. Kwok Ka Lap, Alva*
Ms. Ma Wai Man, Catherine* *(retired on August 28, 2003)*

* *Independent Non-Executive Director*

In accordance with Clause 87(3) of the Company's Bye-laws, Dr. Chan Kwok Keung, Charles ("Dr. Chan") and Mr. Cheung Hon Kit shall retire at the forthcoming annual general meeting. Mr. Cheung Hon Kit offers himself for re-election and Dr. Chan does not offer himself for re-election at the forthcoming annual general meeting.

The non-executive directors are subject to retirement by rotation in accordance with the above clause of the Company's Bye-laws.

## DIRECTORS' SERVICE CONTRACTS

None of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

## 董事

於本年度及截至本報告刊發之日，本公司各董事之姓名如下：

執行董事：
陳國強博士*(主席)*
Yap, Allan博士*(董事總經理)*
呂兆泉先生*(副董事總經理)*
陳國鴻先生
張國華先生*(於二零零三年六月十六日辭任)*

非執行董事：
霍建寧先生
施熙德女士*(霍建寧先生之替代董事)*
袁天凡先生*
葉德銓先生
曾令嘉先生*
張漢傑先生
郭嘉立先生*
馬慧敏女士* *(於二零零三年八月二十八日退任)*

* *獨立非執行董事*

依據本公司之公司細則第87(3)條，陳國強博士(「陳博士」)及張漢傑先生將在應屆股東週年大會上依章退任。張漢傑先生願意在應屆股東週年大會膺選連任而陳博士則不會在應屆股東週年大會膺選連任。

非執行董事須依據上述本公司之公司細則條款輪值告退。

## 董事之服務合約

擬於應屆股東週年大會上膺選連任之董事，概無與本集團訂有不可於一年內毋須支付補償(法定賠償除外)而終止之服務合約。

## DIRECTORS' INTEREST IN SECURITIES

As at March 31, 2004, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which: (a) were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, or (b) were required to be entered in the register kept by the Company pursuant to section 352 of the SFO, were as follows:

## 董事之證券權益

於二零零四年三月三十一日，本公司董事及主要行政人員於本公司或任何聯繫公司（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份及債券中擁有：(a)根據證券及期貨條例第XV部第7及8分部或根據上市公司董事進行證券交易之標準守則須通知本公司及香港聯合交易所有限公司（「聯交所」）申報之權益及淡倉（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉），或(b)須載入本公司根據證券及期貨條例第352條存置之登記冊之權益及淡倉如下：

### (a) Interests in the Shares of the Company

### (a) 本公司股份之權益

| Name of Director<br>董事名稱 | Long position/ Short position<br>好倉／淡倉 | Capacity<br>身份 | Nature of Interest<br>權益性質 | Number of Shares held in the Company<br>持有本公司股份數目 | Approximate % of the ordinary issued share capital of the Company<br>本公司已發行普通股本概約百分比 |
|---|---|---|---|---|---|
| Dr. Chan (refer to notes) | Long position | Interest of controlled corporation | Corporate interest | 45,798,813 | 24.55% |
| 陳博士 (見附註) | 好倉 | 受控公司之權益 | 公司權益 | 45,798,813 | 24.55% |
| Mr. Lui Siu Tsuen, Richard | Long position | Beneficial owner | Personal interest | 1,750,000 | 0.94% |
| 呂兆泉先生 | 好倉 | 實益擁有人 | 個人權益 | 1,750,000 | 0.94% |

*Notes:*

1. This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

2. Dr. Chan is deemed to have a corporate interest in 45,798,813 shares of the Company by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Interests of shareholders discloseable pursuant to the SFO" below.

*附註：*

1. 該權益不包括本公司之股本衍生工具之相關股份權益。該權益須與下文分段(b)所載權益一併計算，方可得出陳博士於本公司之權益總額。

2. 陳博士因在Chinaview International Limited(「Chinaview」)擁有權益而被視為擁有本公司45,798,813股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益」一段詳述，並與該段所述之權益完全相同。

**(b) Interests in equity derivatives (as defined in the SFO) of the Company**

**(b) 本公司股本衍生工具(定義見證券及期貨條例)之權益**

| Name of Director 董事名稱 | Long position/ Short position 好倉／淡倉 | Capacity 身份 | Nature of Interest 權益性質 | Exercisable Period 行使期間 | Number of Options 購股權數目 | Exercise price per share HK$ 每股行使價 港元 | Approximate % of the ordinary issued share capital of the Company 本公司已發行普通股本概約百分比 |
|---|---|---|---|---|---|---|---|
| Dr. Chan | Long position | Beneficial owner | Personal interest | 8.31.2001 to 8.30.2006 | 4,000,000 | 2.9888 | 2.14% |
| 陳博士 | 好倉 | 實益擁有人 | 個人權益 | 二零零一年八月三十一日至二零零六年八月三十日 | 4,000,000 | 2.9888 | 2.14% |
| | | | | 2.23.2004 to 2.22.2006 | 1,600,000 | 3.415 | 0.86% |
| | | | | 二零零四年二月二十三日至二零零六年二月二十二日 | 1,600,000 | 3.415 | 0.86% |
| Dr. Yap, Allan | Long position | Beneficial owner | Personal interest | 8.31.2001 to 8.30.2006 | 3,250,000 | 2.9888 | 1.74% |
| Yap, Allan博士 | 好倉 | 實益擁有人 | 個人權益 | 二零零一年八月三十一日至二零零六年八月三十日 | 3,250,000 | 2.9888 | 1.74% |
| | | | | 2.23.2004 to 2.22.2006 | 1,600,000 | 3.415 | 0.86% |
| | | | | 二零零四年二月二十三日至二零零六年二月二十二日 | 1,600,000 | 3.415 | 0.86% |

| Name of Director<br>董事 | Long position/ Short position<br>好倉／淡倉 | Capacity<br>身份 | Nature of Interest<br>權益性質 | Exercisable Period<br>行使期間 | Number of Options<br>購股權數目 | Exercise price per share HK$<br>每股行使價 港元 | Approximate % of the ordinary issued share capital of the Company<br>本公司已發行普通股本概約百分比 |
|---|---|---|---|---|---|---|---|
| Mr. Lui Siu Tsuen, Richard | Long position | Beneficial owner | Personal interest | 2.23.2004 to 2.22.2006 | 1,600,000 | 3.415 | 0.86% |
| 呂兆泉先生 | 好倉 | 實益擁有人 | 個人權益 | 二零零四年二月二十三日至二零零六年二月二十二日 | 1,600,000 | 3.415 | 0.86% |
| Mr. Chan Kwok Hung | Long position | Beneficial owner | Personal interest | 8.31.2001 to 8.30.2006 | 1,750,000 | 2.9888 | 0.94% |
| 陳國鴻先生 | 好倉 | 實益擁有人 | 個人權益 | 二零零一年八月三十一日至二零零六年八月三十日 | 1,750,000 | 2.9888 | 0.94% |
| | | | | 2.23.2004 to 2.22.2006 | 1,600,000 | 3.415 | 0.86% |
| | | | | 二零零四年二月二十三日至二零零六年二月二十二日 | 1,600,000 | 3.415 | 0.86% |

**(c) Interests in associated corporation (as defined in the SFO) of the Company**

(i) Interests in shares of China Strategic Holdings Limited ("CSHL")

(c) 本公司聯繫公司(定義見證券及期貨條例)之權益

(i) 中策集團有限公司(「中策」)股份之權益

| Name of Director<br>董事名稱 | Long position/ Short position<br>好倉／淡倉 | Capacity<br>身份 | Nature of Interest<br>權益性質 | Number of Shares held in CSHL<br>持有中策股份數目 | Approximate % of the ordinary issued share capital of CSHL<br>中策已發行普通股本概約百分比 |
|---|---|---|---|---|---|
| Dr. Chan | Long position | Interest of controlled corporation *(Note)* | Corporate interest | 258,819,795 | 29.36% |
| 陳博士 | 好倉 | 受控公司之權益 *(附註)* | 公司權益 | 258,819,795 | 29.36% |

*Note:*

Dr. Chan owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns 33.58% of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns the entire interest of ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns 55.06% of the entire issued share capital of Paul Y. - ITC Construction Holdings Limited ("Paul Y."). Paul Y. owns the entire interest of Paul Y. - ITC Construction Holdings (B.V.I.) Limited ("PYBVI") which in turn owns the entire interest in Paul Y. - ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest of Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan Developments Limited ("Calisan").

Accordingly, Dr. Chan is deemed to be interested in 258,819,795 shares of CSHL which are held by Calisan by virtue of his interests in Chinaview.

*附註:*

陳博士擁有Chinaview所有權益,而Chinaview則擁有Galaxyway Investments Limited(「Galaxyway」)所有權益。Galaxyway擁有德祥企業集團有限公司(「德祥企業」)全部已發行普通股本33.58%權益。德祥企業擁有ITC Investment Holdings Limited(「ITC Investment」)所有權益。ITC Investment擁有Hollyfield Group Limited(「Hollyfield」)所有權益。Hollyfield擁有保華德祥建築集團有限公司(「保華德祥」)全部已發行股本之55.06%權益。保華德祥擁有Paul Y.-ITC Construction Holdings (B.V.I.) Limited(「PYBVI」)所有權益,而PYBVI則擁有Paul Y.-ITC Investments Group Limited(「PYITCIG」)所有權益。PYITCIG擁有Great Decision Limited(「GDL」)所有權益,而GDL則擁有Calisan Developments Limited(「Calisan」)所有權益。

故此,陳博士因在Chinaview擁有權益而被視為擁有由Calisan所持有之258,819,795股中策股份。

(ii) Interests in PSC Corporation Ltd. ("PSC")

(ii) 普威聯營有限公司(「普威聯營」)之權益

| Name of Director<br>董事名稱 | Long position/ Short position<br>好倉/淡倉 | Capacity<br>身份 | Nature of Interest<br>權益性質 | Exercisable Period<br>行使期間 | Number of Options<br>購股權數目 | Exercise price per share S$<br>每股行使價 新加坡元 | Approximate % of the issued share capital of PSC<br>普威聯營已發行股本概約百分比 |
|---|---|---|---|---|---|---|---|
| Dr. Yap, Allan | Long position | Beneficial owner | Personal interest | 8.20.2004 to 8.19.2013 | 5,000,000 | 0.105 | 0.45% |
| Yap, Allan博士 | 好倉 | 實益擁有人 | 個人權益 | 二零零四年八月二十日至二零一三年八月十九日 | 5,000,000 | 0.105 | 0.45% |
| Mr. Lui Siu Tsuen, Richard | Long position | Beneficial owner | Personal interest | 8.20.2004 to 8.19.2013 | 2,000,000 | 0.105 | 0.18% |
| 呂兆泉先生 | 好倉 | 實益擁有人 | 個人權益 | 二零零四年八月二十日至二零一三年八月十九日 | 2,000,000 | 0.105 | 0.18% |

Save as disclosed above, as at March 31, 2004, none of the Directors or chief executive of the Company had: (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken to or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

除上文所披露者外,於二零零四年三月三十一日,本公司董事及主要行政人員概無:(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或任何聯繫公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有任何權益或淡倉;(b)須載入本公司根據證券及期貨條例第352條存置之登記冊之任何權益;或(c)根據上市規則所載上市公司董事進行證券交易之標準守則須通知本公司及聯交所之任何權益。

## SHARE OPTIONS SCHEMES

### 2001 Share Option Scheme

The Company's share option scheme was adopted on August 21, 2001 (the "2001 Share Option Scheme") for the primary purpose of providing incentives to the employees of the Group. Under the 2001 Share Option Scheme, the board of directors of the Company may grant options to eligible employees including the directors (but excluding independent non-executive directors) of the Company and the directors of any of the subsidiaries of the Company to subscribe for shares in the Company. Pursuant to a resolution passed at a special general meeting of the Company on March 17, 2003, the Company has terminated the 2001 Share Option Scheme and adopted a new share option scheme (the "2003 Share Option Scheme").

### 2003 Share Option Scheme

Under the 2003 Share Option Scheme, the board of directors of the Company may grant options to directors and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters and service providers of any members of the Group who the board of directors considers have contributed or will contribute or can contribute to the Group. The purpose of the 2003 Share Option Scheme is to provide participants with the opportunity to acquire proprietary interests in the Group and to encourage participants to work towards enhancing the value of the Group and its shares for the benefits of the Group and its shareholders as a whole.

Subject to the condition that the total number of shares which may be issued upon the exercise of all outstanding options granted and to be exercised under the 2003 Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares of the Company in issue from time to time, the total number of shares in respect of which options may be granted under the 2003 Share Option Scheme, when aggregated with any shares subject to any other schemes, is not permitted to exceed 10% of the shares of the Company in issue on the date of approval and adoption of the 2003 Share Option Scheme.

## 購股權計劃

### 二零零一年購股權計劃

本公司於二零零一年八月二十一日採納其購股權計劃(「二零零一年購股權計劃」),旨在鼓勵本集團之僱員。根據二零零一年購股權計劃,本公司董事會可向本公司合資格僱員,包括任何董事(但不包括獨立非執行董事)及本公司任何附屬公司之董事授出購股權,以認購本公司股份。根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之決議案,本公司已終止二零零一年購股權計劃並採納一項新購股權計劃(「二零零三年購股權計劃」)。

### 二零零三年購股權計劃

根據二零零三年購股權計劃,本公司董事會可向本集團董事及僱員,以及董事會認為曾經或將會或能夠對本集團作出貢獻之任何本集團成員公司之任何諮詢人、顧問、分銷商、承判商、供應商、代理人、客戶、業務夥伴、合營企業業務夥伴、發起人、服務供應商授出購股權。該二零零三年購股權計劃旨在向參與者提供購入本集團股份權益之機會,並鼓勵參與者致力以本集團及其股東之整體利益為依歸,促進本集團及其股份之價值。

因行使根據二零零三年購股權計劃及本公司任何其他購股權計劃之所有已授出惟尚未行使及將予行使之購股權而可能發行之股份總數,不得超過本公司不時已發行股份之30%。在此規限下,本公司根據二零零三年購股權計劃可能授出之購股權涉及之股份總數,連同任何其他計劃可能涉及之股份數目,不得超過批准及採納二零零三年購股權計劃當日本公司已發行股份之10%。

Under the 2003 Share Option Scheme, the options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent non-executive directors in excess of 0.1% of the Company's share capital or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

根據二零零三年購股權計劃，除非獲得本公司股東事先批准，否則向個別人士授出之購股權所涉及之股份數目上限，於任何一年期間不得超過本公司已發行股份之1%。向主要股東或獨立非執行董事授出之購股權如超過本公司股本之0.1%，或其價值超過5,000,000港元，亦須獲得本公司股東之事先批准。

Options granted must be taken up within 28 days from the date of grant, upon payment of HK$1 per option. Options may be exercised at any time from the date on which the option is accepted to the tenth anniversary of the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company shares on the date of grant or the average closing price of the shares for the five business days immediately preceding the date of grant or the nominal value of the share of the Company.

購股權須自授出日期起28日內，藉支付每份購股權1港元之代價而接納。購股權可自接納日期起，至授出日期起計10年內隨時行使。行使價由本公司董事釐定，惟不得低於下列三者中之最高者：本公司股份於授出日期之收市價；股份於緊接授出日期前五個營業日之平均收市價；及本公司股份面值。

The closing price of the Company's share immediately before February 23, 2004, the date of grant, was HK$3.325 per share. No charge is recognized in the consolidated income statement in respect of the value of options granted during the year.

本公司股份於緊接授出日期二零零四年二月二十三日前之收市價為每股3.325港元。年內所授出購股權之價值並未於綜合收益表內確認。

The 5 days weighted average closing price of the Company's share immediately before January 15, 2004, the date of exercise, was HK$2.55.

緊接行使日期二零零四年一月十五日前五日之加權平均收市價為2.55港元。

As at the date of this report, the number of shares available for issue under the 2003 Share Option Scheme, other than the number of shares in respect of which options had been granted, is 3,230,320, representing approximately 1.73% of the shares of the Company in issue at the date of this report.

於本報告日期，根據二零零三年購股權計劃可供發行之股份數目（已頒授購股權所涉及之股份數目除外）為3,230,320股，相當於本報告日期本公司已發行股份之約1.73%。

Particulars of the movements of the share options are set out in note 37 to the financial statements.

購股權之變動詳情載於財務報表附註37。

The directors of the Company considered that it is not appropriate to value share options granted under the 2003 Share Option Scheme during the year as a number of factors critical for the valuation of the share options granted cannot be determined accurately. In the absence of readily available market value of the options under the options scheme, any valuation of the share options would be meaningless and could be misleading to the shareholders.

本公司董事認為，由於不能準確釐定所授出購股權之估值之若干關鍵因素，故不宜就年內根據二零零三年購股權計劃授出之購股權進行估值。在不能提供購股權計劃下購股權之市值作參考情況下，對購股權作任何估值均無意義，並可能會誤導股東。

## ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate.

## 購買股份或債券之安排

除上文所披露者外，本公司或其任何附屬公司於年內任何時間概無訂立任何安排，致使本公司董事可藉購入本公司或任何其他法人團體之股份或債券而獲益。

## DIRECTORS' INTERESTS IN COMPETING BUSINESS

Interests of directors of the Company in competing businesses during the year required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

## 董事於競爭業務之權益

本公司董事於年內在競爭業務之權益按上市規則第8.10條之規定披露如下：

| Name of Director<br>董事名稱 | Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group<br>現與或可能與本集團業務相競爭之實體名稱 | Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group<br>現與或可能與本集團業務相競爭之業務描述 | Nature of interest of the director in the entity<br>董事於該實體之權益性質 |
|---|---|---|---|
| Dr. Chan | Pacific Century Premium Developments Limited ("PCPDL") (former name: Dong Fang Gas Holdings Limited) *(Note)* | Investments in securities | Chairman and Executive Director *(resigned on 5.10.2004)* |
| 陳博士 | 盈科大衍地產發展有限公司（「盈大地產」）（前稱東方燃氣集團有限公司）*(附註)* | 證券投資 | 主席兼執行董事（於二零零四年五月十日辭任） |
| Dr. Yap, Allan | PCPDL *(Note)* | Investments in securities | Vice Chairman and Executive Director *(resigned on 5.10.2004)* |
| Yap, Allan博士 | 盈大地產 *(附註)* | 證券投資 | 副主席兼執行董事（於二零零四年五月十日辭任） |
| Mr. Chan Kwok Hung | PCPDL *(Note)* | Investments in securities | Executive Director *(resigned on 5.10.2004)* |
| 陳國鴻先生 | 盈大地產 *(附註)* | 證券投資 | 執行董事（於二零零四年五月十日辭任） |
| Mr. Fok Kin Ning, Canning | Cheung Kong (Holdings) Limited ("CKH") | Information technology, e-commerce and new technology | Non-executive Director |
| 霍建寧先生 | 長江實業（集團）有限公司（「長實」） | 資訊科技、電子商貿及新科技 | 非執行董事 |

| Name of Director<br>董事名稱 | Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group<br>現與或可能與本集團業務相競爭之實體名稱 | Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group<br>現與或可能與本集團業務相競爭之業務描述 | Nature of interest of the director in the entity<br>董事於該實體之權益性質 |
|---|---|---|---|
| | Hutchison Whampoa Limited ("HWL")<br>和記黃埔有限公司(「和黃」) | Distribution of computer products<br>電腦產品分銷 | Group Managing Director<br>集團董事總經理 |
| | Hutchison Global Communications Holdings Limited ("HGCH")<br>和記環球電訊控股有限公司(「和記環球電訊」) | Distribution of computer products<br>電腦產品分銷 | Chairman *(appointed on 9.3.2003)*<br>主席(於二零零三年九月三日獲委任) |
| | CKH<br>長實 | Information technology, e-commerce and new technology<br>資訊科技、電子商貿及新科技 | Non-executive Director<br>非執行董事 |
| | HWL<br>和黃 | Manufacturing and trading of high quality consumer electronic products<br>Development and supply of mobile telecommunications accessories, plastics, electronics and premium products<br>Distribution of computer products<br>製造及買賣優質消費電子產品<br>開發及供應流動電訊配件、塑膠、電子及優質產品<br>電腦產品分銷 | Group Managing Director<br>Chairman<br>集團董事總經理<br>主席 |
| | Hutchison Harbour Ring Limited ("HHR")<br>和記港陸有限公司(「和記港陸」) | Manufacturing and trading of high quality consumer electronic products<br>Development and supply of mobile telecommunications accessories, plastics, electronics and premium products<br>製造及買賣優質消費電子產品<br>開發及供應流動電訊配件、塑膠、電子及優質產品 | Chairman<br>主席 |

| Name of Director<br>董事名稱 | Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group<br>現與或可能與本集團業務相競爭之實體名稱 | Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group<br>現與或可能與本集團業務相競爭之業務描述 | Nature of interest of the director in the entity<br>董事於該實體之權益性質 |
|---|---|---|---|
| | HGCH<br>和記環球電訊 | Distribution of computer products<br>電腦產品分銷 | Chairman<br>主席 |
| | CKH<br>長實 | Investment in securities<br>證券投資 | Non-executive Director<br>非執行董事 |
| | HWL<br>和黃 | Finance and investment<br>金融及投資 | Group Managing Director<br>集團董事總經理 |
| | Cheung Kong Infrastructure (Holdings) Limited ("CKI")<br>長江基建集團有限公司（「長江基建」） | Securities investment<br>證券投資 | Deputy Chairman<br>副主席 |
| | CKH<br>長實 | Information technology, e-commerce and new technology<br>資訊科技、電子商貿及新科技 | Non-executive Director<br>非執行董事 |
| | HWL<br>和黃 | Information technology, e-commerce and new technology<br>資訊科技、電子商貿及新科技 | Group Managing Director<br>集團董事總經理 |
| | CKI<br>長江基建 | Information technology, e-commerce and new technology<br>資訊科技、電子商貿及新科技 | Deputy Chairman<br>副主席 |
| | HHR<br>和記港陸 | Information technology, e-commerce and new technology<br>資訊科技、電子商貿及新科技 | Chairman<br>主席 |

| Name of Director<br>董事名稱 | Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group<br>現與或可能與本集團業務相競爭之實體名稱 | Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group<br>現與或可能與本集團業務相競爭之業務描述 | Nature of interest of the director in the entity<br>董事於該實體之權益性質 |
|---|---|---|---|
| Ms. Shih, Edith<br>施熙德女士 | Hutchison International Limited ("HIL")<br>Hutchison International Limited (「HIL」) | Distribution of computer products<br>電腦產品分銷 | Executive Director<br>執行董事 |
| | HIL | Manufacturing and trading of high quality consumer electronic products<br>Development and supply of mobile telecommunications accessories, plastics, electronics and premium products<br>Distribution of computer products<br>製造及買賣優質消費電子產品<br>開發及供應流動電訊配件、塑膠、電子及優質產品<br>電腦產品分銷 | Executive Director<br>執行董事 |
| | HHR<br>和記港陸 | Manufacturing and trading of high quality consumer electronic products<br>Development and supply of mobile telecommunications accessories, plastics, electronics and premium products<br>製造及買賣優質消費電子產品<br>開發及供應流動電訊配件、塑膠、電子及優質產品 | Executive Director<br>執行董事 |
| | HIL | Finance and investment<br>金融及投資 | Executive Director<br>執行董事 |
| | HIL | Information technology, e-commerce and new technology<br>資訊科技、電子商貿及新科技 | Executive Director<br>執行董事 |
| | HHR<br>和記港陸 | Information technology, e-commerce and new technology<br>資訊科技、電子商貿及新科技 | Executive Director<br>執行董事 |
| Mr. Ip Tak Chuen, Edmond<br>葉德銓先生 | CKH *(Note)*<br>長實 *(附註)* | Investment in securities<br>證券投資 | Executive Director<br>執行董事 |
| | CKH *(Note)*<br>長實 *(附註)* | Information technology, e-commerce and new technology<br>資訊科技、電子商貿及新科技 | Executive Director<br>執行董事 |

*Note:*

Such businesses may be made through its subsidiaries, associated companies or by way of other forms of investments.

*附註：*

上述業務可透過附屬公司、關連公司或以其他投資方式經營。

Other than as disclosed above, none of the directors is interested in any business apart from the Company's businesses which competes or is likely to compete, either directly or indirectly, with the Company's businesses.

除上文披露者外，概無董事擁有與本公司業務直接或間接出現競爭或可能出現競爭之任何業務之權益。

## DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

## 董事之重大合約權益

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

於本年終或本年內任何時間，本公司或其任何附屬公司並無訂立任何重大合約，及本公司董事均無直接或間接持有重大合約之重大權益。

## INTERESTS OF SHAREHOLDERS DISCLOSEABLE PURSUANT TO THE SFO

## 根據證券及期貨條例須予披露之股東權益

As at March 31, 2004, the register of substantial shareholders kept by the Company pursuant to Section 336 of the SFO showed that the following parties had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

於二零零四年三月三十一日，本公司根據證券及期貨條例第336條而存置之主要股東登記冊所示，以下人士於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露之權益或淡倉：

| Name of Shareholders 股東名稱 | *Notes* 附註 | Long Position/ Short Position 好倉／淡倉 | Capacity 身份 | Nature of Interest 權益性質 | Nos. of shares of the Company held 持有本公司股份數目 | No. of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份數目（本公司非上市股本衍生工具） | Approximate % of the ordinary issued share capital of the Company 本公司已發行普通股本概約百分比 |
|---|---|---|---|---|---|---|---|
| Ms. Ng Yuen Lan, Macy | 1 | Long Position | Interest of spouse | Family interest | 45,798,813 | - | 24.55% |
| 伍婉蘭女士 | 1 | 好倉 | 配偶權益 | 家族權益 | 45,798,813 | - | 24.55% |
| Ms. Ng Yuen Lan, Macy | 1 | Long Position | Interest of spouse | Family interest | - | 5,600,000 | 3.00% |
| 伍婉蘭女士 | 1 | 好倉 | 配偶權益 | 家族權益 | - | 5,600,000 | 3.00% |
| Dr. Chan | 1 | Long Position | Interest of controlled corporation | Corporate interest | 45,798,813 | - | 24.55% |
| 陳博士 | 1 | 好倉 | 受控公司之權益 | 公司權益 | 45,798,813 | - | 24.55% |
| Dr. Chan | 1 | Long Position | Beneficial owner | Personal interest | - | 5,600,000 | 3.00% |
| 陳博士 | 1 | 好倉 | 實益擁有人 | 個人權益 | - | 5,600,000 | 3.00% |
| Chinaview | 1 | Long Position | Interest of controlled corporation | Corporate interest | 45,798,813 | - | 24.55% |
| Chinaview | 1 | 好倉 | 受控公司之權益 | 公司權益 | 45,798,813 | - | 24.55% |

| Name of Shareholders<br>股東名稱 | Notes<br>附註 | Long Position/ Short Position<br>好倉／淡倉 | Capacity<br>身份 | Nature of Interest<br>權益性質 | Nos. of shares of the Company held<br>持有本公司股份數目 | No. of underlying shares (unlisted equity derivatives of the Company) held<br>持有相關股份數目(本公司非上市股本衍生工具) | Approximate % of the ordinary issued share capital of the Company<br>本公司已發行普通股本概約百分比 |
|---|---|---|---|---|---|---|---|
| Galaxyway | 1 | Long Position | Interest of controlled corporation | Corporate interest | 45,798,813 | – | 24.55% |
| Galaxyway | 1 | 好倉 | 受控公司之權益 | 公司權益 | 45,798,813 | – | 24.55% |
| ITC | 1 | Long position | Interest of controlled corporation | Corporate interest | 45,798,813 | – | 24.55% |
| 德祥企業 | 1 | 好倉 | 受控公司之權益 | 公司權益 | 45,798,813 | – | 24.55% |
| ITC Investment | 1 | Long position | Interest of controlled corporation | Corporate interest | 45,798,813 | – | 24.55% |
| ITC Investment | 1 | 好倉 | 受控公司之權益 | 公司權益 | 45,798,813 | – | 24.55% |
| Mankar Assets Limited ("Mankar") | 1 | Long position | Interest of controlled corporation | Corporate interest | 45,798,813 | – | 24.55% |
| Mankar Assets Limited (「Mankar」) | 1 | 好倉 | 受控公司之權益 | 公司權益 | 45,798,813 | – | 24.55% |
| Famex Investment Limited ("Famex") | 1 | Long position | Beneficial owner | Corporate interest | 45,798,813 | – | 24.55% |
| 其威投資有限公司(「其威」) | 1 | 好倉 | 實益擁有人 | 公司權益 | 45,798,813 | – | 24.55% |
| HWL | 2 | Long position | Interest of controlled corporation | Corporate interest | 10,002,653 | – | 5.36% |
| 和記黃埔 | 2 | 好倉 | 受控公司之權益 | 公司權益 | 10,002,653 | – | 5.36% |
| Hutchison International Limited ("HIL") | 2 | Long position | Interest of controlled corporation | Corporate interest | 10,002,653 | – | 5.36% |
| Hutchison International Limited (「HIL」) | 2 | 好倉 | 受控公司之權益 | 公司權益 | 10,002,653 | – | 5.36% |

| Name of Shareholders 股東名稱 | Notes 附註 | Long Position/ Short Position 好倉／淡倉 | Capacity 身份 | Nature of Interest 權益性質 | Nos. of shares of the Company held 持有本公司股份數目 | No. of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份數目（本公司非上市股本衍生工具） | Approximate % of the ordinary issued share capital of the Company 本公司已發行普通股本概約百分比 |
|---|---|---|---|---|---|---|---|
| Yachting Investments Limited ("Yachting") | 2 | Long position | Interest of controlled corporation | Corporate interest | 10,002,653 | – | 5.36% |
| Yachting Investments Limited (「Yachting」) | 2 | 好倉 | 受控公司之權益 | 公司權益 | 10,002,653 | – | 5.36% |
| Cobbleford Limited ("Cobbleford") | 2 | Long position | Beneficial owner | Corporate interest | 10,002,653 | – | 5.36% |
| Cobbleford Limited (「Cobbleford」) | 2 | 好倉 | 實益擁有人 | 公司權益 | 10,002,653 | – | 5.36% |
| Mr. Li Ka-shing | 2 & 3 | Long position | Founder of discretionary trusts and interest of controlled corporations | Corporate and other interests | 10,002,653 | – | 5.36% |
| 李嘉誠先生 | 2及3 | 好倉 | 全權信託創辦人及受控公司權益 | 公司及其他權益 | 10,002,653 | – | 5.36% |
| Li Ka-Shing Unity Trustee Corporation Limited (as trustee of The Li Ka-Shing Unity Discretionary Trust) | 2 & 3 | Long position | Trustee and beneficiary of a trust | Other interest | 10,002,653 | – | 5.36% |
| Li Ka-Shing Unity Trustee Corporation Limited (作為The Li Ka-Shing Unity Discretionary Trust之信託人) | 2及3 | 好倉 | 信託人及信託受益人 | 其他權益 | 10,002,653 | – | 5.36% |
| Li Ka-Shing Unity Trustcorp Limited (as trustee of another discretionary trust) | 2 & 3 | Long position | Trustee and beneficiary of a trust | Other interest | 10,002,653 | – | 5.36% |
| Li Ka-Shing Unity Trustcorp Limited (作為另一項全權信託之信託人) | 2及3 | 好倉 | 信託人及信託受益人 | 其他權益 | 10,002,653 | – | 5.36% |

| Name of Shareholders<br>股東名稱 | Notes<br>附註 | Long Position/ Short Position<br>好倉／淡倉 | Capacity<br>身份 | Nature of Interest<br>權益性質 | Nos. of shares of the Company held<br>持有本公司股份數目 | No. of underlying shares (unlisted equity derivatives of the Company) held<br>持有相關股份數目(本公司非上市股本衍生工具) | Approximate % of the ordinary issued share capital of the Company<br>本公司已發行普通股本概約百分比 |
|---|---|---|---|---|---|---|---|
| Li Ka-Shing Unity Trustee Company Limited (as trustee of The Li Ka-Shing Unity Trust) | 2 & 3 | Long position | Trustee | Other interest | 10,002,653 | – | 5.36% |
| Li Ka-Shing Unity Trustee Company Limited (作為The Li Ka-Shing Unity Trust之信託人) | 2及3 | 好倉 | 信託人 | 其他權益 | 10,002,653 | – | 5.36% |
| Cheung Kong (Holdings) Limited ("CKH") | 2 & 3 | Long position | Interest of controlled corporations | Corporate interest | 10,002,653 | – | 5.36% |
| 長江實業(集團)有限公司(「長實集團」) | 2及3 | 好倉 | 受控公司之權益 | 公司權益 | 10,002,653 | – | 5.36% |

*Notes:*

(1) Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 45,798,813 shares of the Company which are held by Famex. Ms. Ng Yuen Lan, Macy is deemed to be interested in 5,600,000 underlying shares (in respect of unlisted equity derivatives) of the Company held by Dr. Chan.

*附註：*

(1) 其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥企業已發行普通股本三分之一以上。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥企業、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威持有之45,798,813股本公司股份中擁有權益。伍婉蘭女士被視為於陳博士持有之5,600,000股本公司相關股份(有關非上市股本衍生工具)中擁有權益。

(2) Cobbleford is a wholly-owned subsidiary of Yachting, which in turn is a wholly-owned subsidiary of HIL. HIL is a wholly-owned subsidiary of HWL. Certain subsidiaries of CKH are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of HWL. Yachting, HIL, HWL and CKH are all deemed to be interested in 10,002,653 shares held by Cobbleford.

(2) Cobbleford為Yachting之全資附屬公司，而Yachting則為HIL之附屬公司。HIL為和記黃埔之全資附屬公司。長實集團之若干附屬公司有權於和記黃埔之股東大會上行使或控制行使超過三分之一之投票權。Yachting、HIL、和記黃埔及長實集團均被視為於Cobbleford持有之10,002,653股股份中擁有權益。

(3) Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of CKH.

(3) 李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有Li Ka-Shing Unity Holdings Limited已發行股本之三分之一，而該公司則擁有Li Ka-Shing Unity Trustee Company Limited全部已發行股本。Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust信託人之身份，連同若干公司合共持有長實集團三分之一以上之已發行股本，而Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust信託人之身份有權在該等公司之股東大會上行使或控制行使三分之一以上之投票權。

In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of The Li Ka-Shing Unity Discretionary Trust ("DT1") and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of another discretionary trust ("DT2"). Each of TDT1 and TDT2 holds units in The Li Ka-Shing Unity Trust.

此外，Li Ka-Shing Unity Holdings Limited亦擁有Li Ka-Shing Unity Trustee Corporation Limited（「TDT1」）（作為The Li Ka-Shing Unity Discretionary Trust（「DT1」）之信託人）以及Li Ka-Shing Unity Trustcorp Limited（「TDT2」）（作為另一項全權信託（「DT2」）之信託人）之全部已發行股本。TDT1及TDT2各持有The Li Ka-Shing Unity Trust之信託單位。

Mr. Li Ka-shing, being the settlor may be regarded as a founder of each of DT1 and DT2 for the purposes of the SFO. CKH, Li Ka-Shing Unity Trustee Company Limited, Li Ka-Shing Unity Trustcorp Limited and Li Ka-Shing Unity Trustee Corporation Limited were all deemed to be interested in 10,002,653 shares which are held by Cobbleford.

李嘉誠先生（作為創立人）就證券及期貨條例而言可被視為DT1及DT2之創辦人。長實集團、Li Ka-Shing Unity Trustee Company Limited、Li Ka-Shing Unity Trustcorp Limited及Li Ka-Shing Unity Trustee Corporation Limited均被視為於Cobbleford所持有之10,002,653股股份中擁有權益。

## RULE 13.20 OF THE LISTING RULES

The total market capitalization of the Company was approximately HK$596.9 million as at March 31, 2004 (the "Total Market Capitalisation"). The trade receivables due to the Group from (1) Walmart Stores Inc. (2) Best Buy Co. Inc. and (3) Officemax Inc., three principal groups of customers of the Group, amounted to approximately HK$132.3 million, HK$81.3 million and HK$48.0 million respectively as at March 31, 2004. Each of the three groups of trade receivables were interest-free, unsecured, within their credit terms of 0 to 90 days from the invoice date and arose from the ordinary course of business, and represented more than 8% of the Total Market Capitalisation.

As at March 31, 2004, the aggregate amount of the advance by the Company to Wing On Travel (Holdings) Limited was approximately HK$168 million (the "Loan"), representing more than 8% of the Total Market Capitalisation. The Loan is unsecured and bears interest at a rate of 2% over the Hong Kong dollar prime rate and is repayable on demand.

## 上市規則第13.20條

本公司於二零零四年三月三十一日之總市值約為596,900,000港元(「總市值」)。於二零零四年三月三十一日,本集團應收(1) Walmart Store Inc.;(2) Best Buy Co. Inc.及(3) Officemax Inc.本集團之三大集團客戶之貿易應收款項分別約為132,300,000港元、81,300,000港元及48,000,000港元。上述三個集團各自結欠之貿易應收款項均為免息、無抵押、須於彼等自發票日期起計0至90日之信貸期內償還,且在本集團日常業務過程中產生,佔總市值超逾8%。

於二零零四年三月三十一日,本公司給予永安旅遊(控股)有限公司之墊款總額約為168,000,000港元(「該貸款」),佔總市值超逾8%。該貸款乃無抵押,按港元最優惠利率加2厘計息,並須於要求時償還。

## MAJOR CUSTOMERS AND SUPPLIERS

For the year ended March 31, 2004:

(i) The Group's largest customer and five largest customers accounted for approximately 24.7% and 56.2% respectively of the Group's total turnover.

(ii) The Group's largest supplier and five largest suppliers accounted for approximately 23.8% and 45.1% respectively of the Group's total purchases (not including purchases of items which are of capital nature).

So far as the directors are aware, none of the directors, their associates or any shareholders who owned more than 5% of the Company's share capital had any interest in the five largest customers or suppliers of the Group.

## 主要客戶及供應商

截至二零零四年三月三十一日止年度:

(i) 本集團之最大客戶及五大客戶分別約佔本集團總營業額之24.7%及56.2%。

(ii) 本集團之最大供應商及五大供應商分別約佔本集團總購貨額(不包括屬資本性質之貨品採購)之23.8%及45.1%。

據董事會所知,各董事、彼等之聯繫人士或任何擁有本公司股本5%以上之股東,概無於本集團之五大客戶或供應商中擁有任何權益。

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

During the year ended March 31, 2004, there were no purchases, sales or redemptions by the Company, or any of its subsidiaries, of the Company's listed shares.

## 購買、出售或贖回本公司之上市股票

截至二零零四年三月三十一日止年度,本公司或其任何附屬公司概無購買、出售或贖回本公司之上市股票。

## PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-laws, or the laws in Bermuda which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

## 優先購買權

本公司之公司細則或百慕達法律並無任何有關優先購買權之條款，規定本公司須按比例向現有股東提呈發售新股份。

## CORPORATE GOVERNANCE

The Company has complied throughout the year ended March 31, 2004 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws of the Company.

## 公司管治

本公司於截至二零零四年三月三十一日止年度一直遵守上市規則附錄十四所載最佳應用守則之規定，惟非執行董事並無固定任期，因彼等須根據本公司之公司細則，在本公司之股東週年大會上輪值告退並膺選連任。

## AUDIT COMMITTEE

The audit committee of the Company (the "Audit Committee") has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited financial statements of the Company. The Audit Committee currently comprises two independent non-executive directors, namely, Mr. Tsang Link Carl, Brian and Mr. Kwok Ka Lap, Alva.

## 審核委員會

本公司之審核委員會(「審核委員會」)已聯同管理層審閱本集團所採納之會計政策及慣例，並就審核、內部監控及財務報告事宜進行商討，其中包括審閱本公司經審核之財務報表。審核委員會之成員包括兩位獨立非執行董事，曾令嘉先生及郭嘉立先生。

## AUDITORS

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

## 核數師

董事會將於本公司之股東週年大會上提呈決議案，續聘德勤•關黃陳方會計師行為本公司核數師。

On behalf of the Board

**Dr. Chan Kwok Keung, Charles**
*Chairman*

Hong Kong, July 23, 2004

代表董事會

*主席*
**陳國強博士**

香港，二零零四年七月二十三日

**Deloitte.**
**德勤**

**TO THE SHAREHOLDERS OF HANNY HOLDINGS LIMITED**
*(Incorporated in Bermuda with limited liability)*

**致錦興集團有限公司股東**
*(於百慕達註冊成立之有限公司)*

We have audited the financial statements on pages 44 to 111 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本核數師行已完成審核刊於第44頁至第111頁按照香港普遍採納之會計準則編製之財務報表。

**RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS**

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

**董事及核數師之個別責任**

貴公司之董事須負責編製真實與公平之財務報表。在編製真實與公平之財務報表時，董事必須貫徹採用合適之會計政策。

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

本行之責任乃根據本行審核工作之結果，對該等財務報表表達獨立意見，並按照百慕達公司法第90條將本行之意見僅向全體股東報告，且不會用作其他用途。本行概不會就本報告內容向任何其他人士負責或承擔責任。

**BASIS OF OPINION**

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

**意見之基礎**

本行乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時所作之重大估計和判斷，所釐定之會計政策是否適合　貴公司及　貴集團之具體情況，及是否貫徹應用並足夠地披露該等會計政策。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

本行在規劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份憑證，就該等財務報表是否存有重大錯誤陳述，作出合理確定。在表達本行意見時，本行亦已衡量該等財務報表所載之資料在整體上是否足夠。本行相信，本行之審核工作已能為下列意見建立合理基礎。

**TO THE SHAREHOLDERS OF HANNY HOLDINGS LIMITED** (CONTINUED)
*(Incorporated in Bermuda with limited liability)*

**OPINION**

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at March 31, 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

**Deloitte Touche Tohmatsu**
*Certified Public Accountants*
Hong Kong
July 23, 2004

致錦興集團有限公司股東（續）
*（於百慕達註冊成立之有限公司）*

意見

本行認為上述財務報表均真實與公平地反映 貴公司及 貴集團於二零零四年三月三十一日之財務狀況及 貴集團於截至該日止年度之溢利及現金流動情況，並已按香港公司條例之披露規定而妥善編製。

德勤•關黃陳方會計師行
*執業會計師*
香港
二零零四年七月二十三日


DISTANCE





# Strong Foundation of Success

# 穩固業務 不斷向前

# Consolidated Income Statement
# 綜合收益表

*For the year ended March 31, 2004 截至二零零四年三月三十一日止年度*

| | | Notes 附註 | 2004 HK$'000 二零零四年 千港元 | 2003 HK$'000 (As restated) 二零零三年 千港元 (經重列) |
|---|---|---|---|---|
| Turnover | 營業額 | 4 | **5,009,930** | 4,162,804 |
| Cost of sales | 銷售成本 | | **(3,921,842)** | (3,248,769) |
| Gross profit | 毛利 | | **1,088,088** | 914,035 |
| Other operating income | 其他經營收入 | 6 | **117,563** | 96,980 |
| Distribution and selling expenses | 分銷及銷售開支 | | **(688,528)** | (685,793) |
| Administrative expenses | 行政開支 | | **(283,709)** | (278,968) |
| Other operating expenses | 其他經營開支 | 7 | **(4,598)** | (38,608) |
| Profit before impairment loss on investment securities | 除投資證券之減值虧損前溢利 | | **228,816** | 7,646 |
| Impairment loss on investment securities | 投資證券之減值虧損 | | **–** | (323,287) |
| Profit (loss) from operations | 經營溢利(虧損) | 8 | **228,816** | (315,641) |
| Finance costs | 財務費用 | 9 | **(26,440)** | (31,669) |
| Share of results of associates | 應佔聯營公司業績 | | **(73,463)** | (32,397) |
| Impairment loss on goodwill arising on acquisition of an associate | 收購一間聯營公司產生之商譽之減值虧損 | 10 | **–** | (104,585) |
| Net gain on disposal of subsidiaries and associates | 出售附屬公司及聯營公司之收益淨額 | 11 | **10,377** | 25 |
| Amortization of goodwill arising on acquisition of associates | 攤銷收購聯營公司產生之商譽 | | **(17,651)** | (6,612) |
| Allowance for loans to associates | 借予聯營公司貸款準備 | | **–** | (79,595) |
| Profit (loss) before income tax | 除所得稅前溢利(虧損) | | **121,639** | (570,474) |
| Income tax expense | 所得稅支出 | 14 | **27,846** | 36,041 |
| Profit (loss) before minority interests | 未計少數股東權益前溢利(虧損) | | **93,793** | (606,515) |
| Minority interests | 少數股東權益 | | **80,493** | 42,105 |
| Profit (loss) for the year | 本年度溢利(虧損) | | **13,300** | (648,620) |
| Dividends | 股息 | 15 | **11,221** | – |
| Earnings (loss) per share – basic | 每股盈利(虧損)－基本 | 16 | **HK$0.08** | HK$(4.05) |

*At March 31, 2004 於二零零四年三月三十一日*

| | | Notes 附註 | **2004 HK$'000 二零零四年 千港元** | 2003 HK$'000 (As restated) 二零零三年 千港元 (經重列) |
|---|---|---|---|---|
| **Non-current Assets** | **非流動資產** | | | |
| Property, plant and equipment | 物業、機器及設備 | 17 | **79,503** | 84,112 |
| Intangible assets | 無形資產 | 18 | **428,019** | 337,873 |
| Interests in associates | 聯營公司權益 | 20 | **906,409** | 271,362 |
| Investments in securities | 證券投資 | 21 | **189,220** | 887,630 |
| Long-term loans receivable | 應收長期貸款 | | **4,898** | 10,188 |
| Deferred tax assets | 遞延税項資產 | 34 | **35,480** | 13,298 |
| | | | **1,643,529** | 1,604,463 |
| **Current Assets** | **流動資產** | | | |
| Other asset | 其他資產 | 22 | **145,085** | – |
| Inventories | 存貨 | 23 | **877,409** | 505,165 |
| Trade and other receivables | 貿易及其他應收款項 | 24 | **738,820** | 486,609 |
| Investments in securities | 證券投資 | 21 | **132,634** | 209,270 |
| Short-term loans receivable | 應收短期貸款 | | **208,538** | 163,520 |
| Margin loans receivable | 應收孖展貸款 | | **32,373** | 51,095 |
| Tax recoverable | 可退回税項 | | **488** | 3,810 |
| Pledged bank deposits | 已抵押銀行存款 | | **–** | 19,226 |
| Bank balances and cash | 銀行結存及現金 | | **164,360** | 224,573 |
| | | | **2,299,707** | 1,663,268 |
| **Current Liabilities** | **流動負債** | | | |
| Trade and other payables | 貿易及其他應付款項 | 25 | **1,272,283** | 890,572 |
| Margin loans payable | 應付孖展貸款 | | **840** | 1,609 |
| Bills payable | 應付票據 | | **4,939** | 2,481 |
| Taxation | 税項 | | **2,496** | 23,194 |
| Borrowings – due within one year | 借款－一年內到期 | 26 | **349,059** | 244,473 |
| Obligations under finance leases – due within one year | 融資租約承擔－一年內到期 | 27 | **1,068** | 1,113 |
| Bank overdrafts | 銀行透支 | | **23,266** | 22,416 |
| | | | **1,653,951** | 1,185,858 |
| **Net Current Assets** | **流動資產淨值** | | **645,756** | 477,410 |
| | | | **2,289,285** | 2,081,873 |

# Consolidated Balance Sheet
# 綜合資產負債表

*At March 31, 2004 於二零零四年三月三十一日*

| | | Notes 附註 | **2004 HK$'000 二零零四年 千港元** | 2003 HK$'000 (As restated) 二零零三年 千港元 (經重列) |
|---|---|---|---|---|
| **Capital and Reserves** | **資本及儲備** | | | |
| Share capital | 股本 | 28 | **1,866** | 1,603 |
| Reserves | 儲備 | 29 | **1,871,315** | 1,727,964 |
| | | | **1,873,181** | 1,729,567 |
| **Minority Interests** | **少數股東權益** | | **405,157** | 174,598 |
| **Non-current Liabilities** | **非流動負債** | | | |
| Borrowings - due after one year | 借款－一年後到期 | 26 | **7,921** | 172,995 |
| Obligations under finance leases – due after one year | 融資租約承擔 －一年後到期 | 27 | **462** | 1,557 |
| Amount due to a minority shareholder | 應付一個少數股東款項 | 30 | **2,428** | 2,406 |
| Deferred tax liabilities | 遞延税項負債 | 34 | **136** | 750 |
| | | | **10,947** | 177,708 |
| | | | **2,289,285** | 2,081,873 |

The financial statements on pages 44 to 111 were approved and authorized for issue by the Board of Directors on July 23, 2004 and are signed on its behalf by:

董事會已於二零零四年七月二十三日批准及授權刊發第44頁至第111頁之財務報表，並由以下董事代表簽署：

**DR. CHAN KWOK KEUNG, CHARLES**
*Chairman*
**陳國強博士**
*主席*

**DR. YAP, ALLAN**
*Managing Director*
**YAP, ALLAN博士**
*董事總經理*

*At March 31, 2004 於二零零四年三月三十一日*

| | | Notes<br>附註 | 2004<br>HK$'000<br>二零零四年<br>千港元 | 2003<br>HK$'000<br>二零零三年<br>千港元 |
|---|---|---|---|---|
| **Non-current Assets** | **非流動資產** | | | |
| Interests in subsidiaries | 附屬公司權益 | 19 | **2,770,417** | 2,766,199 |
| **Current Assets** | **流動資產** | | | |
| Other receivables | 其他應收款項 | | **1,969** | 1,971 |
| Investments in securities | 證券投資 | 21 | **813** | 944 |
| Bank balances and cash | 銀行結存及現金 | | **65** | 288 |
| | | | **2,847** | 3,203 |
| **Current Liabilities** | **流動負債** | | | |
| Other payables | 其他應付款項 | | **21,631** | 25,139 |
| Borrowings – due within one year | 借款－一年內到期 | 26 | **149,333** | – |
| | | | **170,964** | 25,139 |
| **Net Current Liabilities** | **流動負債淨額** | | **(168,117)** | (21,936) |
| | | | **2,602,300** | 2,744,263 |
| **Capital and Reserves** | **資本及儲備** | | | |
| Share capital | 股本 | 28 | **1,866** | 1,603 |
| Reserves | 儲備 | 29 | **1,787,391** | 1,700,185 |
| | | | **1,789,257** | 1,701,788 |
| **Non-current Liabilities** | **非流動負債** | | | |
| Amount due to a subsidiary | 應付一間附屬公司款項 | 19 | **813,043** | 877,475 |
| Borrowings – due after one year | 借款－一年後到期 | 26 | **–** | 165,000 |
| | | | **813,043** | 1,042,475 |
| | | | **2,602,300** | 2,744,263 |

**DR. CHAN KWOK KEUNG, CHARLES**
*Chairman*
**陳國強博士**
*主席*

**DR. YAP, ALLAN**
*Managing Director*
**YAP, ALLAN博士**
*董事總經理*

# Consolidated Statement of Changes in Equity
# 綜合股東權益變動表

*For the year ended March 31, 2004* 截至二零零四年三月三十一日止年度

| | | Share capital HK$'000 股本 千港元 | Share premium HK$'000 股份溢價 千港元 | Capital reserve HK$'000 資本儲備 千港元 | Contributed surplus HK$'000 實繳盈餘 千港元 | Currency translation reserve HK$'000 外幣兌換儲備 千港元 | Capital redemption reserve HK$'000 資本贖回儲備 千港元 | Other reserves HK$'000 其他儲備 千港元 | Retained profits HK$'000 保留溢利 千港元 | Total HK$'000 總額 千港元 |
|---|---|---|---|---|---|---|---|---|---|---|
| At April 1, 2002 | 於二零零二年四月一日 | | | | | | | | | |
| - as originally stated | -原先呈列 | 160,301 | 1,974,542 | (138,749) | (69,936) | (18,387) | 592 | - | 338,805 | 2,247,168 |
| - prior period adjustment *(note 2)* | -以往期間調整 *(附註2)* | - | - | - | - | - | - | - | 6,616 | 6,616 |
| - as restated | -經重列 | 160,301 | 1,974,542 | (138,749) | (69,936) | (18,387) | 592 | - | 345,421 | 2,253,784 |
| Currency realignment not recognized in the consolidated income statement | 未於綜合收益表確認之外幣調整 | - | - | - | - | 19,793 | - | - | - | 19,793 |
| Issue of shares | 發行股份 | 2 | 23 | - | - | - | - | - | - | 25 |
| Reduction of nominal value of shares | 削減股份面值 | (158,700) | - | - | 158,700 | - | - | - | - | - |
| Transfer from share premium to contributed surplus | 自股份溢價轉撥往實繳盈餘 | - | (1,974,565) | - | 1,974,565 | - | - | - | - | - |
| Transfer from contributed *surplus to retained profits* | 自實繳盈餘轉撥往保留溢利 | - | - | - | *(460,000)* | - | - | - | *460,000* | - |
| Impairment loss on goodwill recognized in the consolidated income statement | 於綜合收益表確認之商譽減值虧損 | - | - | 104,585 | - | - | - | - | - | 104,585 |
| Loss for the year | 本年度虧損 | - | - | - | - | - | - | - | (648,620) | (648,620) |
| At March 31, 2003 and April 1, 2003 | 於二零零三年三月三十一日及二零零三年四月一日 | 1,603 | - | (34,164) | 1,603,329 | 1,406 | 592 | - | 156,801 | 1,729,567 |
| Currency realignment not recognized in the consolidated income statement | 未於綜合收益表確認之外幣調整 | - | - | - | - | 15,236 | - | - | - | 15,236 |
| Issue of shares | 發行股份 | 263 | 99,934 | - | - | - | - | - | - | 100,197 |
| Share issue expenses | 發行股份支出 | - | (713) | - | - | - | - | - | - | (713) |
| Share of reserves of associates | 應佔聯營公司儲備 | - | - | - | - | - | - | 14,448 | - | 14,448 |
| Realized on partial disposal of shareholding in a subsidiary | 出售一間附屬公司部份股權時變現 | - | - | 12,027 | - | - | - | - | - | 12,027 |
| Realized on disposal of a subsidiary | 出售一間附屬公司時變現 | - | - | 556 | - | (216) | - | - | - | 340 |
| Profit for the year | 本年度溢利 | - | - | - | - | - | - | - | 13,300 | 13,300 |
| Dividends paid | 繳訖股息 | - | - | - | - | - | - | - | (11,221) | (11,221) |
| **At March 31, 2004** | **於二零零四年三月三十一日** | **1,866** | **99,221** | **(21,581)** | **1,603,329** | **16,426** | **592** | **14,448** | **158,880** | **1,873,181** |
| Attributable to: | 應佔： | | | | | | | | | |
| The Company and subsidiaries | 本公司及附屬公司 | | 99,221 | (21,581) | 1,603,329 | 12,915 | 592 | - | 282,851 | |
| Associates | 聯營公司 | | - | - | - | 3,511 | - | 14,448 | (123,971) | |
| | | | 99,221 | (21,581) | 1,603,329 | 16,426 | 592 | 14,448 | 158,880 | |

*For the year ended March 31, 2004 截至二零零四年三月三十一日止年度*

| | | 2004<br>HK$'000<br>二零零四年<br>千港元 | 2003<br>HK$'000<br>二零零三年<br>千港元 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | **經營業務** | | |
| Profit (loss) from operations | 經營溢利(虧損) | **228,816** | (315,641) |
| Adjustments for: | 調整： | | |
| Interest income | 利息收入 | **(22,728)** | (38,646) |
| Net unrealized holding (gain) loss on other investments | 所持其他投資之未變現(收益)虧損淨額 | **(16,829)** | 26,482 |
| Net gain on disposal of investment securities | 出售投資證券之收益淨額 | **(9,577)** | – |
| Gain on disposal of other asset | 出售其他資產之收益 | **(5,660)** | – |
| Amortization of intangible assets | 無形資產攤銷 | **44,137** | 14,338 |
| Allowance for slow moving and obsolete inventories | 滯銷及陳舊存貨準備 | **24,679** | 12,277 |
| Depreciation and amortization of property, plant and equipment | 物業、機器及設備折舊及攤銷 | **19,632** | 21,271 |
| Allowance for loans receivable | 應收貸款準備 | **16,653** | 22,056 |
| Allowance for margin loans receivable | 應收孖展貸款準備 | **5,300** | 2,429 |
| Impairment loss on goodwill arising from acquisition of a subsidiary | 收購一間附屬公司產生之商譽之減值虧損 | **4,598** | – |
| Allowance for bad and doubtful debts | 呆壞賬準備 | **3,208** | 36,534 |
| Loss on disposal of property, plant and equipment | 出售物業、機器及設備之虧損 | **696** | 3,373 |
| Impairment loss on property, plant and equipment | 物業、機器及設備之減值虧損 | **–** | 1,305 |
| Impairment loss on investment securities | 投資證券之減值虧損 | **–** | 323,287 |
| Write off of long-term loans receivable | 應收長期貸款撇銷 | **–** | 5,706 |
| Operating cash flows before movements in working capital | 營運資金變動前之經營現金流量 | **292,925** | 114,771 |
| Increase in inventories | 存貨增加 | **(367,669)** | (51,963) |
| (Increase) decrease in trade and other receivables | 貿易及其他應收款項(增加)減少 | **(552,508)** | 290,747 |
| Decrease in other investments | 其他投資減少 | **38,877** | 73,089 |
| Decrease in margin loans receivable | 應收孖展貸款減少 | **13,422** | 72,153 |
| Increase in trade and other payables | 貿易及其他應付款項增加 | **468,621** | 103,195 |
| Decrease in margin loans payable | 應付孖展貸款減少 | **(769)** | (20,502) |
| Increase in bills payable | 應付票據增加 | **2,458** | 402 |
| Cash (used in) generated from operations | 經營業務(動用)產生之現金 | **(104,643)** | 581,892 |
| Interest and finance charges paid | 繳訖利息及財務費用 | **(14,155)** | (36,451) |
| Overseas tax paid | 繳訖海外税項 | **(41,262)** | (19,978) |
| Hong Kong Profits Tax refunded (paid) | 退還(繳訖)香港利得税 | **104** | (772) |
| **NET CASH (USED IN) GENERATED FROM OPERATING ACTIVITIES** | **經營業務(動用)產生之現金淨額** | **(159,956)** | 524,691 |

# Consolidated Cash Flow Statement
# 綜合現金流量表

*For the year ended March 31, 2004 截至二零零四年三月三十一日止年度*

| | | Notes<br>附註 | 2004<br>HK$'000<br>二零零四年<br>千港元 | 2003<br>HK$'000<br>二零零三年<br>千港元 |
|---|---|---|---|---|
| **INVESTING ACTIVITIES** | **投資業務** | | | |
| Repayment of short-term loans receivable | 償還應收短期貸款 | | **288,623** | 945,376 |
| Proceeds from partial disposal of shareholding in a subsidiary | 出售一間附屬公司部份股權所得款項 | | **274,085** | – |
| Interest received | 已收利息 | | **21,093** | 33,353 |
| Amounts repaid by associates | 償還自聯營公司之款項 | | **19,797** | 19,006 |
| Decrease in pledged bank deposits | 已抵押銀行存款減少 | | **19,226** | 72,574 |
| Proceeds from disposal of investment securities | 出售投資證券所得款項 | | **9,957** | – |
| Loans repaid by associates | 償還自聯營公司之貸款 | | **6,496** | 1,949 |
| Dividend received from an associate | 收取自一間聯營公司之股息 | | **4,257** | – |
| Proceeds from disposal of property, plant and equipment | 出售物業、機器及設備所得款項 | | **3,127** | 1,844 |
| Increase in short-term loans receivable | 應收短期貸款增加 | | **(465,317)** | (1,141,929) |
| Acquisition of a subsidiary | 收購一間附屬公司 | 31 | **(130,508)** | – |
| Acquisition of an associate | 收購一間聯營公司 | | **(19,348)** | (217,195) |
| Purchase of property, plant and equipment | 購買物業、機器及設備 | | **(17,726)** | (16,457) |
| Acquisition of patent | 收購專利權 | | **(8,065)** | – |
| Additions to other assets | 增添其他資產 | | **(5,425)** | – |
| Disposal of subsidiaries | 出售附屬公司 | 32 | **(5)** | 1,998 |
| Acquisition of investment securities | 收購投資證券 | | **–** | (6,041) |
| **NET CASH FROM (USED IN) INVESTING ACTIVITIES** | **投資業務產生(動用)之現金淨額** | | **267** | (305,522) |
| **FINANCING ACTIVITIES** | **融資業務** | | | |
| Bank loans raised | 新增銀行貸款 | | **575,079** | 858,840 |
| Proceeds from issue of shares | 發行股份所得款項 | | **99,484** | 25 |
| Other loans raised | 新增其他貸款 | | **94,396** | 326,185 |
| Repayments of bank loans | 償還銀行貸款 | | **(606,873)** | (899,972) |
| Repayments of other loans | 償還其他貸款 | | **(56,239)** | (443,185) |
| Dividends paid | 繳訖股息 | | **(11,221)** | – |
| Repayments of obligations under finance leases | 償還融資租約承擔 | | **(1,137)** | (3,417) |
| Amount advanced from a minority shareholder | 墊支自一個少數股東款項 | | **–** | (39) |
| **NET CASH FROM (USED IN) FINANCING ACTIVITIES** | **融資業務產生(動用)之現金淨額** | | **93,489** | (161,563) |
| **NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS** | **現金及現金等額(減少)增加淨額** | | **(66,200)** | 57,606 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR** | **年初之現金及現金等額** | | **202,157** | 141,269 |
| **EFFECT OF FOREIGN EXCHANGE RATE CHANGES** | **滙率變動之影響** | | **5,137** | 3,282 |
| **CASH AND CASH EQUIVALENTS AT END OF THE YEAR** | **年終之現金及現金等額** | | **141,094** | 202,157 |
| **ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS** | **現金及現金等額結存分析** | | | |
| Bank balances and cash | 銀行結存及現金 | | **164,360** | 224,573 |
| Bank overdrafts | 銀行透支 | | **(23,266)** | (22,416) |
| | | | **141,094** | 202,157 |

## 1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. The principal activities of its principal subsidiaries and associates are set out in note 41.

## 1. 一般資料

本公司於百慕達以豁免有限公司形式註冊成立，其股份於香港聯合交易所有限公司(「聯交所」)上市。

本公司乃一間投資控股公司。其主要附屬公司及聯營公司之主要業務載於附註第41項。

## 2. CHANGE IN ACCOUNTING POLICY

In the current year, the Group has adopted, for the first time, the Statement of Standard Accounting Practice No. 12 Income Taxes ("SSAP 12 (Revised)") issued by the Hong Kong Society of Accountants. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognized in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the revised accounting policy has been applied retrospectively. Comparative amounts for 2003 have been restated accordingly.

As a result of this change in policy, the balance of retained profits and minority interests at April 1, 2002 has been increased by HK$6,616,000 and HK$6,218,000 respectively representing the cumulative effect of the change in policy on the results for the periods prior to April 1, 2002. The change has resulted in an increase in the profit for the year of HK$8,877,000 for the year ended March 31, 2004 (2003: an increase in loss for the year of HK$148,000).

## 2. 會計政策之修訂

於本年度，本集團首次採納由香港會計師公會頒佈之會計實務準則第12號所得稅(「會計實務準則第12號(經修訂)」)。實施會計實務準則第12號(經修訂)之主要影響為關於遞延稅項。會計實務準則第12號(經修訂)規定，除少數例外情況外，須採納按資產負債表負債法，就財務報表內資產及負債賬面值與計算應課稅溢利所用之相關稅基產生的一切暫時差異來確認遞延稅項。由於會計實務準則第12號(經修訂)並無訂明任何過渡性規定，經修訂之會計政策已予追溯採納。故此，二零零三年度之比較數字已作重列。

由於會計政策之修訂，於二零零二年四月一日，保留溢利及少數股東權益分別增加6,616,000港元及6,218,000港元，此為修訂會計政策對二零零二年四月一日前期間業績之累積影響。會計政策之修訂導致截至二零零四年三月三十一日止年度之溢利增加8,877,000港元(二零零三年：虧損增加148,000港元)。

### 3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

**Basis of consolidation**

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

**Goodwill**

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisitions prior to April 1, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions prior to April 1, 2001 which was capitalized and goodwill arising on acquisitions after April 1, 2001 are capitalized and amortized on a straight-line basis over its estimated useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

### 3. 主要會計政策

此等財務報表乃按歷史成本準則擬准，並已按若干物業及證券投資之重估作修訂。

此等財務報表乃按照香港一般接納之會計準則編製，所採用之主要會計準則茲列如下：

**綜合基準**

綜合財務報表包括本公司及屬下各附屬公司每年截至三月三十一日止之財務報表。

於年內所收購或出售附屬公司之業績乃自收購生效日或計至出售生效日(以適用者計)於綜合收益表入賬。

本集團公司之間所有重大交易及結存均於綜合賬目時撇銷。

**商譽**

於綜合時產生之商譽指收購附屬公司或聯營公司權益所付購買成本超逾本集團於收購附屬公司或聯營公司之日應佔個別資產及負債之公平價值之數額。

於二零零一年四月一日前於收購時產生之商譽繼續保留於儲備內，將於出售有關附屬公司或聯營公司時，或於商譽確定為減值之時，於收益表中扣除。

於二零零一年四月一日前產生自收購之已被資本化之商譽，及於二零零一年四月一日後產生自收購之商譽，根據其估計可用年期按直線法資本化及攤銷。產生自收購聯營公司之商譽，計入該聯營公司之賬面值內。產生自收購附屬公司之商譽，獨立呈列於資產負債表中。

## 3. SIGNIFICANT ACCOUNTING POLICIES (continued)

**Trademark licenses**
Trademark licenses are stated at cost less amortization and any identified impairment loss. Amortization is calculated to write off the cost of the trademark licenses over their estimated useful lives, using the straight line method.

**Patent**
The patent is measured initially at cost and amortized on a straight-line basis over its estimated useful life.

**Revenue recognition**
Sales of goods are recognized when goods are delivered and title has passed.

Sales of investments in securities are recognized on a trade-date basis when contracts are executed.

Sales of other asset are recognized upon the execution of a binding sale agreement.

Internet service income and royalty income are recognized when services are provided.

Rental income, including rentals invoiced in advance from properties let under operating leases, is recognized on a straight line basis over the period of the respective leases.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

**Property, plant and equipment**
Property, plant and equipment are stated at cost or valuation less accumulated depreciation and amortization and accumulated impairment losses.

Advantage has been taken of the transitional relief provided by paragraph 80 of SSAP 17 "Property, plant and equipment" from the requirement to make regular revaluations of the Group's land and buildings which had been carried at revalued amounts prior to September 30, 1995. Accordingly, no further revaluation of land and buildings will be carried out.

## 3. 主要會計政策(續)

**商標許可證**
商標許可證乃按成本值減攤銷及任何已確認減值虧損列賬。商標許可證之攤銷乃根據其估計可用年期按直線法撇銷其成本。

**專利權**
專利權按最初成本值計算並按其估計可用年期以直綫法攤銷。

**確認收入**
出售貨品於貨品付運及所有權轉移後確認。

出售證券投資於簽訂出售合約後之交易日確認。

出售其他資產於簽訂約束性銷售協議時確認。

互聯網服務收入及專利收入於提供服務後確認。

租金收入包括來自根據營運租約出租之物業事先發出發票收取之租金收入,乃根據個別租約年期按直線法確認。

利息收入按時間以尚未償還之本金金額及適用之利率計算。

**物業、機器及設備**
物業、機器及設備按成本值或估值減累計折舊、攤銷及累計減值虧損列賬。

本集團採納會計實務準則第17號「物業、機器及設備」第80段所訂之過渡安排,暫不對本集團按一九九五年九月三十日前重估金額列賬之土地及樓宇進行定期重估,故將不會再次進行土地及樓宇重估。

## 3. SIGNIFICANT ACCOUNTING POLICIES (continued)

**Property, plant and equipment** (continued)
Depreciation and amortization are provided to write off the cost or valuation of items of property, plant and equipment over their estimated useful lives, on a straight line basis, at the following rates per annum:

| | |
|---|---|
| Freehold land | Nil |
| Leasehold land | Over the period of the leases |
| Buildings | 2.5% - 5% |
| Plant and machinery | 10% - 20% |
| Moulds | 25% - 33% |
| Furniture, fixtures and equipment | 10% - 33% |
| Motor vehicles | 20% - 25% |

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in the income statement.

**Investments in subsidiaries**
Investments in subsidiaries are included in the Company's balance sheet at cost, less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

**Interests in associates**
The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. Where the financial year end of an associate does not co-terminate with the Group's year end, the financial statements of that associate draw up to its year end are used to account for the Group's share of its result. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates, less any identified impairment loss.

**Investments in securities**
Investments in securities are recognized on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities or other investments.

## 3. 主要會計政策(續)

**物業、機器及設備(續)**
物業、機器及設備之折舊及攤銷撥備乃根據其估計可用年期，按直線法及以下年率撇銷其成本或估值：

| | |
|---|---|
| 永久業權土地 | 無 |
| 租賃土地 | 按租約年期 |
| 樓宇 | 2.5%－5% |
| 機器及機械 | 10%－20% |
| 模具 | 25%－33% |
| 傢俱、裝置及設備 | 10%－33% |
| 汽車 | 20%－25% |

因資產出售或報廢而產生之收益或虧損乃根據出售資產之所得款項與賬面值之差額釐定，並於收益表中確認。

**附屬公司投資**
於附屬公司之投資乃按成本值減任何已確認減值虧損計入本公司之資產負債表。附屬公司之業績已被本公司基於已收及應收之股息計算。

**聯營公司之權益**
綜合收益表包括本年度本集團應佔其聯營公司之收購後業績。倘聯營公司之財政年度結算日與本集團並不相同，則該聯營公司截至其年結日之財務報表將用以計算本集團應佔該公司之業績。在綜合資產負債表內，聯營公司之權益以本集團應佔聯營公司之資產淨值減任何已確認減值虧損列賬。

**證券投資**
證券投資乃於交易日確認入賬及最初按成本值計算。

所有持至期滿日債務證券以外之證券均列為投資證券或其他投資。

## 3. SIGNIFICANT ACCOUNTING POLICIES (continued)

**Investments in securities** (continued)
Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, less any identified impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealized gains and losses included in the results for the year.

**Impairment**
At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately, unless the relevant asset is carried at revalued amount under another accounting standard, in which case the impairment loss is treated as a revaluation decrease under that accounting standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at revalued amount under another accounting standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that accounting standard.

**Other asset**
Other asset is stated at the lower of cost and net realizable value.

## 3. 主要會計政策(續)

**證券投資(續)**
投資證券乃為指定長期策略性目的而持有之證券，於其後報告日期按成本值減暫時性質以外之任何已確認減值虧損入賬。

其他投資按公平價值入賬，而未變現之收益及虧損則計入本年度之業績。

**減值**
本集團於每個結算日均會審閱有形及無形資產之賬面值，以決定有關資產是否出現減值虧損。倘估計資產之可收回金額低於其賬面值，則該資產之賬面值將降至其可收回金額。除非有關資產之賬面值乃根據其他會計標準以重估值列賬，而在該情況下，減值虧損會根據該會計標準以重估減少處理，否則減值虧損須隨即列作開支。

減值虧損其後撥回時，資產之賬面值增至其可收回金額之經調整預測數額，惟增加後之賬面值不超過假設過去年度該項資產並無確認減值虧損而釐定之賬面值。除非有關資產之賬面值乃根據其他會計標準以重估值列賬，而在該情況下，減值虧損之撥回會根據該會計標準以重估增加處理，否則減值虧損之撥回隨即被確認為收入。

**其他資產**
其他資產是按成本值或可變現淨值兩者為低者列賬。

## 3. SIGNIFICANT ACCOUNTING POLICIES (continued)

**Inventories**

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average cost method. Net realizable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

**Leases**

A lease is classified as a finance lease when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalized at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease. Finance costs, which represent the difference between the total commitments and the outstanding principal amount at the inception of the finance leases, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

**Foreign currencies**

Transactions in currencies other than Hong Kong Dollars are initially recorded at the rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated into Hong Kong Dollars at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

In preparing consolidated financial statements, the assets and liabilities of the Group's overseas operations which are denominated in currencies other than the Hong Kong Dollars are translated into Hong Kong Dollars at the rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's currency translation reserve. Such translation differences are recognized as income or as expenses in the period in which the operation is disposed of.

## 3. 主要會計政策(續)

**存貨**

存貨按成本值及可變現淨值兩者中之較低者列賬。成本包括直接材料及(倘適用)將存貨達至其現地點及情況所產生之經常費用。成本按加權平均成本法計算。可變現淨值指估計銷售價格減所有估計完成成本及推廣、銷售及分銷時產生之成本。

**租約**

凡條款中將有關資產之擁有權之大部份風險及利益撥歸於本集團之租約均界定為融資租約。在融資租約內所持有之資產,按購買日之公平價值資本化。出租人之相應負債經扣除利息費用後,於資產負債表內列作融資租約。財務費用乃總承擔與訂立融資租約時之尚欠本金金額之差額,並按有關租約年期,於每個會計期間就承擔之餘額撥出一項固定比率之定期開支於收益表扣除。

**外幣**

以港元以外之貨幣結算之交易初步按交易日之滙率記賬。以外幣結算之貨幣資產及負債均按結算日之滙率重新換算為港元。因滙兑產生之收益或虧損在收益表中處理。

於編製綜合財務報表時,以港元以外之貨幣結算之本集團海外業務資產及負債按結算日之滙率換算為港元,收支項目則按期間平均滙率換算。所產生滙兑差額(如有)列作股本,並撥入本集團外幣兑換儲備。該等換算差額於出售業務期間確認為收入或開支。

## 3. SIGNIFICANT ACCOUNTING POLICIES (continued)

**Taxation**

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

## 3. 主要會計政策(續)

**稅項**

所得稅支出指現時應付稅項及遞延稅項之總和。

現時應付稅項乃按本年度應課稅溢利計算。應課稅溢利與收益表中所報淨溢利額不同，乃由於前者不包括在其他年度應課稅收入或開支，並且不包括收益表內從未課稅或扣稅之項目。本集團現時稅項負債乃按照結算日已頒布或實質上已頒布之稅率計算。

遞延稅項為就財務報表中資產及負債賬面值及計算應課稅溢利相應稅基差額而須支付或收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時時差扣稅之應課稅溢利時提撥。若於一項交易中，因商譽(或負商譽)或因(業務合併以外原因)開始確認其他資產及負債而引致之臨時時差既不影響稅務溢利亦不影響會計溢利，則不會確認該等資產及負債。

遞延稅項負債乃按因於附屬公司及聯營公司之投資而引致之應課稅臨時差異而確認，惟若本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖之情況除外。

遞延稅項資產之賬面值於每個結算日作檢討，並在沒可能於會有足夠應課稅溢利恢復全部或部分資產價值時作調減。

## 3. SIGNIFICANT ACCOUNTING POLICIES (continued)

**Taxation** (continued)

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

**Operating leases**

Rentals payable under operating leases are charged to the income statement on a straight line basis over the period of the relevant leases.

**Retirement benefits scheme contributions**

Payments to defined contribution retirement benefit plans are charged as expenses as they fall due.

## 3. 主要會計政策(續)

**稅項(續)**

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於收益表中扣除或計入，惟倘遞延稅項直接在股東權益中扣除或計入之情況(在此情況下遞延稅項亦會於股東權益中處理)除外。

**營運租約**

根據營運租約應付之租金於有關租約期間按直線基準在收益表中扣除。

**退休福利計劃供款**

支付予定額供款退休福利計劃之款項於到期時列作開支扣除。

## 4. TURNOVER

Turnover represents the net amounts received and receivable for goods sold and securities traded by the Group to outside customers and is summarized as follows:

## 4. 營業額

營業額乃本集團售予外間客戶之貨品及與外間客戶買賣之證券之已收及應收款項淨額，有關詳情概述如下：

| | | **2004**<br>**HK$'000**<br>二零零四年<br>千港元 | 2003<br>HK$'000<br>二零零三年<br>千港元 |
|---|---|---|---|
| Sales of goods | 銷售貨品 | **4,974,981** | 4,084,798 |
| Securities trading | 證券買賣 | **34,949** | 78,006 |
| | | **5,009,930** | 4,162,804 |

## 5. BUSINESS AND GEOGRAPHICAL SEGMENTS

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format and geographical segments are its secondary reporting format.

## 5. 業務及地域分類

根據本集團內部財務報告，本集團決定業務分類為主要報告形式，地域分類為次要報告形式。

**Business segments**

The Group is currently operating into three business segments, namely trading of computer related products, consumer electronic products and securities. Segment information about these businesses is presented below:

**業務分類**

本集團目前正經營三種分類業務，即電腦相關產品貿易、消費電子產品貿易及證券買賣。有關該等業務之分類資料呈列如下：

**2004**
**Income Statement**

**二零零四年**
**收益表**

| | | Trading of computer related products HK$'000 電腦相關產品貿易 千港元 | Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元 | Trading of securities HK$'000 證券買賣 千港元 | Consolidated HK$'000 綜合 千港元 |
|---|---|---|---|---|---|
| **Turnover** | **營業額** | | | | |
| External sales | 外部銷售 | 3,737,278 | 1,237,703 | 34,949 | 5,009,930 |
| **Segment result** | **分類業績** | 206,695 | 21,881 | 20,804 | 249,380 |
| Interest income | 利息收入 | | | | 22,728 |
| Unallocated corporate expenses | 未分配企業開支 | | | | (43,292) |
| Profit from operations | 經營溢利 | | | | 228,816 |
| Finance costs | 財務費用 | | | | (26,440) |
| Share of results of associates | 應佔聯營公司業績 | | | | (73,463) |
| Net gain on disposal of subsidiaries and associates | 出售附屬公司及聯營公司之收益淨額 | | | | 10,377 |
| Amortization of goodwill arising on acquisition of associates | 攤銷收購聯營公司產生之商譽 | | | | (17,651) |
| Profit before income tax | 除所得稅前溢利 | | | | 121,639 |
| Income tax expense | 所得稅支出 | | | | 27,846 |
| Profit before minority interests | 未計少數股東權益前溢利 | | | | 93,793 |

## 5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

## 5. 業務及地域分類（續）

**Business segments** (continued) 業務分類（續）

**2004** 二零零四年

**Balance Sheet** 資產負債表

| | | Trading of computer related products HK$'000 電腦相關產品貿易 千港元 | Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元 | Trading of securities HK$'000 證券買賣 千港元 | Consolidated HK$'000 綜合 千港元 |
|---|---|---|---|---|---|
| **Assets** | **資產** | | | | |
| Segment assets | 分類資產 | 2,109,537 | 1,561 | 132,964 | 2,244,062 |
| Interests in associates | 聯營公司權益 | | | | 906,409 |
| Investment securities | 投資證券 | | | | 188,890 |
| Unallocated corporate assets | 未分配企業資產 | | | | 603,875 |
| Consolidated total assets | 綜合總資產 | | | | 3,943,236 |
| **Liabilities** | **負債** | | | | |
| Segment liabilities | 分類負債 | 1,110,026 | – | – | 1,110,026 |
| Borrowings | 借款 | | | | 356,980 |
| Unallocated corporate liabilities | 未分配企業負債 | | | | 197,892 |
| Consolidated total liabilities | 綜合總負債 | | | | 1,664,898 |

| | | Trading of computer related products HK$'000 電腦相關產品貿易 千港元 | Corporate HK$'000 企業 千港元 | Consolidated HK$'000 綜合 千港元 |
|---|---|---|---|---|
| **Other information** | **其他資料** | | | |
| Addition of goodwill arising on acquisition of an associate | 收購一間聯營公司產生之商譽增加 | – | 208,760 | 208,760 |
| Addition of intangible assets other than goodwill arising on acquisition of a subsidiary | 除收購一間附屬公司產生之商譽外之無形資產增加 | 198,065 | – | 198,065 |
| Addition of goodwill arising on acquisition of a subsidiary | 收購一間附屬公司產生之商譽增加 | – | 4,598 | 4,598 |
| Capital expenditure | 資本開支 | 16,946 | 780 | 17,726 |
| Depreciation and amortization | 折舊及攤銷 | 61,640 | 2,129 | 63,769 |
| Impairment loss recognized | 已確認減值虧損 | – | 4,598 | 4,598 |
| Other non-cash expenses | 其他非現金開支 | 17,972 | 24,820 | 42,792 |

## 5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

## 5. 業務及地域分類(續)

**Business segments** (continued)
2003
Income Statement

業務分類(續)
二零零三年
收益表

| | | Trading of computer related products HK$'000 電腦相關產品貿易 千港元 | Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元 | Trading of securities HK$'000 證券買賣 千港元 | Consolidated HK$'000 (As restated) 綜合 千港元 (經重列) |
|---|---|---|---|---|---|
| **Turnover** | **營業額** | | | | |
| External sales | 外部銷售 | 2,975,181 | 1,109,617 | 78,006 | 4,162,804 |
| **Segment result** | **分類業績** | 97,875 | 20,177 | (110,408) | 7,644 |
| Interest income | 利息收入 | | | | 38,646 |
| Unallocated corporate expenses | 未分配企業開支 | | | | (38,644) |
| Profit before impairment loss on investment securities | 除投資證券之減值虧損前溢利 | | | | 7,646 |
| Impairment loss on investment securities | 投資證券之減值虧損 | | | | (323,287) |
| Loss from operations | 經營虧損 | | | | (315,641) |
| Finance costs | 財務費用 | | | | (31,669) |
| Share of results of associates | 應佔聯營公司業績 | | | | (32,397) |
| Impairment loss on goodwill arising on acquisition of an associate | 收購一間聯營公司產生之商譽之減值虧損 | | | | (104,585) |
| Net gain on disposal of subsidiaries | 出售附屬公司之收益淨額 | | | | 25 |
| Amortization of goodwill arising on acquisition of an associate | 攤銷收購一間聯營公司產生之商譽 | | | | (6,612) |
| Allowance for loans to associates | 借予聯營公司貸款準備 | | | | (79,595) |
| Loss before income tax | 除所得稅前虧損 | | | | (570,474) |
| Income tax expense | 所得稅支出 | | | | 36,041 |
| Loss before minority interests | 未計少數股東權益前虧損 | | | | (606,515) |

## 5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

## 5. 業務及地域分類(續)

**Business segments** (continued)
Balance Sheet

業務分類(續)
資產負債表

| | | Trading of computer related products HK$'000 電腦相關產品貿易 千港元 | Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元 | Trading of securities HK$'000 證券買賣 千港元 | Consolidated HK$'000 (As restated) 綜合 千港元 (經重列) |
|---|---|---|---|---|---|
| **Assets** | **資產** | | | | |
| Segment assets | 分類資產 | 1,395,363 | 983 | 193,920 | 1,590,266 |
| Interests in associates | 聯營公司權益 | | | | 271,362 |
| Investment securities | 投資證券 | | | | 902,980 |
| Unallocated corporate assets | 未分配企業資產 | | | | 503,123 |
| Consolidated total assets | 綜合總資產 | | | | 3,267,731 |
| **Liabilities** | **負債** | | | | |
| Segment liabilities | 分類負債 | 883,844 | – | – | 883,844 |
| Borrowings | 借款 | | | | 417,468 |
| Unallocated corporate liabilities | 未分配企業負債 | | | | 62,254 |
| Consolidated total liabilities | 綜合總負債 | | | | 1,363,566 |

| | | Trading of computer related products HK$'000 (As restated) 電腦相關產品貿易 千港元 (經重列) | Corporate HK$'000 企業 千港元 | Consolidated HK$'000 (As restated) 綜合 千港元 (經重列) |
|---|---|---|---|---|
| **Other information** | **其他資料** | | | |
| Addition of goodwill | 商譽之增加 | 199,590 | – | 199,590 |
| Capital expenditure | 資本開支 | 15,810 | 3,637 | 19,447 |
| Depreciation and amortization | 折舊及攤銷 | 33,657 | 1,952 | 35,609 |
| Impairment loss recognized | 已確認減值虧損 | – | 324,592 | 324,592 |
| Other non-cash expenses | 其他非現金開支 | 76,669 | 5,706 | 82,375 |

## 5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

## 5. 業務及地域分類(續)

**Geographical segments**

The Group's trading of computer related products is mainly located in North America and Europe. The trading of consumer electronic products is mainly located in North America and the trading of securities is mainly located in Hong Kong.

**地域分類**

本集團電腦相關產品貿易主要於北美及歐洲進行。消費電子產品貿易主要於北美進行，及證券買賣主要於香港。

The following table provides an analysis of the Group's sale revenue by geographical market, irrespective of the origin of the goods/services:

本集團之銷售收入按地域市場列表分析如下(不管貨品／服務來源)：

| | | Sales revenue by geographical market 地域市場銷售收入 | |
|---|---|---|---|
| | | **2004 HK$'000 二零零四年 千港元** | 2003 HK$'000 二零零三年 千港元 |
| North America | 北美 | **4,222,099** | 3,483,037 |
| Europe | 歐洲 | **564,896** | 484,362 |
| Hong Kong | 香港 | **35,836** | 70,618 |
| Africa | 非洲 | **51,312** | 25,917 |
| Japan | 日本 | **38,986** | 41,617 |
| Others | 其他 | **96,801** | 57,253 |
| | | **5,009,930** | 4,162,804 |

## 5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

## 5. 業務及地域分類(續)

**Geographical segments** (continued)

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analyzed by the geographical area in which the assets are located:

地域分類(續)

分類資產與物業、機器及設備增項之賬面值按該等資產所處地理區域列表分析如下：

| | | Carrying amount of segment assets 分類資產之賬面值 | | Additions to property, plant and equipment 物業、機器及設備增項 | |
|---|---|---|---|---|---|
| | | **2004 HK$'000 二零零四年 千港元** | 2003 HK$'000 二零零三年 千港元 | **2004 HK$'000 二零零四年 千港元** | 2003 HK$'000 二零零三年 千港元 |
| Hong Kong | 香港 | **1,248,216** | 1,265,517 | **1,742** | 4,359 |
| North America | 北美 | **1,180,872** | 905,828 | **10,944** | 10,843 |
| Europe | 歐洲 | **392,483** | 184,075 | **4,717** | 4,080 |
| Taiwan | 台灣 | **253,034** | 291,384 | **234** | 124 |
| Others | 其他 | **405,132** | 269,756 | **89** | 41 |
| | | **3,479,737** | 2,916,560 | **17,726** | 19,447 |

Intangible assets of HK$428,019,000 (2003: HK$337,873,000, as restated) and deferred tax assets of HK$35,480,000 (2003: HK$13,298,000, as restated) are excluded from the analysis of the carrying amount of segment assets as there are not practicable to allocate the amounts to geographical segments.

因無形資產及遞延税項資產不適於劃入地域分類，故價值428,019,000港元(二零零三年：337,873,000港元，經重列)之無形資產及35,480,000港元(二零零三年：13,298,000港元，經重列)之遞延税項資產未列入於本分類資產賬面值分析表。

## 6. OTHER OPERATING INCOME 6. 其他經營收入

Other operating income includes the following items: 其他經營收入包括下列項目：

| | | 2004 HK$'000 二零零四年 千港元 | 2003 HK$'000 二零零三年 千港元 |
|---|---|---|---|
| Exchange gain | 滙兌收益 | **31,467** | 18,974 |
| Interest income | 利息收入 | **22,728** | 38,646 |
| Net unrealized holding gain on other investments | 所持其他投資之未變現收益淨額 | **16,829** | – |
| Net gain on disposal of investment securities | 出售投資證券之收益淨額 | **9,577** | – |
| Gain on disposal of other asset | 出售其他資產之收益 | **5,660** | – |
| Internet service income | 互聯網服務收入 | **3,363** | 5,262 |
| Royalty income | 專利收入 | **2,722** | 3,063 |

## 7. OTHER OPERATING EXPENSES 7. 其他經營開支

| | | 2004 HK$'000 二零零四年 千港元 | 2003 HK$'000 二零零三年 千港元 |
|---|---|---|---|
| Impairment loss on goodwill arising on acquisition of a subsidiary | 收購一間附屬公司產生之商譽之減值虧損 | **4,598** | – |
| Net unrealized holding loss on other investments | 所持其他投資之未變現虧損淨額 | – | 26,482 |
| Write off of long-term loan and interest receivable | 長期貸款及應收利息撤銷 | – | 10,821 |
| Impairment loss on property, plant and equipment | 物業、機器及設備減值之虧損 | – | 1,305 |
| | | **4,598** | 38,608 |

## 8. PROFIT (LOSS) FROM OPERATIONS　8. 經營溢利(虧損)

| | | **2004** | 2003 |
|---|---|---|---|
| | | **HK$'000** | HK$'000 |
| | | **二零零四年** | 二零零三年 |
| | | **千港元** | 千港元 |
| Profit (loss) from operations has been arrived at after charging (crediting): | 經營溢利(虧損)已扣除(計入): | | |
| Staff costs (including directors' emoluments): | 員工成本(包括董事酬金): | | |
| Salaries and other benefits | 薪金及其他福利 | **170,261** | 151,729 |
| Retirement benefits scheme contributions | 退休福利計劃供款 | **3,160** | 3,854 |
| | | **173,421** | 155,583 |
| Depreciation and amortization: | 折舊及攤銷: | | |
| Amortization of intangible assets (included in administrative expenses) | 無形資產攤銷(包括在行政開支內) | **44,137** | 14,338 |
| Depreciation and amortization on property, plant and equipment: | 物業、機器及設備折舊及攤銷: | | |
| – Owned assets | 一自置資產 | **19,298** | 20,816 |
| – Assets held under finance leases | 一根據融資租約持有之資產 | **334** | 455 |
| | | **63,769** | 35,609 |
| Allowance for bad and doubtful debts | 呆壞賬準備 | **3,208** | 36,534 |
| Allowance for loans receivable | 應收貸款準備 | **16,653** | 22,056 |
| Allowance for margin loans receivable | 應收孖展貸款準備 | **5,300** | 2,429 |
| Allowance for slow moving and obsolete inventories | 滯銷及陳舊存貨準備 | **24,679** | 12,277 |
| Auditors' remuneration | 核數師酬金 | **9,204** | 7,003 |
| Net realized (gain) loss on other investments | 其他投資之已變現(收益)虧損淨額 | **(3,975)** | 83,926 |
| Loss on disposal of property, plant and equipment | 出售物業、機器及設備虧損 | **696** | 3,373 |

## 9. FINANCE COSTS　9. 財務費用

| | | **2004** | 2003 |
|---|---|---|---|
| | | **HK$'000** | HK$'000 |
| | | **二零零四年** | 二零零三年 |
| | | **千港元** | 千港元 |
| Interest on borrowings wholly repayable within five years: | 須於五年內悉數償還之借貸利息: | | |
| – Bank loans and overdrafts | 一銀行貸款及透支 | **12,070** | 10,458 |
| – Other loans | 一其他貸款 | **13,229** | 20,360 |
| – Finance leases | 一融資租約 | **587** | 244 |
| Interest on bank loans not wholly repayable within five years | 毋須於五年內悉數償還之銀行貸款利息 | **554** | 607 |
| | | **26,440** | 31,669 |

## 10. IMPAIRMENT LOSS ON GOODWILL ARISING ON ACQUISITION OF AN ASSOCIATE

During the year ended March 31, 2003, the directors of the Company reviewed the carrying value of goodwill arising on the acquisition of an associate, which had been debited to capital reserve in previous years, with reference to the financial performance and the business operations of this associate. The associate was mainly engaged in the marketing of electronic products and other peripherals. In view of the prevailing market condition, operating results and the discounted cash flow projections of this associate, an impairment loss of HK$104,585,000 had been identified and recognized in the consolidated income statement.

## 10. 收購一間聯營公司產生之商譽之減值虧損

於截至二零零三年三月三十一日止年度內，本公司董事參考一間聯營公司之財務表現及業務運作，檢討收購該聯營公司時產生之商譽之賬面值(已於往年在資本儲備中列為借項)。該聯營公司主要從事電子產品及其他週邊設備之推銷。根據當前市況、該聯營公司之經營業績及折現現金流量預測，已確定104,585,000港元之減值虧損，並已於綜合收益表中確認。

## 11. NET GAIN ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES

## 11. 出售附屬公司及聯營公司之收益淨額

| | | **2004**<br>**HK$'000**<br>**二零零四年**<br>**千港元** | 2003<br>HK$'000<br>二零零三年<br>千港元 |
|---|---|---|---|
| Gain on partial disposal of shareholding in a subsidiary | 出售一間附屬公司部份股權之收益 | **28,594** | – |
| Net loss on deemed disposal of shareholding in associates | 被視為出售聯營公司股權之虧損淨額 | **(16,935)** | – |
| (Loss) gain on disposal of subsidiaries | 出售附屬公司之(虧損)收益 | **(1,282)** | 25 |
| | | **10,377** | 25 |

## 12. DIRECTORS' REMUNERATION

## 12. 董事酬金

| | | **2004**<br>**HK$'000**<br>**二零零四年**<br>**千港元** | 2003<br>HK$'000<br>二零零三年<br>千港元 |
|---|---|---|---|
| Directors' fees | 董事袍金 | – | – |
| Other emoluments (executive directors) | 其他酬金(執行董事) | | |
| Salaries and other benefits | 薪金及其他福利 | **4,952** | 7,175 |
| Retirement benefits scheme contributions | 退休福利計劃供款 | **130** | 378 |
| | | **5,082** | 7,553 |
| Compensation for loss of office paid to a former director by: | 支付予一名前任董事之離職補償： | | |
| The Company | 本公司 | – | – |
| The Company's subsidiary | 本公司之附屬公司 | **625** | – |
| | | **5,707** | 7,553 |

## 12. DIRECTORS' REMUNERATION (continued) 12. 董事酬金（續）

| | | Number of directors 董事人數 | |
|---|---|---|---|
| | | **2004 二零零四年** | 2003 二零零三年 |
| The emoluments are within the following bands: | 彼等之酬金分為下列組別： | | |
| Nil to HK$1,000,000 | 零至1,000,000港元 | **10** | 10 |
| HK$1,000,001 to HK$1,500,000 | 1,000,001港元至1,500,000港元 | **–** | 1 |
| HK$1,500,001 to HK$2,000,000 | 1,500,001港元至2,000,000港元 | **2** | – |
| HK$2,000,001 to HK$2,500,000 | 2,000,001港元至2,500,000港元 | **1** | 1 |
| HK$3,500,001 to HK$4,000,000 | 3,500,001港元至4,000,000港元 | **–** | 1 |

No remuneration was paid during the year to non-executive directors or independent non-executive directors.

本年度並無向非執行董事或獨立非執行董事支付任何酬金。

During the year, no emoluments were paid by the Group to the five highest paid individuals (including directors and employees) as an inducement to join or upon joining the Group. None of the directors has waived any emoluments during the year.

本集團本年度並無向五位最高薪人士（包括董事及僱員）支付任何酬金，作為彼等加盟本集團或加盟本集團後之獎勵。各董事於年內概無放棄任何酬金。

## 13. EMPLOYEES' EMOLUMENTS 13. 僱員酬金

The five highest paid individuals included one director (2003: two directors), details of whose emoluments are set out above. The emoluments of the remaining four (2003: three) individuals are as follows:

五位最高薪人士包括一名董事（二零零三年：兩名董事），其酬金詳情已呈列於上文。另外四名（二零零三年：三名）最高薪人士之酬金詳情如下：

| | | **2004 HK$'000 二零零四年 千港元** | 2003 HK$'000 二零零三年 千港元 |
|---|---|---|---|
| Salaries and other benefits | 薪金及其他福利 | **9,788** | 8,802 |
| Performance related incentive payments | 與表現有關之獎金 | **3,307** | 1,064 |
| Retirement benefits scheme contributions | 退休福利計劃供款 | **381** | 50 |
| | | **13,476** | 9,916 |

## 13. EMPLOYEES' EMOLUMENTS (continued) 13. 僱員酬金(續)

Their emoluments are within the following bands: 彼等之酬金分為下列組別：

| | | Number of employees 僱員人數 | |
|---|---|---|---|
| | | **2004 二零零四年** | 2003 二零零三年 |
| HK$2,000,001 to HK$2,500,000 | 2,000,001港元至2,500,000港元 | **2** | 1 |
| HK$3,000,001 to HK$3,500,000 | 3,000,001港元至3,500,000港元 | **1** | – |
| HK$3,500,001 to HK$4,000,000 | 3,500,001港元至4,000,000港元 | **–** | 2 |
| HK$5,500,001 to HK$6,000,000 | 5,500,001港元至6,000,000港元 | **1** | – |
| | | **4** | 3 |

## 14. INCOME TAX EXPENSE 14. 所得稅支出

| | | **2004 HK$'000 二零零四年 千港元** | 2003 HK$'000 (As restated) 二零零三年 千港元 (經重列) |
|---|---|---|---|
| Current tax: | 現時稅項： | | |
| Hong Kong Profits Tax | 香港所得稅 | | |
| (Over)underprovision in prior years | 過往年度之(超額)不足撥備 | **(112)** | 141 |
| Overseas | 海外 | **46,378** | 31,773 |
| | | **46,266** | 31,914 |
| Deferred tax *(note 34)* | 遞延稅項*(附註34)* | | |
| Current year | 本年度 | **(20,810)** | 286 |
| Attributable to a change in tax rate | 因稅率變動 | **13** | – |
| | | **(20,797)** | 286 |
| Share of tax on results of associates | 應佔聯營公司業績之稅項 | **2,377** | 3,841 |
| | | **27,846** | 36,041 |

## 14. INCOME TAX EXPENSE (continued) 14. 所得税支出（續）

The income tax expense for the year can be reconciled to the profit (loss) before income tax as follow:

本年度所得税支出與除所得税前溢利(虧損)對賬如下：

| | | 2004<br>HK$'000<br>二零零四年<br>千港元 | 2003<br>HK$'000<br>二零零三年<br>千港元 |
|---|---|---|---|
| Profit (loss) before income tax | 除所得税前溢利(虧損) | **121,639** | (570,474) |
| Tax at Hong Kong Profits Tax rate of 17.5% (2003: 16%) | 按香港利得税税率17.5%計算之税項(二零零三年：16%) | **21,286** | (91,276) |
| Tax effect of share of results of associates | 應佔聯營公司業績之税項影響 | **15,233** | 9,021 |
| Tax effect of income not taxable for tax purposes | 不須繳税收入之税務影響 | **(2,113)** | (34,407) |
| Tax effect of expenses not deductible for tax purposes | 不能扣税支出之税務影響 | **28,594** | 60,068 |
| Tax effect of tax losses not recognized | 未確認税項虧損之税務影響 | **641** | 9,392 |
| Utilization of tax losses not previously recognized | 使用先前未確認税項虧損 | **(18,495)** | (24,706) |
| Tax effect on deferred tax assets not recognized | 未確認遞延税項資產之税務影響 | **–** | 8,965 |
| Utilization of deferred tax assets not previously recognized | 使用先前未確認遞延税項資產 | **(11,270)** | – |
| Recognition of unused tax loss which is not recognized in previous years | 確認過往年度未確認及未使用税項虧損 | **(10,450)** | – |
| (Over)underprovision in prior years | 過往年度之(超額)不足撥備 | **(112)** | 141 |
| Effect of different tax rates of subsidiaries operating in other jurisdictions | 於其他司法管轄區經營之附屬公司之不同税率之影響 | **3,001** | 98,654 |
| Others | 其他 | **1,518** | 189 |
| Increase in opening deferred tax liability resulting from an increase in tax rate | 提高税率對年初遞延税項負債之增加 | **13** | – |
| Income tax expense for the year | 本年度所得税支出 | **27,846** | 36,041 |

No tax is payable on the profit for the year arising in Hong Kong since the assessable profit is wholly absorbed by tax losses brought forward.

本年度毋須就香港產生之溢利繳付税項，原因是應課税溢利悉數由承前之税項虧損抵銷。

## 14. INCOME TAX EXPENSE (continued)

Hong Kong Profits Tax is calculated at 17.5% (2003: 16%) of the estimated assessable profit for the year. In June 2003, the Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of deferred tax balances as at March 31, 2004.

Income tax arising in other jurisdictions is calculated at rates prevailing in respective jurisdictions.

## 14. 所得税支出(續)

香港所得税以年內估計應課税溢利按税率17.5%(二零零三年:16%)計算。於二零零三年六月,香港所得税率於二零零三/二零零四課税年度由16%增至17.5%。此增加之影響已於二零零四年三月三十一日之遞延税項結餘計算中反映。

在其他司法管轄區所產生之所得税按有關司法管轄區之現行税率計算。

## 15. DIVIDENDS 股息

| | | 2004 HK$'000 二零零四年 千港元 | 2003 HK$'000 二零零三年 千港元 |
|---|---|---|---|
| Final, paid – HK2 cents per share for 2003 (2002: nil) | 末期,已付一二零零三年每股2港仙(二零零二年:無) | **3,206** | – |
| Interim, paid – HK5 cents per share for 2004 (2003: nil) | 中期,已付一二零零四年每股5港仙(二零零三年:無) | **8,015** | – |
| | | **11,221** | – |

The final dividend of HK6 cents per share (2003: HK2 cents per share), in cash with a scrip option, has been proposed by the directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

董事建議派發現金(可選擇以股代息)末期股息每股6港仙(二零零三年:每股2港仙),惟須待股東於應屆股東週年大會批准方可作實。

## 16. EARNINGS (LOSS) PER SHARE

The calculation of the basic earnings (loss) per share is based on the profit for the year of HK$13,300,000 (2003: loss of HK$648,620,000, as restated) and on the weighted average number of shares in issue during the year of 164,239,677 shares (2003: 160,303,174 shares).

The computation of diluted earnings per share for the year ended March 31, 2004 does not assume the exercise of the Company's outstanding share options as the exercise price of those options is higher than the average market price for shares for the year.

The computation of diluted loss per share for the year ended March 31, 2003 had not assumed the exercise of the Company's share options because the exercise would result in a decrease in loss per share.

## 16. 每股盈利(虧損)

每股基本盈利(虧損)乃按本年度溢利13,300,000港元(二零零三年:虧損648,620,000港元,經重列)及本年度已發行股份之加權平均數164,239,677股(二零零三年:160,303,174股)計算。

計算截至二零零四年三月三十一日止年度之每股攤薄盈利時乃假設本公司尚未行使之購股權並無獲行使,原因是該等購股權之行使價高於年內股份之平均市價。

計算截至二零零三年三月三十一日止年度之每股攤薄虧損時乃假設本公司之購股權並無獲行使,原因是行使該等購股權會導致每股虧損減少。

**16. EARNINGS (LOSS) PER SHARE** (continued)

In respect of adjustments to the comparative figure of basic loss per share arising from the adoption of SSAP 12 (Revised) for the year ended March 31, 2003, there is no significant impact on the basic loss per share for the year ended March 31, 2003. No restatement for basic loss per share has been made accordingly.

**16. 每股盈利(虧損)(續)**

就截至二零零三年三月三十一日止年度因採納會計實務準則第12號(經修訂)而對比較每股基本虧損作出調整而言，對截至二零零三年三月三十一日止年度之每股基本虧損並無重大影響。因此，並無重列每股基本虧損。

**17. PROPERTY, PLANT AND EQUIPMENT**

**17. 物業、機器及設備**

| | | Land and buildings HK$'000 土地及樓宇 千港元 | Plant and machinery HK$'000 機器及機械 千港元 | Moulds HK$'000 模具 千港元 | Furniture, fixtures and equipment HK$'000 傢俱、裝置及設備 千港元 | Motor vehicles HK$'000 汽車 千港元 | Total HK$'000 總額 千港元 |
|---|---|---|---|---|---|---|---|
| **The Group** | **本集團** | | | | | | |
| **Cost or valuation** | **成本值或估值** | | | | | | |
| At April 1, 2003 | 於二零零三年四月一日 | 48,846 | 43,569 | 2,971 | 84,212 | 7,892 | 187,490 |
| Currency realignment | 外幣調整 | 331 | – | – | 3,473 | 9 | 3,813 |
| Additions | 增項 | – | – | – | 16,518 | 1,208 | 17,726 |
| Disposals | 出售 | (3,155) | – | – | (6,061) | (3,047) | (12,263) |
| **At March 31, 2004** | **於二零零四年三月三十一日** | **46,022** | **43,569** | **2,971** | **98,142** | **6,062** | **196,766** |
| Comprising: | 包括： | | | | | | |
| At cost | 成本值 | 17,815 | 43,569 | 2,971 | 98,142 | 6,062 | 168,559 |
| At valuation - 1994 | 一九九四年估值 | 28,207 | – | – | – | – | 28,207 |
| | | 46,022 | 43,569 | 2,971 | 98,142 | 6,062 | 196,766 |
| **Depreciation and amortization and impairment** | **折舊及攤銷及減值** | | | | | | |
| At April 1, 2003 | 於二零零三年四月一日 | 9,617 | 37,867 | 2,955 | 48,538 | 4,401 | 103,378 |
| Currency realignment | 外幣調整 | 7 | – | – | 2,682 | 4 | 2,693 |
| Provided for the year | 本年度撥備 | 1,012 | 1,470 | 7 | 15,968 | 1,175 | 19,632 |
| Eliminated on disposals | 出售時撇除 | (2,056) | – | – | (4,456) | (1,928) | (8,440) |
| **At March 31, 2004** | **於二零零四年三月三十一日** | **8,580** | **39,337** | **2,962** | **62,732** | **3,652** | **117,263** |
| **Net book values** | **賬面淨值** | | | | | | |
| **At March 31, 2004** | **於二零零四年三月三十一日** | **37,442** | **4,232** | **9** | **35,410** | **2,410** | **79,503** |
| At March 31, 2003 | 於二零零三年三月三十一日 | 39,229 | 5,702 | 16 | 35,674 | 3,491 | 84,112 |

## 17. PROPERTY, PLANT AND EQUIPMENT (continued)

The Group's land and buildings comprise:

## 17. 物業、機器及設備(續)

本集團之土地及樓宇包括：

| | | 2004<br>HK$'000<br>二零零四年<br>千港元 | 2003<br>HK$'000<br>二零零三年<br>千港元 |
|---|---|---|---|
| Outside Hong Kong: | 香港以外地區： | | |
| Under medium-term leases in other regions of the People's Republic of China ("PRC") | 於中華人民共和國(「中國」)其他地區之中期租約物業 | **25,050** | 25,978 |
| Freehold in Taiwan | 於台灣之永久業權物業 | **12,392** | 12,151 |
| Under a medium-term lease in Macau | 於澳門之中期租約物業 | **–** | 1,100 |
| | | **37,442** | 39,229 |

The valuation of land and buildings in 1994 was made by Messrs. American Appraisal Hong Kong Limited, an independent firm of Chartered Surveyors, on an open market value basis.

一九九四年之土地及樓宇估值乃由一間獨立特許測量師行美國評值有限公司按公開市值基準進行。

Had the revalued land and buildings been carried at cost less accumulated depreciation and amortization, their carrying amount would have been stated at HK$21,157,000 (2003: HK$21,862,000).

若重估之土地及樓宇按成本值減累積折舊及攤銷入賬，其賬面值應為21,157,000港元(二零零三年：21,862,000港元)。

Included in the net book value of property, plant and equipment are assets held under finance leases amounting to HK$1,985,000 (2003: HK$2,660,000).

物業、機器及設備之賬面淨值包括以融資租約持有之資產，總額為1,985,000港元(二零零三年：2,660,000港元)。

## 18. INTANGIBLE ASSETS

## 18. 無形資產

| | | Goodwill<br>HK$'000<br>*(note a)*<br>商譽<br>千港元<br>*(附註a)* | Trademark licenses<br>HK$'000<br>*(note b)*<br>商標許可證<br>千港元<br>*(附註b)* | Patent<br>HK$'000<br>*(note c)*<br>專利權<br>千港元<br>*(附註c)* | Total<br>HK$'000<br>總額<br>千港元 |
|---|---|---|---|---|---|
| **The Group** | **本集團** | | | | |
| **Cost** | **成本值** | | | | |
| At April 1, 2003 | 於二零零三年四月一日 | | | | |
| – as previously reported | –先前呈報 | 354,665 | 91,318 | – | 445,983 |
| – adjustment on adoption of SSAP 12 (Revised) | –因採納會計實務準則第12號(經修訂)而調整 | (1,982) | – | – | (1,982) |
| – as restated | –經重列 | 352,683 | 91,318 | – | 444,001 |
| Additions | 增項 | 4,598 | 190,000 | 8,065 | 202,663 |
| Eliminated on partial disposal of shareholding in a subsidiary | 出售一間附屬公司之部份股權時撇除 | (69,857) | – | – | (69,857) |
| **At March 31, 2004** | **於二零零四年三月三十一日** | **287,424** | **281,318** | **8,065** | **576,807** |
| **Amortization** | **攤銷** | | | | |
| At April 1, 2003 | 於二零零三年四月一日 | 85,962 | 20,166 | - | 106,128 |
| Provided for the year | 本年度撥備 | 32,768 | 10,899 | 470 | 44,137 |
| Impairment loss recognized in the consolidated income statement | 於綜合收益表中確認之減值虧損 | 4,598 | – | – | 4,598 |
| Eliminated on partial disposal of shareholding in a subsidiary | 出售一間附屬公司之部份股權時撇除 | (6,075) | – | – | (6,075) |
| **At March 31, 2004** | **於二零零四年三月三十一日** | **117,253** | **31,065** | **470** | **148,788** |
| **Net book values** | **賬面淨值** | | | | |
| **At March 31, 2004** | **於二零零四年三月三十一日** | **170,171** | **250,253** | **7,595** | **428,019** |
| At March 31, 2003 | 於二零零三年三月三十一日 | 266,721 | 71,152 | – | 337,873 |

## 18. INTANGIBLE ASSETS (continued)

*Notes:*

a. The amount as at March 31, 2003 represented the goodwill on the acquisition of the businesses of Memtek Products Division of Tandy Corporation and Memorex Computer Supplies in 1993 and the acquisition of an additional 14.9% interest in Memorex International Inc., a subsidiary of the Company in 2003. The goodwill is amortized over an average of seventeen years on a straight line basis.

   During the year, the directors reviewed the carrying value of the goodwill arising on acquisition of a subsidiary of HK$4,598,000 and identified an impairment loss of HK$4,598,000 which was charged to the consolidated income statement.

b. The amount as at March 31, 2003 represented the acquisition of the "Memorex" trademark licenses from Memorex Telex N.V. in 1999. Trademark licenses are amortized over twenty years on a straight line basis.

   During the year, the Group acquired the "Dysan" and "Precision" trademark licenses from an independent third party for a consideration of HK$190,000,000 with reference to the valuation performed by Grant Sherman Appraisal Limited, a firm of independent valuers. Trademark licenses are amortized over ten years on a straight line basis.

c. The amount represents the acquisition of a labelmaker patent during the year. The patent is amortized over ten years on a straight line basis.

In the opinion of the directors, no impairment loss in respect of the carrying value of goodwill, the trademark licenses or the patent is considered necessary.

## 18. 無形資產(續)

*附註:*

a. 於二零零三年三月三十一日之金額為於一九九三年收購Tandy Corporation之Memtek產品部及Memorex Computer Supplies業務及於二零零三年收購本公司之一間附屬公司Memorex International Inc.之14.9%額外權益所產生之商譽。該商譽乃按直線法平均在十七年內攤銷。

   年內,董事已重估因收購一間附屬公司而產生之商譽之賬面值為4,598,000港元,並確認減值虧損4,598,000港元,於綜合收益表中扣除。

b. 於二零零三年三月三十一日之金額為於一九九九年向Memorex Telex N.V.收購「Memorex」商標許可證之收購價。商標許可證乃按直線法在二十年期間內攤銷。

   年內,本集團以代價190,000,000港元向一個獨立第三者收購「Dysan」及「Precision」商標許可證,該代價乃參考獨立估值師中證評估有限公司所作估值後釐定。商標許可證乃按直線法在十年內攤銷。

c. 該金額為年內收購標簽製作專利之收購價。該專利權乃按直線法在十年內攤銷。

董事認為,毋須呈列有關商譽、商標許可證或專利權賬面值之減值虧損。

## 19. INTERESTS IN SUBSIDIARIES

## 19. 附屬公司權益

| | | The Company 本公司 | |
|---|---|---|---|
| | | **2004** **HK$'000** **二零零四年** **千港元** | 2003 HK$'000 二零零三年 千港元 |
| Unlisted shares | 非上市股份 | **118,373** | 118,373 |
| Amounts due from subsidiaries | 應收附屬公司款項 | **5,026,854** | 5,022,636 |
| | | **5,145,227** | 5,141,009 |
| Less: Allowance for amounts due from subsidiaries | 減：應收附屬公司款項準備 | **(2,374,810)** | (2,374,810) |
| | | **2,770,417** | 2,766,199 |
| Amount due to a subsidiary | 應付一間附屬公司款項 | **813,043** | 877,475 |

The carrying value of the unlisted shares is based on the values of the underlying separable net assets of the subsidiaries when Hanny Magnetics (B.V.I.) Limited ("Hanny BVI") together with its subsidiaries were acquired by the Company.

非上市股份之賬面值，乃根據本公司收購Hanny Magnetics (B.V.I.) Limited (「Hanny BVI」)連同其附屬公司時，各附屬公司之可分割基本資產淨值計算。

The balances with subsidiaries are unsecured, interest free and have no fixed terms of repayment. Repayment of the amounts will not be demanded within one year of the balance sheet date and, accordingly, the amounts are classified as non-current.

附屬公司之結餘為無抵押、免息及無固定還款期。該等款項將不會於結算日後一年內要求償還，故列為非流動款項。

Details of the Company's principal subsidiaries at March 31, 2004 are set out in note 41.

本公司各主要附屬公司於二零零四年三月三十一日之詳情載於附註41。

## 20. INTERESTS IN ASSOCIATES 20. 聯營公司之權益

| | | The Group 本集團 | |
|---|---|---|---|
| | | **2004 HK$'000 二零零四年 千港元** | 2003 HK$'000 二零零三年 千港元 |
| Share of net assets (liabilities) of associates which are: | 應佔下列聯營公司資產(負債)淨值： | | |
| – listed in Hong Kong *(note a)* | – 在香港上市*(附註a)* | **463,234** | – |
| – listed overseas *(note b)* | – 在海外上市*(附註b)* | **169,770** | 184,574 |
| – unlisted | – 非上市 | **(15,459)** | (12,229) |
| Goodwill on acquisition of associates less amortization *(note c)* | 收購聯營公司產生之商譽減攤銷*(附註c)* | **256,629** | 65,520 |
| | | **874,174** | 237,865 |
| Loan to an associate less allowance *(note d)* | 借予一間聯營公司貸款減準備*(附註d)* | **1,361** | 7,651 |
| Amounts due from associates *(note d)* | 應收聯營公司款項*(附註d)* | **30,874** | 25,846 |
| | | **906,409** | 271,362 |
| Market value of listed shares | 上市股份市值 | **320,500** | 134,561 |

*Notes:*

a. At March 31, 2003, an amount of approximately HK$698.4 million included in investments in securities represented the Group's 14.55% equity interest in CSHL. In September 2003, the Group acquired an additional interest of 16.65% in CSHL for a consideration of approximately HK$19.3 million. Accordingly, the investment in CSHL was increased to 31.20% and it was reclassified from investments in securities to interests in associates.

CSHL is company listed in Hong Kong and its financial year end date is December 31. Only published financial information of CSHL will be available and used by the Group in applying the equity method. Accordingly, the Group's share of interest in CSHL at March 31, 2004 is calculated based on the net assets of CSHL at December 31, 2003 and the result from the date of which CSHL became an associate of the Group to December 31, 2003.

*附註：*

a. 於二零零三年三月三十一日，列入證券投資之約698,400,000港元之款項，乃指本集團於中策之14.55%股本權益。於二零零三年九月，本集團以代價約19,300,000港元收購中策之16.65%額外權益。因此，於中策之投資增至31.20%，並由證券投資重新分類為聯營公司權益。

中策乃於香港上市之公司，其財政年度結算日為十二月三十一日。於採用權益會計法時，本集團只有中策已刊發之財務資料可供運用。因此，本集團應佔中策於二零零四年三月三十一日之權益，乃根據中策於二零零三年十二月三十一日之資產淨值及中策成為本集團聯營公司之日至二零零三年十二月三十一日之業績計算。

## 20. INTERESTS IN ASSOCIATES (continued)

*Notes:* (continued)

a. The following details have been extracted from the published financial information of CSHL, the Group's significant associate:

## 20. 聯營公司之權益（續）

*附註：*（續）

a. 以下資料詳情乃摘錄自本集團重要聯營公司中策已刊發之財務資料：

| | | 12.31.2003 HK$'000 二零零三年十二月三十一日 千港元 |
|---|---|---|
| Financial position: | 財務狀況： | |
| Non-current assets | 非流動資產 | 1,124,597 |
| Current assets | 流動資產 | 1,064,647 |
| Current liabilities | 流動負債 | (161,090) |
| Non-current liabilities and minority interest | 非流動負債及少數股東權益 | (494,774) |
| Net assets | 資產淨值 | 1,533,380 |
| *Net assets attributable to the Group* | 本集團應佔資產淨值 | 463,234 |

| | | 1.1.2003 to 12.31.2003 HK$'000 二零零三年一月一日至二零零三年十二月三十一日 千港元 |
|---|---|---|
| Turnover | 營業額 | 2,884,493 |
| Loss from ordinary activities before taxation and minority interests | 除税及少數股東權益前一般業務之虧損 | (169,184) |
| Loss from ordinary activities before taxation and minority interests attributable to Group | 本集團應佔之除税及少數股東權益前一般業務之虧損 | (56,996) |

## 20. INTERESTS IN ASSOCIATES (continued) 20. 聯營公司之權益(續)

*Notes:* (continued) *附註:*(續)

b. The following details have been extracted from the financial information of the Group's significant associate, PSC Corporation Ltd.:

b. 以下資料詳情乃摘錄自本集團重要聯營公司普威聯營有限公司之財務資料:

| | | **3.31.2004 HK$'000 二零零四年三月三十一日 千港元** | 3.31.2003 HK$'000 二零零三年三月三十一日 千港元 |
|---|---|---|---|
| Financial position: | 財務狀況: | | |
| Non-current assets | 非流動資產 | **473,982** | 376,171 |
| Current assets | 流動資產 | **403,316** | 513,082 |
| Current liabilities | 流動負債 | **(152,958)** | (191,929) |
| Non-current liabilities and minority interest | 非流動負債及少數股東權益 | **(142,831)** | (124,550) |
| Net assets | 資產淨值 | **581,509** | 572,774 |
| Net assets attributable to the Group | 本集團應佔資產淨值 | **159,624** | 157,226 |

| | | **4.1.2003 to 3.31.2004 HK$'000 二零零三年四月一日至二零零四年三月三十一日 千港元** | 5.1.2002 to 3.31.2003 HK$'000 二零零二年五月一日至二零零三年三月三十一日 千港元 |
|---|---|---|---|
| Turnover | 營業額 | **664,125** | 619,467 |
| Profit (loss) from ordinary activities before taxation and minority interests | 除稅及少數股東權益前一般業務之溢利/(虧損) | **31,923** | (12,432) |
| Profit (loss) from ordinary activities before taxation and minority interests attributable to the Group | 本集團應佔之除稅及少數股東權益前一般業務之溢利/(虧損) | **8,763** | (3,413) |

## 20. INTERESTS IN ASSOCIATES (continued)

*Notes:* (continued)

c. Goodwill arising on acquisition of associates:

| | | HK$'000 千港元 |
|---|---|---|
| **Cost** | **成本值** | |
| At April 1, 2003 | 於二零零三年四月一日 | 72,132 |
| Additions | 增項 | 208,760 |
| **At March 31, 2004** | **於二零零四年三月三十一日** | **280,892** |
| **Amortization** | **攤銷** | |
| At April 1, 2003 | 於二零零三年四月一日 | 6,612 |
| Provided for the year | 本年度撥備 | 17,651 |
| **At March 31, 2004** | **於二零零四年三月三十一日** | **24,263** |
| **Net book value** | **賬面淨值** | |
| **At March 31, 2004** | **於二零零四年三月三十一日** | **256,629** |
| At March 31, 2003 | 於二零零三年三月三十一日 | 65,520 |

The amortization period adopted for goodwill for a period of 10 years.

In the opinion of the directors, no impairment loss in respect of the carrying value of the goodwill is considered necessary.

d. Loan to an associate is unsecured and has no fixed terms of repayment. Other than an amount of HK$1,336,000 (2003: HK$7,516,000) which bears interest at prevailing market rates, the remaining amount is interest free. The amounts due from associates are unsecured, interest free and have no fixed terms of repayment. In the opinion of the directors, the balances will not be repayable within one year of the balance sheet date and, accordingly, the amounts are classified as non-current.

Details of the Group's principal associates at March 31, 2004 are set out in note 41.

## 20. 聯營公司之權益(續)

*附註*：(續)

c. 因收購聯營公司而產生之商譽：

商譽之攤銷期為10年。

董事認為，毋須呈列有關商譽賬面值之減值虧損。

d. 借予一間聯營公司貸款為無抵押及無固定還款期。除1,336,000港元(二零零三年：7,516,000港元)之款項須按當時市場利率計算利息外，其餘均為免息。應收聯營公司款項為無抵押、免息及並無固定還款期。董事認為，該等餘款將不會於結算日起計之一年內償還，因此，該等款項列作非流動款項。

本集團之主要聯營公司於二零零四年三月三十一日之詳情載於附註41。

## 21. INVESTMENTS IN SECURITIES

## 21. 證券投資

| | | Investment securities 投資證券 | | Other investments 其他投資 | | Total 總額 | |
|---|---|---|---|---|---|---|---|
| | | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
| **The Group** | **本集團** | | | | | | |
| Listed securities | 上市證券 | | | | | | |
| Hong Kong | 香港 | **–** | 698,407 | **126,114** | 108,548 | **126,114** | 806,955 |
| Overseas | 海外 | **–** | – | **850** | 984 | **850** | 984 |
| Unlisted securities | 非上市證券 | | | | | | |
| Hong Kong | 香港 | **–** | – | **6,000** | 6,000 | **6,000** | 6,000 |
| Overseas *(note)* | 海外*(附註)* | **188,890** | 204,573 | **–** | 78,388 | **188,890** | 282,961 |
| | | **188,890** | 902,980 | **132,964** | 193,920 | **321,854** | 1,096,900 |
| Market value of listed securities | 上市證券之市值 | **–** | 10,859 | **126,964** | 109,532 | **126,964** | 120,391 |
| Carrying amount analyzed for reporting purposes as: | 就呈報目的而作出之賬面值分析： | | | | | | |
| Non-current | 非流動 | **188,890** | 887,300 | **330** | 330 | **189,220** | 887,630 |
| Current | 流動 | **–** | 15,680 | **132,634** | 193,590 | **132,634** | 209,270 |
| | | **188,890** | 902,980 | **132,964** | 193,920 | **321,854** | 1,096,900 |
| **The Company** | **本公司** | | | | | | |
| Listed securities overseas, at market value | 海外上市證券，按市值 | **–** | – | **813** | 944 | **813** | 944 |

*Note:* Included in unlisted overseas investment securities is a 8.04% (2003: 8.04%) interest in Fu Yang Investment Co., Ltd. ("Fu Yang"). Fu Yang is established in Taiwan on April 21, 2002 by the merger of Indigo Investment Co., Ltd., Solitaire Investment Co., Ltd., Vituoso Investment Co., Ltd. and Ultima Investment Co., Ltd. Fu Yang is mainly engaged in the cable broadcasting business in Taiwan.

*附註：* 非上市海外投資證券包括在富洋投資股份有限公司(「富洋」)之8.04%(二零零三年：8.04%)權益。富洋由青宇投資有限公司、強潤投資有限公司、精德投資有限公司及至尚投資有限公司合併而於二零零二年四月二十一日在台灣成立。富洋主要在台灣從事有線播放業務。

In the opinion of the directors, the investments in investment securities are worth at least their carrying values.

董事認為，在投資證券之投資最少相等於其賬面值。

## 22. OTHER ASSET

The amount represents cost incurred in connection with *a land development project in the PRC. The project is a* land development of 珠海錦興產業園 located at Doumen District, Zhuhai City and is to be jointly developed with an independent third party. The Group is entitled to the exclusive development right to the project and also the right to obtain the land for the development (the "Other Asset"). The Group is also entitled to sell the Other Asset to investors for a consideration to be agreed between themselves.

The consideration of HK$150,000,000 for obtaining the exclusive development right was paid by the Group during the year whilst RMB5,750,000 (equivalent to approximately HK$5,425,000) was already paid by the Group for obtaining certain parts of the right for land development and for site formation.

As the directors are of the opinion that the Other Asset is held for sale, the cost incurred for the Other Asset is included in current asset accordingly.

The directors has assessed the carrying value of the Other Asset with reference to the valuation performed by Norton Appraisals Limited, a firm of independent valuers, on an open market value basis as at March 31, 2004 and no impairment loss is identified.

## 22. 其他資產

該數額為於中國之土地開發項目成本值。該項目為珠海錦興產業園之土地開發項目，位於珠海市斗門區，將由本集團與一個獨立第三者共同開發。本集團享有該項目之獨家開發權，並有權取得有關土地作開發用途(「其他資產」)。本集團亦有權按議定之代價將其他資產出售予投資者。

取得獨家開發權之代價150,000,000港元由本集團於年內支付，而本集團已支付人民幣5,750,000元(相等於約5,425,000港元)以取得土地開發及地盤平整工程之若干部分權利。

因董事認為其他資產乃持作銷售，故其他資產之成本值列入流動資產。

董事已參考由獨立估值師行普敦國際評估有限公司所作估值，按二零零四年三月三十一日之公開市值基準評估其他資產之賬面值，且並無確認減值虧損。

## 23. INVENTORIES

## 23. 存貨

| | | The Group 本集團 | |
|---|---|---|---|
| | | **2004** | 2003 |
| | | **HK$'000** | HK$'000 |
| | | 二零零四年 | 二零零三年 |
| | | 千港元 | 千港元 |
| Raw materials | 原材料 | **6,769** | 9,459 |
| *Work in progress* | 在製品 | **1,435** | 2,702 |
| Finished goods | 製成品 | **869,205** | 493,004 |
| | | **877,409** | 505,165 |

Included above are raw materials of HK$109,000 (2003: HK$371,000) and finished goods of HK$269,854,000 (2003: HK$104,422,000) which are carried at net realizable value.

上述存貨包括原材料109,000港元(二零零三年：371,000港元)及製成品269,854,000港元(二零零三年：104,422,000港元)，已按其可變現淨值列賬。

## 24. TRADE AND OTHER RECEIVABLES

Included within trade and other receivables is a trade debtor balance of HK$685,025,000 (2003: HK$397,764,000). The Group allows an average credit period of one to two months to its trade customers.

The following is an aged analysis of trade debtors:

## 24. 貿易及其他應收款項

貿易及其他應收款項包括685,025,000港元(二零零三年：397,764,000港元)之應收貿易款項結餘。本集團向其貿易客戶平均提供一至兩個月不等之信貸期。

應收貿易款項賬齡分析如下：

| | | The Group 本集團 | |
|---|---|---|---|
| | | **2004** | 2003 |
| | | **HK$'000** | HK$'000 |
| | | **二零零四年** | 二零零三年 |
| | | **千港元** | 千港元 |
| Not yet due | 未到期 | **624,041** | 354,824 |
| Overdue within one month | 逾期少於一個月 | **52,433** | 26,561 |
| Overdue between one to two months | 逾期一至兩個月 | **2,099** | 6,916 |
| Overdue more than two months | 逾期超過兩個月 | **6,452** | 9,463 |
| | | **685,025** | 397,764 |

## 25. TRADE AND OTHER PAYABLES

Included within trade and other payables is a trade creditor balance of HK$827,620,000 (2003: HK$632,561,000).

The following is an aged analysis of trade creditors:

## 25. 貿易及其他應付款項

貿易及其他應付款項包括827,620,000港元(二零零三年：632,561,000港元)之應付貿易款項結餘。

應付貿易款項賬齡分析如下：

| | | The Group 本集團 | |
|---|---|---|---|
| | | **2004** | 2003 |
| | | **HK$'000** | HK$'000 |
| | | **二零零四年** | 二零零三年 |
| | | **千港元** | 千港元 |
| Not yet due | 未到期 | **445,088** | 319,505 |
| Overdue within one month | 逾期少於一個月 | **116,373** | 99,484 |
| Overdue between one to two months | 逾期一至兩個月 | **50,321** | 35,422 |
| Overdue more than two months | 逾期超過兩個月 | **215,838** | 178,150 |
| | | **827,620** | 632,561 |

## 26. BORROWINGS 26. 借款

| | | The Group 本集團 | | The Company 本公司 | |
|---|---|---|---|---|---|
| | | **2004 HK$'000 二零零四年 千港元** | 2003 HK$'000 二零零三年 千港元 | **2004 HK$'000 二零零四年 千港元** | 2003 HK$'000 二零零三年 千港元 |
| Borrowings comprise: | 借款包括： | | | | |
| Bank loans | 銀行貸款 | **205,641** | 237,468 | **–** | – |
| Other loans | 其他貸款 | **151,339** | 180,000 | **149,333** | 165,000 |
| | | **356,980** | 417,468 | **149,333** | 165,000 |
| Analyzed as: | 分析： | | | | |
| Secured | 有抵押 | **159,583** | 107,140 | **–** | – |
| Unsecured | 無抵押 | **197,397** | 310,328 | **149,333** | 165,000 |
| | | **356,980** | 417,468 | **149,333** | 165,000 |
| The above amounts bear interest at prevailing market rates and are repayable as follows: | 上述款項須按現行市場利率計算利息，且須於以下年期償還： | | | | |
| Within one year or on demand | 一年內或於要求時 | **349,059** | 244,473 | **149,333** | – |
| Between one and two years | 一至兩年內 | **266** | 165,238 | **–** | 165,000 |
| Between two and five years | 兩至五年內 | **940** | 843 | **–** | – |
| Over five years | 超過五年 | **6,715** | 6,914 | **–** | – |
| | | **356,980** | 417,468 | **149,333** | 165,000 |
| Amount due within one year and shown under current liabilities | 列入流動負債項下於一年內到期之款項 | **(349,059)** | (244,473) | **(149,333)** | – |
| Amount due after one year | 一年後到期之款項 | **7,921** | 172,995 | **–** | 165,000 |

## 27. OBLIGATIONS UNDER FINANCE LEASES

## 27. 融資租約承擔

| | | The Group 本集團 | | | |
|---|---|---|---|---|---|
| | | Minimum lease payments 最低租約付款 | | Present value of minimum lease payments 最低租約付款現值 | |
| | | **2004** **HK$'000** 二零零四年 千港元 | 2003 HK$'000 二零零三年 千港元 | **2004** **HK$'000** 二零零四年 千港元 | 2003 HK$'000 二零零三年 千港元 |
| Amounts payable under finance leases: | 融資租約承擔還款期： | | | | |
| Within one year | 一年內 | **1,117** | 1,181 | **1,068** | 1,113 |
| In the second to fifth year inclusive | 兩至五年內(包括首尾兩年) | **536** | 1,868 | **462** | 1,557 |
| | | **1,653** | 3,049 | | |
| Less: Future finance charges | 減：未來融資費用 | **(123)** | (379) | | |
| Present value of lease obligations | 租約承擔現值 | **1,530** | 2,670 | **1,530** | 2,670 |
| Less: Amount due for settlement within one year (shown under current liabilities) | 減：一年內到期償還之款項(列於流動負債項下) | | | **(1,068)** | (1,113) |
| Amount due for settlement after one year | 一年後到期償還之款項 | | | **462** | 1,557 |

The Group has leased certain of its fixtures and equipment under finance leases. The average lease term is 2 years. For the year ended March 31, 2004, the average effective borrowing rate was 9.32% (2003: 12.51%). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

本集團已根據融資租約租賃其若干裝置及設備，平均租期為2年。截至二零零四年三月三十一日止年度，平均有效借貸利率為9.32%(二零零三年：12.51%)。利率乃於合約日期確定。所有租約均採用固定還款期還款，及並無就或然租賃款項簽訂任何安排。

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

本集團之融資租約承擔乃以出租人之出租資產作為抵押。

## 28. SHARE CAPITAL 28. 股本

| | | Number of shares 股份數目 | Value 價值 HK$'000 千港元 |
|---|---|---|---|
| Authorized: | 法定股本： | | |
| At April 1, 2002 (HK$0.025 each) | 於二零零二年四月一日（每股0.025港元） | 26,000,000,000 | 650,000 |
| Consolidation of shares of 40 into 1 | 股份40合1 | (25,350,000,000) | – |
| Adjustment of nominal value of shares | 股份面值調整 | 64,350,000,000 | – |
| Cancellation of shares | 註銷股份 | (45,000,000,000) | (450,000) |
| **At March 31, 2003 and 2004 (HK$0.01 each)** | **於二零零三年及二零零四年三月三十一日（每股0.01港元）** | **20,000,000,000** | **200,000** |
| Issued and fully paid: | 已發行及繳足股本： | | |
| At April 1, 2002 (HK$0.025 each) | 於二零零二年四月一日（每股0.025港元） | 6,412,057,523 | 160,301 |
| Exercise of warrants | 行使認股權證 | 70,595 | 2 |
| Consolidation and adjustment of nominal value of shares | 股份面值合併及調整 | (6,251,824,916) | (158,700) |
| At March 31, 2003 (HK$0.01 each) | 於二零零三年三月三十一日（每股0.01港元） | 160,303,202 | 1,603 |
| Issue of new shares *(note a)* | 發行新股份 *(附註a)* | 21,500,000 | 215 |
| Exercise of share options *(note b)* | 行使購股權 *(附註b)* | 4,750,000 | 48 |
| **At March 31, 2004 (HK$0.01 each)** | **於二零零四年三月三十一日（每股0.01港元）** | **186,553,202** | **1,866** |

## 28. SHARE CAPITAL (continued)

*Notes:*

a. On January 28, 2004, arrangements were made for a private placement to independent private investors of 21,500,000 shares of HK$0.01 each in the Company held by ITC Corporation Limited, a substantial shareholder of the Company, in cash at a price of HK$4.00 per share representing a discount of approximately 8% to the closing price of HK$4.35 per share as quoted on the Stock Exchange on January 28, 2004.

Pursuant to a subscription agreement of the same date, ITC Corporation Limited subscribed for 21,500,000 new shares of HK$0.01 each in the Company at a price of HK$4.00 per share. The proceeds were used to provide additional working capital for the Company. These new shares were issued under the general mandate granted to the directors at the annual general meeting of the Company held on August 28, 2003 and rank pari passu with other shares in issue in all respects.

b. During the year, 4,750,000 shares in the Company of HK$0.01 each were issued upon the exercise of 4,750,000 share options at subscription price of HK$2.9888 per share. The shares issued during the year rank *pari passu* with the then existing shares in all respects.

## 28. 股本（續）

*附註：*

a. 於二零零四年一月二十八日，簽訂私人配售安排，以現金方式向獨立私人投資者私人配售由德祥企業集團有限公司(本公司主要股東)持有之本公司21,500,000股每股面值0.01港元之股份。配售價為每股4.00港元，較股份於二零零四年一月二十八日在聯交所所報之收市價每股4.35港元折讓約8%。

根據於同日訂立之認購協議，德祥企業集團有限公司以每股4.00港元之價格，向本公司認購21,500,000股每股面值0.01港元之新股份。所得款項已撥作本公司之額外營運資金。該等新股份乃依據本公司於二零零三年八月二十八日舉行之股東週年大會上授予董事之一般授權發行，於發行後將各方面與其他已發行股份享有同等權益。

b. 於年內，因行使4,750,000份購股權而按每股2.9888港元之認購價發行4,750,000份每股面值0.01港元之本公司股份。於年內發行之股份與當時現有之股份於各方面享有同等權益。

## 29. RESERVES

### The Group

The contributed surplus of the Group at March 31, 2004 represented:

(i) the credit arising from the transfer of the share premium account of the Group as at February 20, 1998 and February 19, 2003 to the contributed surplus account of the Group;

(ii) the credit arising from the reduction of the nominal value of the shares of the Company in 1999 and 2003; and

(iii) as reduced by amounts transferred to the deficit account to eliminate the deficit of the Group as at January 31, 2000, January 31, 2001 and March 20, 2003.

## 29. 儲備

### 本集團

本集團於二零零四年三月三十一日之實繳盈餘乃：

(i) 本集團於一九九八年二月二十日及二零零三年二月十九日將股份溢價賬轉撥往本集團之實繳盈餘賬所產生之進賬；

(ii) 於一九九九年及二零零三年削減本公司股份面值所產生之進賬；及

(iii) 減去轉撥往虧絀賬以抵銷本公司分別於二零零零年一月三十一日、二零零一年一月三十一日及二零零三年三月二十日之虧絀之金額。

## 29. RESERVES (continued) 29. 儲備(續)

**The Company** 本公司

| | | Share premium HK$'000 股份溢價 千港元 | Contributed surplus HK$'000 實繳盈餘 千港元 | Capital redemption reserve HK$'000 贖回資本儲備 千港元 | Retained profits (deficit) HK$'000 保留溢利(虧絀) 千港元 | Total HK$'000 總額 千港元 |
|---|---|---|---|---|---|---|
| At April 1, 2002 | 於二零零二年四月一日 | 1,974,542 | 437 | 592 | (20,069) | 1,955,502 |
| Premium arising from issue of shares | 發行股份所產生之溢價 | 23 | – | – | – | 23 |
| Transfer from share premium to contributed surplus | 從股份溢價轉撥往實繳盈餘 | (1,974,565) | 1,974,565 | – | – | – |
| Transfer from contributed surplus to deficit | 從實繳盈餘轉撥往虧絀 | – | (460,000) | – | 460,000 | – |
| Reduction of nominal value of shares | 削減股份面值 | – | 158,700 | – | – | 158,700 |
| Loss for the year | 本年度虧損 | – | – | – | (414,040) | (414,040) |
| At March 31, 2003 and April 1, 2003 | 於二零零三年三月三十一日及二零零三年四月一日 | – | 1,673,702 | 592 | 25,891 | 1,700,185 |
| Premium arising from issue of shares | 發行股份所產生之溢價 | 99,934 | – | – | – | 99,934 |
| Share issue expenses | 股份發行費用 | (713) | – | – | – | (713) |
| Loss for the year | 本年度虧損 | – | – | – | (794) | (794) |
| Dividends paid | 繳訖股息 | – | – | – | (11,221) | (11,221) |
| **At March 31, 2004** | **於二零零四年三月三十一日** | **99,221** | **1,673,702** | **592** | **13,876** | **1,787,391** |

## 29. RESERVES (continued)

**The Company** (continued)
The contributed surplus of the Company at March 31, 2004 represented:

(i) the difference between the consolidated shareholders' funds of Hanny BVI at the date on which its shares were acquired by the Company, and the nominal amount of the Company's shares issued as consideration for the acquisition;

(ii) the credit arising from the transfer of the share premium account of the Company as at February 20, 1998 and February 19, 2003 to the contributed surplus account of the Company;

(iii) the credit arising from the reduction of the nominal value of the shares of the Company in 1999 and 2003; and

(iv) as reduced by amounts transferred to the deficit account to eliminate the deficit of the Company as at January 31, 2000, January 31, 2001 and March 20, 2003.

Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution to shareholders. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if:

1. it is, or would after the payment be, unable to pay its liabilities as they become due; or

2. the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

## 29. 儲備(續)

本公司(續)
本公司於二零零四年三月三十一日之實繳盈餘乃：

(i) 本公司收購Hanny BVI股份當日該公司之綜合股東資金與本公司作為收購代價所發行之股份面值之差額；

(ii) 於一九九八年二月二十日及二零零三年二月十九日將本公司之股份溢價賬轉撥至本公司之實繳盈餘賬所產生之進賬；

(iii) 於一九九九年及二零零三年削減本公司股份面值所產生之進賬；及

(iv) 減去轉撥往虧絀賬以抵銷本公司分別於二零零零年一月三十一日、二零零一年一月三十一日及二零零三年三月二十日之虧絀之金額。

依據百慕達一九八一年公司法(經修訂)，本公司之實繳盈餘可供分派予各股東。惟倘若出現以下情況，本公司不得從實繳盈餘宣派或派發股息或作出分派：

1. 現時或於作出派發後不能償還到期債務；或

2. 其資產之可變現價值會因此低於其債務及已發行股本與股份溢價賬之總額。

## 29. RESERVES (continued)

**The Company** (continued)

In the opinion of the directors, the Company's reserves available for distribution to its shareholders were as follows:

## 29. 儲備(續)

本公司(續)

董事認為,本公司可供分派予股東之儲備如下:

| | | 2004 HK$'000 二零零四年 千港元 | 2003 HK$'000 二零零三年 千港元 |
|---|---|---|---|
| Contributed surplus | 實繳盈餘 | **1,673,702** | 1,673,702 |
| Retained profits | 保留溢利 | **13,876** | 25,891 |
| | | **1,687,578** | 1,699,593 |

## 30. AMOUNT DUE TO A MINORITY SHAREHOLDER

The amount is unsecured, interest free and has no fixed terms of repayment. Repayment of the amount will not be demanded within one year of the balance sheet date and, accordingly, the amount is classified as non-current.

## 30. 應付一個少數股東款項

該款項為無抵押、免息及無固定還款期。該款項將毋需於結算日起計一年內償還,因此,該款項列為非流動負債。

## 31. ACQUISITION OF A SUBSIDIARY

The Group acquired 100% of the issued share capital of Zhuhai Hanny Property Investment Limited ("Zhuhai Hanny") for a consideration of HK$150 million.

The acquisition has been accounted for by the acquisition method of accounting. The amount of goodwill arising as a result of the acquisition was approximately HK$4,598,000.

## 31. 收購一間附屬公司

本集團按代價150,000,000港元收購珠海錦興產業園投資有限公司(「珠海錦興」)之全部已發行股本。

該收購事項已採用收購會計法入賬。該收購事項所產生之商譽金額約為4,598,000港元。

| | | 2004 HK$'000 二零零四年 千港元 | 2003 HK$'000 二零零三年 千港元 |
|---|---|---|---|
| **Net assets acquired** | **收購資產之淨額** | | |
| Other asset | 其他資產 | **150,000** | – |
| Other payable | 其他應付款項 | **(4,598)** | – |
| | | **145,402** | – |
| Goodwill | 商譽 | **4,598** | – |
| Total consideration | 總代價 | **150,000** | – |
| **Satisfied by:** | **支付方式:** | | |
| Cash | 現金 | **130,508** | – |
| Deferred consideration *(note 33(a))* | 遞延代價 *(附註33(a))* | **19,492** | – |
| | | **150,000** | – |

## 32. DISPOSAL OF SUBSIDIARIES

## 32. 出售附屬公司

| | | 2004<br>HK$'000<br>二零零四年<br>千港元 | 2003<br>HK$'000<br>二零零三年<br>千港元 |
|---|---|---|---|
| **Net assets disposed of** | **出售資產之淨值** | | |
| Investment in securities | 證券投資 | **78,388** | – |
| Amounts due from group companies | 應收集團公司之款項 | **157,353** | 15,000 |
| Bank balances and cash | 銀行結存及現金 | **5** | 2 |
| Amounts due to group companies | 應付集團公司之款項 | **(8,853)** | – |
| Amounts due to associates | 應付聯營公司之款項 | **(1,433)** | – |
| Tax payable | 應付稅項 | **(22,531)** | (13,027) |
| | | **202,929** | 1,975 |
| Attributable capital reserve | 應佔資本儲備 | **556** | – |
| Currency translation reserve realized | 已變現貨幣兌換儲備 | **(216)** | – |
| | | **203,269** | 1,975 |
| (Loss) gain on disposal of subsidiaries | 出售附屬公司之(虧損)／收益 | **(1,282)** | 25 |
| | | **201,987** | 2,000 |
| **Satisfied by:** | **支付方式：** | | |
| Cash | 現金 | – | 2,000 |
| Other payables | 其他應付款項 | **201,987** | – |
| | | **201,987** | 2,000 |
| Net cash (outflow) inflow arising from disposal of subsidiaries: | 出售附屬公司產生之現金流(出)入淨額： | | |
| Cash consideration | 現金代價 | – | 2,000 |
| Bank balances and cash disposed of | 出售之銀行結存及現金 | **(5)** | (2) |
| | | **(5)** | 1,998 |

The subsidiaries disposed of during the year did not contribute significantly to the turnover and the results of the Group. The cash flow contributed or utilized by the subsidiaries disposed of during the year was not significant.

年內所出售之附屬公司對本集團之營業額及業績並無作出重大貢獻。年內所出售之附屬公司所貢獻或動用之現金流量並不重大。

## 33. MAJOR NON-CASH TRANSACTIONS

During the year ended March 31, 2004, the major non-cash transactions were as follows:

(a) The Group acquired Zhuhai Hanny for a consideration of HK$150,000,000. The remaining consideration of HK$19,492,000 was unsettled as at March 31, 2004.

(b) The Group disposed of certain subsidiaries of HK$201,987,000 of which HK$124,387,000 was set off by other payables of the same amount under a deed of assignment entered into between the Group and a relevant party. The remaining amount of HK$77,600,000 was satisfied by another payable of the same amount.

(c) The Group acquired trademark licences for a consideration of HK$190,000,000 which was partly satisfied by short-term loans receivable and other receivables of HK$40,699,000 and HK$81,871,000, respectively under various deeds of novation and agreements entered into between the Group and relevant parties, and was party satisfied by cash of HK$20,000,000. The remaining consideration of HK$47,430,000 was unsettled as at March 31, 2004.

(d) The Group restructured certain of its short-term loans receivable of HK$42,165,000 and other receivables of HK$19,360,000 satisfied by the amount of other loans of HK$43,275,000 and other payables of HK$18,250,000, respectively under various deeds of novation entered into between the Group and relevant parties.

(e) The repayment of other receivables of HK$38,710,000 was satisfied by the other loans of HK$23,543,000 and interest payables of HK$15,167,000 under an agreement between the Group and relevant parties.

(f) The repayment of a short-term loan receivable of HK$22,866,000, an interest receivable of HK$1,290,000 and settlement of a payable of HK$24,000 was satisfied by a consideration for an acquisition of an investment of HK$24,180,000.

## 33. 主要非現金交易

截至二零零四年三月三十一日止年度期間之主要非現金交易如下：

(a) 本集團以代價150,000,000港元收購珠海錦興。餘下代價19,492,000港元於二零零四年三月三十一日仍未清付。

(b) 本集團以201,987,000港元出售若干附屬公司，根據本集團與一位有關人士訂立之轉讓契約，其中124,387,000港元之代價以相同金額之其他應付款項抵銷。餘下代價77,600,000港元以相同金額之其他應付款項抵銷。

(c) 本集團以代價190,000,000港元收購商標許可證。根據本集團與有關人士訂立之多項債務重組契約及協議，部分代價分別以應收短期貸款40,699,000港元及其他應收款項81,871,000港元支付，部份代價則以現金20,000,000港元支付。餘下代價47,430,000港元於二零零四年三月三十一日仍未清付。

(d) 根據本集團與有關人士訂立之多項債務重組契約，本集團重組其若干應收短期貸款42,165,000港元及其他應收款項19,360,000港元，該等款項分別以43,275,000港元之其他貸款及18,250,000港元之其他應付款項償付。

(e) 根據本集團與有關人士訂立之一份協議，其他應收款項38,710,000港元以其他貸款23,543,000港元及應付利息15,167,000港元償付。

(f) 短期貸款22,866,000港元，應收利息1,290,000港元及應付款項24,000港元以收購一項投資之代價24,180,000港元償付。

## 33. MAJOR NON-CASH TRANSACTIONS (continued)

(g) Increase in the amount due from an associate of HK$19,024,000 as a result of the acquisition of an associate and was subsequently set off by a short-term loan receivable of the same amount under a deed of novation signed by the Group and a relevant party.

(h) The Group disposed of certain amount of other asset for a consideration of HK$16,000,000 which was satisfied by a short-term loan receivable of the same amount under a deed of novation signed by the Group and a relevant party.

During the year ended March 31, 2003, the major non-cash transactions were as follows:

(a) The Group entered into finance lease arrangement in respect of property, plant and equipment with a capital value at the inception of the leases HK$2,990,000.

(b) The Group acquired additional shareholding in a subsidiary for a consideration of HK$278,320,000 which was set off by the assignment of short-term loans receivable of HK$260,578,000. The remaining consideration of HK$17,742,000 was unsettled as at March 31, 2003.

## 33. 主要非現金交易(續)

(g) 因收購一間聯營公司而導致應收聯營公司款項增加19,024,000港元，已於其後以本集團與一位有關人士訂立之一份債務重組契約項下相同金額之應收短期貸款抵銷。

(h) 本集團以16,000,000港元之代價出售若干金額之其他資產。根據本集團與一位有關人士訂立之一份債務重組契約，代價以相同金額之應收短期貸款支付。

截至二零零三年三月三十一日止年度期間之主要非現金交易如下：

(a) 本集團訂立物業、機器及設備之融資租約安排，於訂立租約時之資本值為2,990,000港元。

(b) 本集團收購一間附屬公司之額外股權，代價為278,320,000港元，以轉讓應收短期貸款260,578,000港元支付。17,742,000港元之代價餘款於二零零三年三月三十一日尚未清償。

**34. DEFERRED TAX**

The following are the major deferred tax liabilities (assets) recognized and movements thereon during the current and prior years:

**34. 遞延稅項**

於本年度及過往年度之已確認主要遞延稅項負債(資產)及其變動如下：

**The Group** 本集團

| | | Accelerated tax depreciation HK$'000 加速稅項折舊 千港元 | Tax losses HK$'000 稅項虧損 千港元 | Others HK$'000 其他 千港元 | Total HK$'000 總額 千港元 |
|---|---|---|---|---|---|
| At April 1, 2002 | 於二零零二年四月一日 | | | | |
| – as previously reported | 一先前呈報 | – | – | – | – |
| – adjustment on adoption of SSAP12 (Revised) | 一因採納會計實務準則第12號(經修訂)而調整 | 1,532 | (15,264) | 898 | (12,834) |
| – as restated | 一經重列 | 1,532 | (15,264) | 898 | (12,834) |
| Charge (credit) to the consolidated income statement for the year *(note 14)* | 年內於綜合收益表中扣除(計入)綜合收益表 *(附註14)* | 551 | (491) | 226 | 286 |
| At March 31, 2003 and April 1, 2003 | 於二零零三年三月三十一日及二零零三年四月一日 | 2,083 | (15,755) | 1,124 | (12,548) |
| Currency realignment | 外幣調整 | (57) | (1,922) | (20) | (1,999) |
| Credit to the consolidated income statements for the year *(note 14)* | 年內計入綜合收益表 *(附註14)* | (1,362) | (2,724) | (16,724)* | (20,810) |
| Effect of change in tax rate | 稅率變動之影響 | | | | |
| – charge (credit) to the consolidated income statement *(note 14)* | 一於綜合收益表中扣除(計入)綜合收益表 *(附註14)* | 80 | (67) | – | 13 |
| **At March 31, 2004** | **於二零零四年三月三十一日** | **744** | **(20,468)** | **(15,620)** | **(35,344)** |

* The deferred tax credit is mainly attributable to the movements of temporary differences arising from the carrying amounts and tax bases of major balance sheet items such as receivables, inventories and accruals of a subsidiary in the United States.

* 遞延稅項進賬主要歸因於美國一間附屬公司之資產負債表之主要項目(如應收款項、存貨及於應計費用)之賬面值與稅基之暫時差異之變動。

## 34. DEFERRED TAX (continued)

**The Group** (continued)

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

## 34. 遞延税項(續)

本集團(續)

就資產負債表之呈列而言，若干遞延税項資產及負債已予對銷。以下為作財務申報用途之遞延税項結餘分析：

| | | **2004**<br>**HK$'000**<br>二零零四年<br>千港元 | 2003<br>HK$'000<br>二零零三年<br>千港元 |
|---|---|---|---|
| Deferred tax assets | 遞延税項資產 | **(35,480)** | (13,298) |
| Deferred tax liabilities | 遞延税項負債 | **136** | 750 |
| | | **(35,344)** | (12,548) |

At the balance sheet date, the Group has unused tax losses of HK$363,848,000 (2003: HK$470,299,000) available for offset against future profits. A deferred tax asset has been recognized in respect of HK$69,488,000 (2003: HK$45,357,000) of such losses. No deferred tax has been recognized in respect of the remaining HK$294,360,000 (2003: HK$424,942,000) due to the unpredictability of future profit streams. The losses can be carried forward indefinitely

於結算日，本集團可用於對銷未來溢利之未動用税項虧損為363,848,000港元(二零零三年：470,299,000港元)。該虧損中69,488,000港元(二零零三年：45,357,000港元)已確認為遞延税項資產。由於未能預測未來溢利來源，故未有就其餘虧損294,360,000港元(二零零三年：424,942,000港元)確認遞延税項資產。該等虧損可無限期結轉。

**The Company**

At balance sheet date, the Company has unused tax losses of HK$49,958,000 (2003: HK$49,488,000) available for offset against future profits. No deferred tax has been recognized in respect of such tax losses due to the unpredictability of future profits streams. The losses can be carried forward indefinitely.

本公司

於結算日，本公司可用於對銷未來溢利之未動用税項虧損為49,958,000港元(二零零三年：49,488,000港元)。由於未能預測未來溢利來源，故未有就該税項虧損確認遞延税項。該等虧損可無限期結轉。

## 35. CONTINGENT LIABILITIES

## 35. 或然負債

| | | The Group 本集團 | | The Company 本公司 | |
|---|---|---|---|---|---|
| | | **2004** | 2003 | **2004** | 2003 |
| | | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| | | **二零零四年** | 二零零三年 | **二零零四年** | 二零零三年 |
| | | **千港元** | 千港元 | **千港元** | 千港元 |
| Amounts utilized in respect of guarantees given to banks and other financial institutions for facilities granted to: | 就提供擔保予銀行及其他財務機構以獲取授予下列者之融資之已動用金額： | | | | |
| subsidiaries | 附屬公司 | **–** | – | **57,933** | 164,369 |
| outsiders | 外界人士 | **–** | 11,674 | **–** | 11,674 |
| | | **–** | 11,674 | **57,933** | 176,043 |

The Group was involved in two patent infringement lawsuits in the United States. The damages arising from the lawsuits range from approximately US$285,000 (equivalent to HK$2,213,000) to US$855,000 (equivalent to HK$6,639,000). As the outcome of the lawsuits is not certain, the Group has made an accrual of US$302,000 (equivalent to HK$2,345,000) for these cases at the year end March 31, 2004 to cover the possible damages as estimated by management.

本集團於美國涉及兩項侵犯專利權訴訟，因訴訟而產生之賠償金額介乎約285,000美元(相等於2,213,000港元)至855,000美元(相等於6,639,000港元)。由於訴訟結果未明，本集團已於截至二零零四年三月三十一日止年度就該等訴訟計提應計項目302,000美元(相等於2,345,000港元)以應付管理層估計之可能賠償額。

## 36. OPERATING LEASE COMMITMENTS

## 36. 營運租約承諾

**The Group as lessee**

本集團作為承租人

| | | The Group 本集團 | |
|---|---|---|---|
| | | **2004** | 2003 |
| | | **HK$'000** | HK$'000 |
| | | **二零零四年** | 二零零三年 |
| | | **千港元** | 千港元 |
| Minimum lease payments paid under operating leases during the year: | 年內，根據營運租約而支付之最低租金： | | |
| Land and buildings | 土地及樓宇 | **27,134** | 24,209 |
| Property, plant and equipment | 物業、機器及設備 | **8,615** | 2,959 |
| | | **35,749** | 27,168 |

## 36. OPERATING LEASE COMMITMENTS (continued) 36. 營運租約承諾(續)

**The Group as lessee** (continued)
At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

本集團作為承租人(續)
於結算日,本集團尚有若干根據不可撤銷之營運租約之承諾,該等未來最低租約付款之到期日如下:

| | | **2004 二零零四年** | | 2003 二零零三年 | |
|---|---|---|---|---|---|
| | | **Land and buildings HK$'000 土地及樓宇 千港元** | **Property, plant and equipment HK$'000 物業、機器及設備 千港元** | Land and buildings HK$'000 土地及樓宇 千港元 | Property, plant and equipment HK$'000 物業、機器及設備 千港元 |
| Operating leases which expire: | 營運租約之屆滿年期為: | | | | |
| Within one year | 一年內 | **25,096** | **22,678** | 19,403 | 2,594 |
| In the second to fifth year inclusive | 第二至第五年(首尾兩年包括在內) | **79,900** | **41,721** | 50,733 | 3,018 |
| Over five years | 五年以上 | **53,162** | **705** | 34,437 | – |
| | | **158,158** | **65,104** | 104,573 | 5,612 |

Leases are negotiated for a range of one to ten years and rentals are fixed over the terms of the leases.

租約於一年至十年內商議一次,而租金在租約期內固定。

The Company had no operating lease commitments at the balance sheet date.

本公司於結算日並無任何營運租約承諾。

**The Group as lessor** 本集團作為出租人

| | | **The Group 本集團** | |
|---|---|---|---|
| | | **2004 HK$'000 二零零四年 千港元** | 2003 HK$'000 二零零三年 千港元 |
| Rental income earned under operating leases during the year: | 年內,根據營運租約之租金收: | | |
| Land and buildings | 土地及樓宇 | **6,568** | 4,754 |
| Property, plant and equipment | 物業、機器及設備 | **5,000** | – |
| | | **11,568** | 4,754 |

## 36. OPERATING LEASE COMMITMENTS (continued)

**The Group as lessor** (continued)

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

## 36. 營運租約承諾(續)

本集團作為出租人(續)

於結算日，本集團已與租戶訂立以下未來最低租約付款：

| | | **2004 二零零四年** | | 2003 二零零三年 | |
|---|---|---|---|---|---|
| | | **Land and buildings HK$'000 土地及樓宇 千港元** | **Property, plant and equipment HK$'000 物業、機器及設備 千港元** | Land and buildings HK$'000 土地及樓宇 千港元 | Property, plant and equipment HK$'000 物業、機器及設備 千港元 |
| Operating leases which expire: | 營運租約之屆滿年期為： | | | | |
| Within one year | 一年內 | **4,747** | **20,000** | 2,662 | – |
| In the second to fifth year inclusive | 第二至第五年(首尾兩年包括在內) | **18,109** | **35,000** | 9,780 | – |
| Over five years | 五年以上 | **13,914** | **–** | 12,057 | – |
| | | **36,770** | **55,000** | 24,499 | – |

## 37. SHARE OPTIONS SCHEMES

The Company's share option scheme was adopted on August 21, 2001 (the "2001 Share Option Scheme") for the primary purpose of providing incentives to the employees of the Group. Under the 2001 Share Option Scheme, the board of directors of the Company may grant options to eligible employees including the directors (but excluding independent non-executive directors) of the Company and the directors of any of the subsidiaries of the Company to subscribe for shares in the Company.

## 37. 購股權計劃

本公司於二零零一年八月二十一日採納其購股權計劃(「二零零一年購股權計劃」)，旨在鼓勵本集團之僱員。根據二零零一年購股權計劃，本公司董事會可向本公司合資格僱員，包括任何董事(但不包括獨立非執行董事)及本公司任何附屬公司董事授出購股權，以認購本公司股份。

**37. SHARE OPTIONS SCHEMES** (continued)

Pursuant to a resolution passed at a special general meeting of the Company on March 17, 2003, the Company has terminated the 2001 Share Option Scheme and adopted a new share option scheme (the "2003 Share Option Scheme"). Under the 2003 Share Option Scheme, the board of directors of the Company may grant options to directors and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters and service providers of any members of the Group who the board of directors considers have contributed or will contribute or can contribute to the Group. The purpose of the 2003 Share Option Scheme is to provide participants with the opportunity to acquire proprietary interests in the Group and to encourage participants to work towards enhancing the value of the Group and its shares for the benefits of the Group and its shareholders as a whole.

Subject to the condition that the total number of shares which may be issued upon the exercise of all outstanding options granted and to be exercised under the 2003 Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares of the Company in issue from time to time, the total number of shares in respect of which options may be granted under the 2003 Share Option Scheme, when aggregated with any shares subject to any other schemes, is not permitted to exceed 10% of the shares of the Company in issue on the date of approval and adoption of the 2003 Share Option Scheme.

Under the 2003 Share Option Scheme, the options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent non-executive directors in excess of 0.1% of the Company's share capital or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

**37. 購股權計劃**(續)

根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之決議案，本公司已終止二零零一年購股權計劃並採納一項新購股權計劃(「二零零三年購股權計劃」)。根據二零零三年購股權計劃，本公司董事會可向本集團董事及僱員，以及董事會認為曾經或將會或能夠對本集團作出貢獻之本集團任何諮詢人、顧問、分銷商、承判商、供應商、代理人、客戶、業務夥伴、合營企業業務夥伴、發起人、服務供應商授出購股權。二零零三年購股權計劃旨在向參與者提供購入本集團股份權益之機會，並鼓勵參與者致力以本集團及其股東之整體利益為依歸，促進本集團及其股份之價值。

根據二零零三年購股權計劃及本公司任何其他計劃授出之購股權涉及之股份總數，將不得超過本公司不時已發行股份之30%。在該條件之規限下，根據二零零三年計劃可授出之購股權可認購之股份數目，在加上根據任何其他計劃授出之購股權可認購之股份數目後，不得超過於通過及採納二零零三年購股權計劃之日本公司已發行股份之10%。

根據二零零三年購股權計劃，若未經本公司股東事先批准，於任何一年內可授予任何個人之購股權不得超過本公司已發行股份之1%。向主要股東或獨立非執行董事授出之購股權如超過本公司股本之0.1%，或其價值超過5,000,000港元，亦須獲得本公司股東之事先批准。

**37. SHARE OPTIONS SCHEMES** (continued)

At March 31, 2004, the number of shares in respect of which options had been granted and remained outstanding under the 2003 and 2001 Share Option Scheme was 21,800,000 (2003: 16,000,000), representing 11.69% (2003: 9.98%) of the shares of the Company in issue at that date.

Options granted must be taken up within 28 days from the date of grant, upon payment of HK$1 per option. Options may be exercised at any time from the date on which the option is accepted to the tenth anniversary of the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company shares on the date of grant or the average closing price of the shares for the five business days immediately preceding the date of grant or the nominal value of the share of the Company.

**37. 購股權計劃**(續)

於二零零四年三月三十一日，根據二零零三年及二零零一年購股權計劃已授出及尚未行使之購股權所涉及之股份數目為21,800,000股(二零零三年：16,000,000股)，佔當日本公司之已發行股份之11.69%(二零零三年：9.98%)。

購股權須自授出日期起28日內，藉支付每份購股權1港元之代價而接納。購股權可自接納日期起，至授出日期起計10年內隨時行使。行使價由本公司董事釐定，惟不得低於下列三者中之最高者：本公司股份於授出日期之收市價；股份於緊接授出日期前五個營業日之平均收市價；及本公司股份面值。

## 37. SHARE OPTIONS SCHEMES (continued)

The following tables disclose details of the Company's share options held by employees (including directors) of the Company and movements in such holdings during the year:

## 37、購股權計劃（續）

下表披露年內本公司僱員（包括董事）持有之本公司購股權及變動詳情：

**2003 Share Option Scheme**

**二零零三年購股權計劃**

| **Date of grant 授出日期** | **Exercisable period 行使期** | **Exercise price 行使價 HK$ 港元** | **Number of share options granted during the year and outstanding at 3.31.2004 年內授出及於二零零四年三月三十一日尚未行使** |
|---|---|---|---|
| Directors 董事 | | | |
| 2.23.2004 二零零四年二月二十三日 | 2.23.2004 to 2.22.2006 二零零四年二月二十三日至二零零六年二月二十二日 | 3.415 | 6,400,000 |
| Employees 僱員 | | | |
| 2.23.2004 二零零四年二月二十三日 | 2.23.2004 to 2.22.2006 二零零四年二月二十三日至二零零六年二月二十二日 | 3.415 | 6,400,000 |
| | | | 12,800,000 |

## 37. SHARE OPTIONS SCHEMES (continued) 37. 購股權計劃(續)

### 2001 Share Option Scheme 二零零一年購股權計劃

| Date of grant 授出日期 | Exercisable period 行使期 | Exercise price 行使價 HK$ 港元 | Number of share options 購股權數目: Outstanding at 4.1.2003 於二零零三年四月一日尚未行使 | Exercised during the year 年內行使 | Cancelled/ lapsed during the year 年內註銷／失效 | Outstanding at 3.31.2004 於二零零四年三月三十一日尚未行使 |
|---|---|---|---|---|---|---|
| Directors 董事 | | | | | | |
| 8.31.2001 二零零一年八月三十一日 | 8.31.2001 to 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日 | 2.9888 | 11,500,000 | (1,750,000) | (750,000) | **9,000,000** |
| Employees 僱員 | | | | | | |
| 8.31.2001 二零零一年八月三十一日 | 8.31.2001 to 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日 | 2.9888 | 4,500,000 | (3,000,000) | (1,500,000) | – |
| | | | 16,000,000 | (4,750,000) | (2,250,000) | **9,000,000** |

The share options were exercised on January 15, 2004. The closing price of the Company's share immediately before the date of exercise was of HK$2.80.

購股權於二零零四年一月十五日獲行使。緊接行使日期之前本公司股份收市價為2.8港元。

## 37. SHARE OPTIONS SCHEMES (continued) 37. 購股權計劃(續)

### 2001 Share Option Scheme (continued) 二零零一年購股權計劃(續)

| Date of grant 授出日期 | Exercisable period 行使期 | Exercise price 行使價 HK$ 港元 | Number of share options 購股權數目 Outstanding at 4.1.2002 於二零零二年四月一日尚未行使 | Adjustment due to consolidation of the Company's shares 因本公司股份合併而調整 | Outstanding at 3.31.2003 於二零零三年三月三十一日尚未行使 |
|---|---|---|---|---|---|
| Directors 董事 | | | | | |
| 8.31.2001 二零零一年八月三十一日 | 8.31.2001 to 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日 | 2.9888 | 460,000,000 | (448,500,000) | 11,500,000 |
| Employees 僱員 | | | | | |
| 8.31.2001 二零零一年八月三十一日 | 8.31.2001 to 8.30.2006 二零零一年八月三十一日至二零零六年八月三十日 | 2.9888 | 180,000,000 | (175,500,000) | 4,500,000 |
| | | | 640,000,000 | (624,000,000) | 16,000,000 |

**37. SHARE OPTIONS SCHEMES** (continued)

Total consideration received during the year from the directors and employees for taking up the options granted is HK$13 (2003: Nil).

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognized in the consolidated income statement in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapsed or are cancelled prior to their exercise date are deleted from the register of outstanding options.

**38. RETIREMENT BENEFITS SCHEMES**

The Group operates a Mandatory Provident Fund ("MPF") scheme for qualifying employees of the Company and its subsidiaries in Hong Kong. The assets of the MPF scheme are held separately from those of the Group, in funds under the control of trustees. The Group contributes 5% of relevant payroll costs to the scheme, which contribution is matched by employees.

The Group also operates various retirement benefit schemes for qualifying employees of its overseas subsidiaries, including subsidiaries in the United Kingdom, United States of America and Singapore. The assets of the retirement benefit schemes are held separately from those of the Group, in funds under control of trustees. The Group contributes 4% to 10% of the relevant payroll costs to the schemes, which contribution is matched by employees.

The Group's employees who are employed by subsidiaries in the PRC are members of the state-managed retirement benefit scheme operated by the PRC government. These subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

**37. 購股權計劃(續)**

於年內就董事及僱員接納授出之購股權而收取之總代價款為13港元(二零零三年：零港元)。

已授出之購股權之財務影響並未記入本公司或本集團之資產負債表中，直至購股權獲行使為止，且年內概無就授出購股權之價值於綜合收益表中確認支出。當行使購股權時，所發行的股份由本公司按股份面值作為額外股本列賬，而每股行使價超過股份面值的數額由本公司於股份溢價賬中列賬。於其行使日期前失效或註銷之購股權從未行使購股權登記冊中刪除。

**38. 退休福利計劃**

本集團為本公司及其香港附屬公司之合資格僱員推行強制性公積金(「強積金」)計劃。強積金計劃資產在信託人控制下與本集團之資金分開持有。本集團就有關工資成本之5%向該計劃供款，與僱員之供款額相同。

本集團亦為其海外附屬公司(包括位於英國、美利堅合眾國及新加坡之附屬公司)之合資格僱員推行各種退休福利計劃。退休福利計劃資產在信託人控制下與本集團之資金分開持有。本集團就有關工資成本之4至10%向該等計劃供款，與僱員之供款額相同。

受僱於中國之附屬公司之本集團僱員為中國政府所推行之國家管理退休計劃成員。該等附屬公司須將工資若干百份比作為該退休福利計劃之供款。本集團對該退休福利計劃之承擔僅為作出特定之供款。

## 39. PLEDGE OF ASSETS

At the balance sheet date, the following assets were pledged by the Group and the Company to secure banking and other financing facilities:

## 39. 資產抵押

於結算日，本集團及本公司將下列資產作為銀行及其他融資信貸之抵押：

| | | The Group 本集團 | | The Company 本公司 | |
|---|---|---|---|---|---|
| | | **2004** | 2003 | **2004** | 2003 |
| | | **HK$'000** | HK$'000 | **HK$'000** | HK$'000 |
| | | **二零零四年** | 二零零三年 | **二零零四年** | 二零零三年 |
| | | **千港元** | 千港元 | **千港元** | 千港元 |
| Trade and other receivables | 貿易及其他應收款項 | **217,420** | 174,431 | **–** | – |
| Listed securities of an associate | 一間聯營公司之上市證券 | **75,199** | 59,148 | **–** | – |
| Inventories | 存貨 | **93,180** | 39,162 | **–** | – |
| Land and buildings | 土地及樓宇 | **12,392** | 30,818 | **–** | – |
| Investments in securities | 證券投資 | **813** | 944 | **813** | 944 |
| Bank deposits | 銀行存款 | **–** | 19,226 | **–** | – |
| | | **399,004** | 323,729 | **813** | 944 |

## 40. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

During the year, the Group had significant transactions with the following related parties, together with balances with them as at the balance sheet date, details of which are as follows:

## 40. 與有關連人士進行交易及所存之結餘

本集團於年內與下列有關連人士進行之重大交易之詳情連同於結算日在該等人士所存之結餘如下：

| | | 2004<br>HK$'000<br>二零零四年<br>千港元 | 2003<br>HK$'000<br>二零零三年<br>千港元 |
|---|---|---|---|
| Substantial shareholder and its associates: | 主要股東及其聯繫人士： | | |
| Interest paid and payable by the Group *(note a)* | 本集團繳訖及應付之利息 *(附註a)* | **12,263** | 9,857 |
| Interest received and receivable by the Group *(note a)* | 本集團已收及應收之利息 *(附註a)* | **3,015** | 4,789 |
| Management fee income *(note d)* | 管理費收入 *(附註d)* | **1,182** | 5,256 |
| Acquisition of property, plant and equipment *(note d)* | 收購物業、機器及設備 *(附註d)* | **13** | 3,000 |
| Balances due by the Group at end of the year *(note a)* | 於年終時本集團所欠之款項 *(附註a)* | **168,368** | 168,339 |
| Balances due to the Group at end of the year *(note a)* | 於年終時本集團應收之款項 *(附註a)* | **149,333** | 71,793 |
| Loans advanced by the Group during the year *(note a)* | 年內由本集團墊支之貸款 *(附註a)* | **140,541** | 224,875 |
| Loans (repaid by) advanced to the Group during the year *(note a)* | 年內本集團（償還）墊支之貸款 *(附註a)* | **(15,667)** | 172,000 |
| Associates: | 聯營公司： | | |
| Loans (repaid to) advanced by the Group during the year *(note a)* | 年內本集團（償還）墊支之貸款 *(附註a)* | **(41,173)** | 6,400 |
| Management fee income *(note d)* | 管理費收入 *(附註d)* | **6,677** | 9,336 |
| Interest received and receivable by the Group *(note a)* | 本集團已收及應收利息 *(附註a)* | **1,507** | 639 |
| Rental expenses *(note c)* | 租賃費用 *(附註c)* | **1,347** | 2,524 |
| Purchase of finished goods *(note b)* | 購買製成品 *(附註b)* | **–** | 76,894 |
| Sales of finished goods *(note b)* | 銷售製成品 *(附註b)* | **–** | 3,566 |

Details of balances with associates at the balance sheet date are set out in note 20.

於結算日在聯營公司之結餘詳情載於附註20。

## 40. TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

*Notes:*

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

b. The transactions were carried out at cost plus a percentage profit mark-up.

c. The transactions were carried out at terms by reference to market prices of similar transactions.

d. The transactions were determined based on terms mutually agreed by the parties concerned.

In addition, certain banking and other facilities of the Group were secured by personal guarantee from a director of the Company, to the extent of HK$6,441,000 (2003: HK$6,306,000).

Save as disclosed above, there were no other significant transactions with related parties during the year or no significant balances with them at the balance sheet date.

## 40. 與有關連人士進行交易及所存之結餘(續)

*附註：*

a. 向／由本集團墊支之貸款及本集團應付／應收之款項均為無抵押，按當時市場利率計息及根據其各自貸款協議(若有)所述年期償還。

b. 該等交易乃按成本值加一個溢利百份比而進行。

c. 該等交易乃根據同類交易之市價而進行。

d. 該等交易乃按有關雙方共同同意之條款釐定。

此外，由本公司一名董事之個人擔保作抵押之本集團若干銀行及其他融資達6,441,000港元(二零零三年：6,306,000港元)。

除上文所披露者外，本集團於年內並無與有關連人士進行任何重大交易或於結算日時與該等人士存有重大結餘。

## 41. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND ASSOCIATES

## 41. 主要附屬公司及聯營公司之詳情

Details of the Company's principal subsidiaries at March 31, 2004 are as follows:

本公司各主要附屬公司於二零零四年三月三十一日之詳情如下：

| Name of subsidiary<br>附屬公司名稱 | Place of incorporation or registration/ operation<br>註冊成立或登記／營運地點 | Issued and fully paid share capital or contributed capital<br>已發行及繳足股本或實繳資本 | Percentage of issued share capital/registered capital held by the Company<br>本公司持有已發行股本／註冊資本百分比<br>% | Percentage of issued share capital/registered capital held by subsidiaries<br>附屬公司持有已發行股本／註冊資本百分比<br>% | Equity interest held by the Group<br>本集團應佔股本權益比例<br>% | Principal activities<br>主要業務 |
|---|---|---|---|---|---|---|
| Cyber Business Network (Singapore) Pte Ltd | Singapore<br>新加坡 | S$4,444,445<br>4,444,445坡元 | – | 54 | 54 | Development of information technology and e-business consulting<br>開發資訊科技及電子商貿顧問服務 |
| Hanny Magnetics (B.V.I.) Limited | The British Virgin Islands ("B.V.I.")<br>英屬處女群島（「英屬處女群島」） | HK$40,000,000 ordinary shares<br>HK$8,000,000 preference shares<br>40,000,000港元普通股份<br>8,000,000港元優先股份 | 100 | – | 100<br>– | Investment holding<br>投資控股 |
| Hanny Magnetics Limited<br>錦興磁訊有限公司 | Hong Kong<br>香港 | HK$1,100,000,200 ordinary shares<br>HK$6,000,000 5% non-voting deferred shares (note a)<br>1,100,000,200港元普通股份<br>6,000,000港元5%無投票權遞延股份（附註a） | – | 100 | 100<br>– | Investment holding and trading in and marketing of computer media products and related peripherals and accessories<br>投資控股及買賣及推銷電腦媒體產品及有關週邊產品及配件 |

## 41. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

## 41. 主要附屬公司及聯營公司之詳情（續）

| Name of subsidiary<br>附屬公司名稱 | Place of incorporation or registration/operation<br>註冊成立或登記／營運地點 | Issued and fully paid share capital or contributed capital<br>已發行及繳足股本或實繳資本 | Percentage of issued share capital/registered capital held by the Company<br>本公司持有已發行股本／註冊資本百分比<br>% | Percentage of issued share capital/registered capital held by subsidiaries<br>附屬公司持有已發行股本／註冊資本百分比<br>% | Equity interest held by the Group<br>本集團應佔股本權益比例<br>% | Principal activities<br>主要業務 |
|---|---|---|---|---|---|---|
| Hanny Magnetics (Zhuhai) Limited (note b)<br>威望(珠海)磁訊有限公司(附註b) | PRC<br>中國 | HK$686,072,148<br>686,072,148港元 | – | 100 | 100 | Manufacturing of magnetic media products<br>生產磁訊媒體產品 |
| Memorex Canada Ltd. | Canada<br>加拿大 | CAD2<br>2加元 | – | 67.08 | 43.60 | Trading in and distribution of computer media products and audio and video products<br>買賣及分銷電腦媒體產品及影音產品 |
| Memorex International Inc. | B.V.I./United States of America ("U.S.A.")<br>英屬處女群島／美利堅合眾國(「美國」) | US$1,000,000<br>1,000,000美元 | – | 67.08 | 43.60 | Investment holding and holding of trademarks licenses<br>投資控股及持有商標許可證 |
| Memorex Products Europe Limited | United Kingdom<br>英國 | GBP2<br>2英鎊 | – | 67.08 | 43.60 | Trading in and distribution of computer media products and audio and video products<br>買賣及分銷電腦媒體產品及影音產品 |

## 41. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

## 41. 主要附屬公司及聯營公司之詳情（續）

| Name of subsidiary 附屬公司名稱 | Place of incorporation or registration/ operation 註冊成立或登記／營運地點 | Issued and fully paid share capital or contributed capital 已發行及繳足股本或實繳資本 | Percentage of issued share capital/registered capital held by the Company 本公司持有已發行股本／註冊資本百分比 % | Percentage of issued share capital/registered capital held by subsidiaries 附屬公司持有已發行股本／註冊資本百分比 % | Equity interest held by the Group 本集團應佔股本權益比例 % | Principal activities 主要業務 |
|---|---|---|---|---|---|---|
| Memorex Products, Inc. | U.S.A. 美國 | US$79,001,000 79,001,000美元 | – | 67.08 | 43.60 | Trading in and distribution of computer media products and audio and video products 買賣及分銷電腦媒體產品及影音產品 |
| Memorex Holdings Limited | Bermuda 百慕達 | US$100,000 100,000美元 | – | 65 | 65 | Investment holding 投資控股 |
| Zhuhai Hanny Property Investment Limited 珠海錦興產業園投資有限公司 | B.V.I. 英屬處女群島 | US$1 1美元 | – | 100 | 100 | Holding of land development project held for resale 持有土地開發項目以轉售 |
| Rich Life Holdings Pte Limited | Singapore 新加坡 | S$2 2坡元 | – | 100 | 100 | Investment holding 投資控股 |
| Well Orient Limited 威倫有限公司 | Hong Kong 香港 | HK$2 2港元 | – | 100 | 100 | Investment holding 投資控股 |
| Ultimate Strategy Limited | B.V.I. 英屬處女群島 | US$1 1美元 | – | 100 | 100 | Investment holding 投資控股 |

*Notes:*

a. The holders of the 5% non-voting deferred shares are not entitled to receive notice of or to attend or vote at any general meetings of the company. The non-voting deferred shares practically carry no rights to dividends or to participate in any distribution on winding up.

*附註：*

a. 5%無投票權遞延股份之持有人無權收取該公司任何股東大會之通告或出席大會或於會上投票。無投票權遞延股份並無附有任何權利獲派股息或在清盤時獲得任何分派。

## 41. PARTICULARS OF PRINCIPAL SUBSIDIARIES AND ASSOCIATES (continued)

b. The company is registered in the form of wholly-owned foreign investment enterprise.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

Details of the Group's principal associates which were all held indirectly by the Company at March 31, 2004 are as follows:

## 41. 主要附屬公司及聯營公司之詳情（續）

b. 該公司以外資全資企業形式登記。

以上各附屬公司於年終或年內任何時間，概無任何未償還債務證券。

本集團之主要聯營公司（由本公司間接持有）於二零零四年三月三十一日之詳情如下：

| Name of associate 聯營公司名稱 | Form of business structure 企業結構形式 | Place of incorporation/ operation 註冊成立／營運地點 | Proportion of equity interest attributable to the Group 本集團應佔股本權益比例 % | Principal activities 主要業務 |
|---|---|---|---|---|
| China Strategic Holdings Limited 中策集團有限公司 | Corporate 企業 | Hong Kong 香港 | 29.36 | Investment holding 投資控股 |
| PSC Corporation Ltd. (formerly known as "Provisions Suppliers Corporation Limited") 普威聯營有限公司（前稱「普威聯營有限公司」） | Corporate 企業 | Singapore 新加坡 | 27.45 | Supply of household consumer product 供應家用消費品 |

The above tables list the subsidiaries and associates of the Group which, in the opinion of the directors, principally affected the results of the Group for the year or formed a substantial portion of the net assets of the Group at the end of the year. To give details of other subsidiaries and associates would, in the opinion of the directors, result in particulars of excessive length.

上表列載之本集團附屬公司及聯營公司，乃董事認為主要影響本集團年內之業績或構成本集團年終資產淨值重大部份之公司。董事認為，詳載其他附屬公司及聯營公司會導致篇幅過於冗長。

## Results 業績

| | | Year ended March 31, 截至三月三十一日止年度 | | | | |
|---|---|---|---|---|---|---|
| | | 2000 HK$'000 二零零零年 千港元 | 2001 HK$'000 二零零一年 千港元 | 2002 HK$'000 二零零二年 千港元 | 2003 HK$'000 (As restated) 二零零三年 千港元 (經重列) | **2004 HK$'000 二零零四年 千港元** |
| Turnover | 營業額 | 2,819,998 | 3,595,783 | 4,373,909 | 4,162,804 | **5,009,930** |
| Profit (loss) before income tax | 除税前溢利(虧損) | 96,335 | (574,129) | (75,044) | (570,474) | **121,639** |
| Income tax expense | 利得税開支 | 3,074 | 22,871 | 2,686 | 36,041 | **27,846** |
| Profit (loss) before minority interests | 未計少數股東權益前溢利(虧損) | 93,261 | (597,000) | (77,730) | (606,515) | **93,793** |
| Minority interests | 少數股東權益 | 8,361 | (7,635) | 24,725 | 42,105 | **80,493** |
| Profit (loss) for the year | 本年度溢利(虧損) | 84,900 | (589,365) | (102,455) | (648,620) | **13,300** |

## Assets and liabilities 資產及負債

| | | At March 31, 於三月三十一日 | | | | |
|---|---|---|---|---|---|---|
| | | 2000 HK$'000 二零零零年 千港元 | 2001 HK$'000 二零零一年 千港元 | 2002 HK$'000 二零零二年 千港元 | 2003 HK$'000 (As restated) 二零零三年 千港元 (經重列) | **2004 HK$'000 二零零四年 千港元** |
| Non-current assets | 非流動資產 | 1,213,815 | 1,826,001 | 1,671,193 | 1,604,463 | **1,643,529** |
| Net current assets | 流動資產淨值 | 1,677,853 | 647,823 | 801,566 | 477,410 | **645,756** |
| | | 2,891,668 | 2,473,824 | 2,472,759 | 2,081,873 | **2,289,285** |
| Shareholders' funds | 股東資金 | 2,310,364 | 2,169,293 | 2,247,168 | 1,729,567 | **1,873,181** |
| Minority interests | 少數股東權益 | 94,873 | 182,623 | 214,611 | 174,598 | **405,157** |
| Non-current liabilities | 非流動負債 | 486,431 | 121,908 | 10,980 | 177,708 | **10,947** |
| | | 2,891,668 | 2,473,824 | 2,472,759 | 2,081,873 | **2,289,285** |

*Note:*

The summary of the results, assets and liabilities of the Group for the years ended March 31, 2002, 2001 and 2000 have not been restated upon the adoption of Statement of Standard Accounting Practice 12 (Revised) "Income Taxes" as the directors of the Company are of the opinion that the restatement would involve cost not in proportion to the benefit of the Group.

*附註：*

截至二零零零年、二零零一年及二零零二年三月三十一日止年度之本集團業績、資產及負債摘要未因採納會計實務準則第12號(經修訂)「所得税」而予以重列，蓋因董事認為重列涉及之成本與其為本集團帶來之利益不成比例。

REGISTERED OFFICE
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2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE
8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong
Tel : (852) 2372 0722
Fax: (852) 2304 4236

STOCK CODE
275

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